Kao Corporation

07025317

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

File No. 82-34759
July 10, 2007

Office of Investor Education and Assistance
SEC Headquarters

100 F Street, NE
Washington, DC 20549
U.S.A

SUPPL

2007 JUL 17 P 1:03

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b).

Annex A lists all documents published, filed or distributed by Kao since June 1, 2007 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared and original Japanese documents of Annex A are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal-Global at 011-813-3660-7404 (telephone) or 011-813-3660-7942 (facsimile).

PROCESSED
JUL 20 2007
THOMSON
FINANCIAL

Very truly yours,

Kao Corporation

By [signature]
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global

Enclosures: Annex A
Annex B

LIST OF DOCUMENTS PUBLISHED, FILED OR DISTRIBUTED SINCE June 1, 2007

A. ENGLISH LANGUAGE DOCUMENTS

(1) Corporate Governance Report dated June 5, 2007 and June 28, 2007(A brief description in English is set forth in Annex B, excerption in English is attached hereto as Exhibit A-1, and the original document in Japanese is attached hereto as Exhibit B-1)

(2) Summary of the Resolutions at the 101st Annual General Meeting of Shareholders held on June 28, 2007 (Attached hereto as Exhibit A-2 and the original document in Japanese is Exhibit B-2)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Annual Securities Report dated June 28, 2007 for the fiscal year ended March 31, 2007 and amendment report dated July 2, 2007(A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-3)

(2) Amendment to the Recordation for the Issuance of Bonds dated June 28, 2007 and July 2, 2007 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-4)

(3) Annual Business Report for the fiscal year ended March 31, 2007 (A brief description in English is set forth in Annex B and the original document in Japanese is attached hereto as Exhibit B-5)

ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Corporate Governance Report

Listed companies of Tokyo Stock Exchange (TSE) are requested to file Corporate Governance Report to TSE. This report explains the following points of Corporate Governance of the listed companies of TSE.

1. Basic Position on Corporate Governance
2. Status of Corporate Governance System
3. Status of Measures Concerning Respect for the Standpoint of Stakeholders
4. Basic Policy Regarding the Internal Control System
5. Information Concerning Hostile Takeover Defenses

The report filed since June 1, 2007 include the following information:

i. June 5, 2007– Amendment of report is filed due to revision of the items highlighted in pink in English excerption (Exhibit A-1) and the original Japanese document (Exhibit B-1).

ii. June 28, 2007– Amendment of report is filed due to revision of the items highlighted in pink in English excerption (Exhibit A-1) and the original Japanese document (Exhibit B-1).

(2) Annual Securities Report dated June 28, 2007 for the fiscal year ended March 31, 2007 and amendment report dated July 2, 2007

An annual securities report is required to be filed with Director of the Kanto Local Finance Bureau under the Securities and Exchange Law of Japan within three months after the end of each fiscal year and sets forth, among other things, the results of operations during such fiscal year. The discussion of the results of operations during that fiscal year included the following consolidated financial information for Kao:

Income statement line item*	**Year ended 3/31/2007 (in billions)**	**Change compared to the year ended 3/31/2006**
Net sales	¥1231.8	26.8%
Operating income	¥120.8	0.6%
Net income	¥70.5	(0.9%)

*Note: All figures are based on generally accepted accounting principles in Japan.

The annual securities report is available for public inspection at the Tokyo Stock Exchange, Inc. and the main office of Kao for five years.

The amendment report of the annual securities report was filed on July 2, 2007 due to the correction of the accounting auditor's name.

(3) Amendment to the Recordation for the Issuance of Bonds dated June 28, 2007 and July 2, 2007

Pursuant to the Securities and Exchange law of Japan, when the company decided to issue bonds, a recordation for the issuance of bonds must be filed with the Director of the Kanto Local Finance Bureau and is available for public inspection at the Tokyo Stock Exchange, Inc. and at the main office of Kao for a scheduled period of issuance.

The amendment to the recordation filed since June 1, 2007 include the following information:

June 28, 2007–Amendment of the recordation was filed due to the addition of the above (2) annual securities report to the reference material.

July 2, 2007–Amendment of the recordation was filed due to the addition of the above (2) amendment report to the reference material.

(4) Annual Business Report for the fiscal year ended March 31, 2007

Annual Business Report was sent to the shareholders after the 101st Annual General Meeting of Shareholders held on June 28, 2007. It contains the information on annual financial results, Kao's future operational strategies and new products.

Exhibit A-1



Company Profile

Corporate Governance

Note: The contents of the text herein are excerpts from the Report on Corporate Governance filed with the Tokyo Stock Exchange on June 5, 2007.

1. Basic Position on Corporate Governance

Kao' s basic position on corporate governance is to develop a managerial framework and internal control system that can take the necessary measures to realize highly efficient, sound and transparent management with the aim of continuously increasing corporate value. The Company considers corporate governance to be one of its most important managerial tasks.

2. Status of Corporate Governance System


Shareholders Meeting
Monitoring
Audit
Board of Corporate Auditors
Board of Directors
Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President
Compensation Advisory Committee
Supervision
Accounting Auditors
Audit
Management Committee
Compliance Reporting Hotline
Outside Lawyers
Consultation
CSR Committee
Internal Control Committee
Audit
Corporate Audit Services
Audit
• Administrative Divisions
• Business Divisions
• Production & Engineering
• Research & Development
Audit
Subsidiaries /Affiliates
Investigation
Audit
Conference by Corporate Auditors of Domestic Group Companies
Corporate Auditors
(Attendance)
(Attendance)
Audit

(1) Members of the Board of Directors

The Company has adopted the corporate auditor system. In its current management structure, the Company has 15 members of the Board of Directors, including two Outside Directors and the Chairman of the Board of Directors without representative rights, and 23 Executive Officers, including 11 who serve concurrently as members of the Board of Directors.

- Information Concerning Main Activities of Outside Directors
  During the period from April 2006 through March 2007, 16 meetings of the Board of Directors were held. After Outside Director Messrs. Atsushi Takahashi and Osamu Shoda assumed office as Members of the Board, 14 meetings of the Board of Directors were held of which they both attended 12 meetings. At the meetings of the Board of Directors, Outside Directors regularly give their views on the Company's operations in general, and at every meeting they actively ask questions and express opinions on various issues from a broad and objective standpoint, based on their extensive experience. When necessary, they visit the Company's domestic and overseas business sites.

- Support System for Outside Directors
  To enhance discussions at the meetings of the Board of Directors, the Secretariat of the Board extensively briefs Outside Directors prior to each meeting on matters including the background, purpose and contents of proposals on the agenda of the meeting.

(2) Corporate Auditors

The Company's Board of Corporate Auditors consists of four Corporate Auditors, including two Outside Auditors.

- Status of Cooperation between Corporate Auditors and Accounting Auditor
  At the start of accounting audits for each business year, the Corporate Auditors receive from the Accounting Auditor an audit plan describing the fundamental audit policy, the major items and sites to be audited and the main contents of the audit. They also exchange views with the Accounting Auditor concerning the contents of the audit plan.

  In the settlement of accounts for the business year, the Corporate Auditors also have an opportunity to discuss the audit contents with the Accounting Auditor during the course of the audit. In addition, they receive the audit report from the Accounting Auditor within the time frame prescribed by law, and receive a summary of the audit results, which are later used in preparing the audit report of Corporate Auditors.

  The Corporate Auditors also contact the Accounting Auditor whenever necessary, and cooperate with them to contribute to the formation of their respective audit opinions.

- Status of Cooperation between Corporate Auditors and Internal Auditing Functional Divisions
  Corporate Auditors regularly meet on a quarterly or semi-annual basis with the Corporate Audit Services Department and the Legal & Compliance Division, as well as the internal auditing functional divisions related to environment & safety, quality assurance, risk management and other areas, to hear about their activities and exchange opinions. When necessary, both parties also provide the information they have to the other, which serves to deepen cooperation and raise the level of each other's audit activities.

- Information on Other Major Activities of Outside Auditors
  During the period from April 2006 through March 2007, 16 meetings of the Board of Directors and 7 meetings of the Board of Corporate Auditors were held. Outside Auditor Mr. Satoshi Ito attended all of the meetings, respectively. After Mr. Tadashi Oe assumed office as a Corporate Auditor, 14 meetings of the Board of Directors and 5 meetings of the Board of Corporate Auditors were held of which he attended 12 meetings of the Board of Directors and 4 meetings of the Board of Corporate Auditors. Outside Auditors actively provide appropriate questions and statements from a specialized, objective standpoint at virtually every meeting of the Board of Directors. In addition, at meetings of the Board of Corporate Auditors, they actively furnish opinions based on their extensive knowledge and experience. When necessary, they also participate in audits of domestic and overseas business sites.

- Support System for Outside Auditors
  The Company has a system in which functional divisions such as the Corporate Audit

Services Department and the Legal & Compliance Division provide support for Corporate Auditors upon request.

(3) Status of Implementation of Measures to Grant Incentives to Members of the Board of Directors

Regarding remuneration for members of the Board of Directors, the Company has implemented a stock option plan for the purpose of aligning members of the Board of Directors' interests with those of shareholders of the Company. In addition, more than 20 percent of their planned annual remuneration is linked to performance based on EVA* (Economic Value Added) and the like. However, the Company does not apply performance-linked remuneration to Outside Directors.
Note: EVA is a registered trademark of Stern Stewart & Co.

(4) Payment of Remuneration to Members of the Board of Directors from April 2005 through March 2006

- Remuneration paid to members of the Board of Directors and Corporate Auditors:
  To 15 members of the Board of Directors 327 million yen

  Notes:
  1. The number of members of the Board of Directors is 15 as of March 31, 2006.
  2. The Company is authorized to pay remuneration to members of the Board of Directors subject to the following upper limits.
     To members of the Board of Directors: 450 million yen per year, excluding the salaries etc. paid for services rendered as employee by members of the Board of Directors who also serve as employees of the Company.
     (This upper limit was resolved at the 86th Annual General Meeting of Shareholders held on June 26, 1992)

- Aggregate amount of salaries etc. paid to members of the Board of Directors who are also employees of the Company, for services rendered as employee:
  156 million yen, including bonuses

- Aggregate amount of bonuses paid to Members of the Board of Directors as appropriation of retained earnings:
  70 million yen

(5) Information on Business Execution, Audits and Supervision, Nomination, Setting of Compensation and Other Functions

In its previous framework of members of the Board of Directors and Corporate Auditors, the Company introduced the Executive Officer system in June 2002. In its current management system, the Company has 15 members of the Board of Directors, including two Outside Directors and the Chairman of the Board of Directors without representative rights, and 23 Executive Officers, including 11 who serve concurrently as members of the Board of Directors. The Company is giving ongoing consideration as to whether it should become a "Company with three committees" as defined by the Corporation Law, as it believes this is a management issue of great importance. However, the Company has established a "Compensation Advisory Committee" and a "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President," which perform functions similar to those of the committees in a "Company with three committees."
The Compensation Advisory Committee consists of the Representative Directors, the Chairman of the Board of Directors and all Outside Directors. At this Committee, the Representative Directors obtain opinions with respect to the compensation system and level of compensation for the members of the Board of Directors and Executive Officers. The Committee convenes once a year during the executive compensation review period. In the year ended March 31, 2007, the Committee held a meeting with the attendance of all committee members, who judged that the compensation system and level of compensation for members of the Board of Directors and Executive Officers currently in office were appropriate. This result was reported to the meeting of Business year.

The Committee for the Examination of the Nominees for the Chairman of the Board of

Directors and the President consists exclusively of all Outside Directors and all Outside Corporate Auditors. This Committee examines the nominees prior to the election or re-election of the Chairman of the Board of Directors and/or the President and submits its evaluation of the nominees' qualifications to the Board of Directors. The Committee was held with the attendance of all committee members prior to the election of the new Chairman of the Board of Directors and new President in June 2004, and prior to the selection of re-election nominees for Chairman of the Board of Directors and President in June 2006 re-elected at the meeting of the Board of Directors after the resolution of the Annual General Meeting of Shareholders in 2006. After the examination, the committee submitted to the Board of Directors its opinion that there were no problems concerning the qualifications of the nominees.

In addition, the accounting firm Tohmatsu & Co., which is the Company's Accounting Auditor, voluntarily ensures that any of its employees who become involved in auditing the Company will not be involved in the audit for more than a certain period. The Company and the accounting firm have entered into a contract for audits based on the Corporation Law and the Securities and Exchange Law.

3. Status of Measures Concerning Respect for the Standpoint of Stakeholders

- Rules for Respecting the Standpoint of Stakeholders through Internal Regulations, etc.
  The Kao Way, an essence of the Company's corporate philosophy, states that "Our mission is 'to strive for the wholehearted satisfaction of the lives of people globally through the Company's core domains of cleanliness, beauty and health.'" The "Vision" section of the Kao Way stipulates that "We aim to be 'a global group of companies that is closest to the consumer/customer in each market,' earning the respect and trust of all stakeholders and contributing to the sustainable development of society." In addition, the Principles of Corporate Ethics in the Kao's Business Conduct Guidelines states that "Kao Corporation seeks to be an honest and exemplary company, guided by sensible and fair actions and driven by a fundamental adherence to ethical principles that go beyond mere compliance with laws to earn the true respect of all stakeholders." The text also describes specific details about Kao's conduct guidelines to respect the standpoint of stakeholders.

- Implementation of Environmental Preservation Activities and CSR* Activities
  The CSR Committee, chaired by the President & CEO, and the Committee for Responsible Care Promotion, chaired by a member of the Board of Directors, draw up and review basic policies for business activities, and have set up specialized sections to promote concrete activities on a day-to-day basis. The previously issued Environment, Safety and Health Report and the Environment, Safety and Social Report are issued from 2005 as the CSR Report, which reports on Kao's position on CSR and its various CSR-related activities.
  * Corporate Social Responsibility

- Formulation of Policies, Etc., for Information Disclosure to Stakeholders
  The Disclosure Committee, formed in September 2005, formulated a basic policy in May 2006. The policy includes Kao's commitment to disclosing information to shareholders, investors and all stakeholders in a timely, accurate and impartial manner by continuing prompt disclosure of information that falls under the Rules on Timely Disclosure of Corporate Information by Issuer of Listed Security and the Like provided by Tokyo Stock Exchange, in compliance with the Corporation Law, the Securities and Exchange Law and various ordinances.

4. Basic Policy Regarding the Internal Control System

The Company has established an Internal Control Committee chaired by the President and CEO. An important task of the committee is to develop a management structure, organization and system that facilitates legally compliant, efficient, sound and highly transparent management that aims to consistently increase corporate value, and for this objective, the Company implements the following systems.

(1) System to ensure that Members of the Board of Directors' and employees' execution of their duties conforms to laws and the Articles of Incorporation

Members of the Board of Directors, Executive Officers and employees of the Kao Group companies should act with integrity based on "Kao's Business Conduct Guidelines," which govern compliance with laws, the Articles of Incorporation, internal rules and social ethics. The Compliance Committee, chaired by the Member of the Board of Directors in charge of compliance, promotes this compliance. Monitoring by the Corporate Audit Services as well as notices and reports to the Compliance Reporting Hotline from concerned parties in and outside the Company enable Kao to quickly gauge the state of compliance, work to quickly resolve any issues that arise, and take appropriate steps to prevent the recurrence of similar cases.

(2) System for retention and management of information concerning Member of the Board of Directors' execution of their duties

Information (minutes, decision records and their relevant materials, account books and records, and other information and the like) related to members of the Board of Directors' execution of their duties is properly retained and managed according to the document retention and management policies and other related policies. Members of the Board of Directors, Corporate Auditors and employees designated by them may access such information at any time.

(3) Rules and other systems concerning risk management

Risks involved in business strategies are analyzed and countermeasures are discussed by the relevant departments; when necessary, discussion of these risks and countermeasures takes place in meetings of the Board of Directors or the Executive Committee. Risks in business operations are managed in accordance with the Kao's Risk Management Policy. The Risk Management Committee, chaired by the member of the Board of Directors in charge of risk management, promotes risk management throughout the Kao Group companies and develops countermeasures for disasters and other emergencies. In the event of a serious crisis, countermeasures headquarters, which should be headed by the President and CEO, is set up to respond to the crisis.

(4) System to ensure that Members of the Board of Directors efficiently execute their duties

After determining the direction to be focused on in a mid-term business plan the Board of Directors reflect it in the mid-term plans of each department and subsidiary. The mid-term plans are reviewed annually by the Board of Directors and the Executive Committee, and necessary adjustments are made in response to the progress of the plans and changes in the business environment. The Executive Committee reviews, monthly or whenever appropriate, the progress of the revenue and expenditure plan and other important business plans, extracts the main issues and then implements measures in response. In order to separate supervision and execution functions and to ensure the effectiveness of these functions, the decision rules for the Board of Directors and the Executive Committee are reviewed as necessary.

(5) System to ensure the appropriateness of business operations in the Kao Group

The Internal Control Committee and related committees promote various policies to make sure that the business activities of the Company and its subsidiaries conform to

laws and respective articles of incorporation. In addition, they promote and monitor efforts to ensure the appropriateness and efficiency of business operations throughout the Kao Group companies, and report regularly to the Board of Directors. Representative Directors, members of the Board of Directors in charge of business operations and Executive Officers provide guidance for the development of appropriate internal control systems for Kao Group companies, according to their respective duties. In addition, to ensure the appropriateness of business operations at subsidiaries, they make improvements to the rules for periodic reports from subsidiaries and enhance internal audit functions.

(6) Employees to be assigned if Corporate Auditors request staff to assist in their duties

In the event that a request be made by Corporate Auditors for assignment of staff to provide assistance to conduct their audits effectively, the members of the Board of Directors should assign employees after discussing specific personnel selection with the Corporate Auditors.

(7) Independence of employees in the preceding paragraph from members of the Board of Directors

In assignment, evaluation, transfer and disciplinary action of or to employees who assist in the duties of Corporate Auditors, the opinions of the Board of Corporate Auditors should be solicited and respected.

(8) System for Members of the Board of Directors and employees to report to Corporate Auditors, and other systems concerning reporting to Corporate Auditors

Corporate Auditors may attend meetings of the Executive Committee, the Internal Control Committee and related committees, and may access the minutes, decision records and other documents of important meetings at any time. They may also receive activity reports from the head of each division, and have regular exchanges of views with Representative Directors. In addition, members of the Board of Directors should promptly report to Corporate Auditors any fact that may potentially cause significant harm to the Company or any occurrence of a serious violation of laws or the Articles of Incorporation.

(9) System to ensure that audits by Corporate Auditors are conducted effectively

To conduct efficient and effective audits, Corporate Auditors maintain a close cooperative relationship, which includes the exchange of information, with the Accounting Auditor and the internal audit functional departments such as the Corporate Audit Services, as well as corporate auditors and internal audit departments of subsidiaries. In addition, Corporate Auditors may independently receive support from outside specialists such as lawyers and certified public accountants when necessary.

5. Information Concerning Hostile Takeover Defenses

The Company did not submit any proposals regarding defensive measures against hostile takeovers to its Annual General Meeting of Shareholders held in June 2007. However, the Company believes that implementing defensive measures is an important task for management, and continues to study the pros and cons of introducing reasonable defensive measures against hostile takeovers. The Company also closely monitors development of the Japanese legal system and trend of business society.

The Company hopes to attract shareholders who will hold Kao's stock on a long-term basis. The Company is committed to rewarding such long-term shareholders by increasing corporate value over the long term through vigorous business activities linked to increasing EVA, and by enhancing shareholder returns, including dividends*. The Company believes that increasing corporate value and enhancing shareholder returns will be duly reflected in Kao's stock price in the market and its market value, which will in turn discourage hostile takeovers that could not be in the best interests of shareholders.

- At the same time, through its CSR and other activities, the Company promotes understanding of its contribution to global society among all stakeholders. By doing so, the Company expects to increase trust of stakeholders towards its management, which, it believes, will act as a major deterrent to such hostile takeovers.

* The Company has set a target payout ratio of approximately 40% of consolidated net income.



Company Profile

Corporate Governance

Note: The contents of the text herein are excerpts from the Report on Corporate Governance filed with the Tokyo Stock Exchange on June 28, 2007.

1. Basic Position on Corporate Governance

Kao's basic position on corporate governance is to develop a managerial framework and internal control system that can take the necessary measures to realize highly efficient, sound and transparent management with the aim of continuously increasing corporate value. The Company considers corporate governance to be one of its most important managerial tasks.

2. Status of Corporate Governance System



Shareholders Meeting
Monitoring
Audit
Board of Corporate Auditors
Board of Directors
Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President
Compensation Advisory Committee
Supervision
Audit
Management Committee
Accounting Auditors
Audit
CSR Committee
Internal Control Committee
Compliance Reporting Hotline
Consultation
Outside Lawyers
Audit
Corporate Audit Services
Audit
·Administrative Divisions
·Business Divisions
·Production & Engineering
·Research & Development
Audit
Subsidiaries /Affiliates
Investigation
Audit
Conference by Corporate Auditors of Domestic Group Companies
Corporate Auditors
(Attendance)
(Attendance)
Certified Public Accountant
Audit

Corporate Structure enlarge

(1) Members of the Board of Directors

The Company has adopted the corporate auditor system. In its current management structure, the Company has 15 members of the Board of Directors, including two Outside Directors and the Chairman of the Board of Directors without representative rights, and 25 Executive Officers, including 11 who serve concurrently as members of the Board of Directors.

- Information Concerning Main Activities of Outside Directors
  During the period from April 2006 through March 2007, 16 meetings of the Board of Directors were held. After Outside Director Messrs. Atsushi Takahashi and Osamu Shoda assumed office as Members of the Board, 14 meetings of the Board of Directors were held of which they both attended 12 meetings. At the meetings of the Board of Directors, Outside Directors regularly give their views on the Company's operations in general, and at every meeting they actively ask questions and express opinions on various issues from a broad and objective standpoint, based on their extensive experience. When necessary, they visit the Company's domestic and overseas business sites.

- Support System for Outside Directors
  To enhance discussions at the meetings of the Board of Directors, the Secretariat of the Board extensively briefs Outside Directors prior to each meeting on matters including the background, purpose and contents of proposals on the agenda of the meeting.

(2) Corporate Auditors

The Company's Board of Corporate Auditors consists of four Corporate Auditors, including

two Outside Auditors.

- Status of Cooperation between Corporate Auditors and Accounting Auditor
  At the start of accounting audits for each business year, the Corporate Auditors receive from the Accounting Auditor an audit plan describing the fundamental audit policy, the major items and sites to be audited and the main contents of the audit. They also exchange views with the Accounting Auditor concerning the contents of the audit plan.

  In the settlement of accounts for the business year, the Corporate Auditors also have an opportunity to discuss the audit contents with the Accounting Auditor during the course of the audit. In addition, they receive the audit report from the Accounting Auditor within the time frame prescribed by law, and receive a summary of the audit results, which are later used in preparing the audit report of Corporate Auditors.

  The Corporate Auditors also contact the Accounting Auditor whenever necessary, and cooperate with them to contribute to the formation of their respective audit opinions.

- Status of Cooperation between Corporate Auditors and Internal Auditing Functional Divisions
  Corporate Auditors regularly meet on a quarterly or semi-annual basis with the Corporate Audit Services Department and the Legal & Compliance Division, as well as the internal auditing functional divisions related to environment & safety, quality assurance, risk management and other areas, to hear about their activities and exchange opinions. When necessary, both parties also provide the information they have to the other, which serves to deepen cooperation and raise the level of each other's audit activities.

- Information on Other Major Activities of Outside Auditors
  During the period from April 2006 through March 2007, 16 meetings of the Board of Directors and 7 meetings of the Board of Corporate Auditors were held. Outside Auditor Mr. Satoshi Ito attended all of the meetings, respectively. After Mr. Tadashi Oe assumed office as a Corporate Auditor, 14 meetings of the Board of Directors and 5 meetings of the Board of Corporate Auditors were held of which he attended 12 meetings of the Board of Directors and 4 meetings of the Board of Corporate Auditors. Outside Auditors actively provide appropriate questions and statements from a specialized, objective standpoint at virtually every meeting of the Board of Directors. In addition, at meetings of the Board of Corporate Auditors, they actively furnish opinions based on their extensive knowledge and experience. When necessary, they also participate in audits of domestic and overseas business sites.

- Support System for Outside Auditors
  The Company has a system in which functional divisions such as the Corporate Audit Services Department and the Legal & Compliance Division provide support for Corporate Auditors upon request.

(3) Status of Implementation of Measures to Grant Incentives to Members of the Board of Directors

Regarding remuneration for members of the Board of Directors, the Company has implemented a stock option plan for the purpose of aligning members of the Board of Directors' interests with those of shareholders of the Company. In addition, more than 20 percent of their planned annual remuneration is linked to performance based on EVA* (Economic Value Added) and the like. However, the Company does not apply performance-linked remuneration to Outside Directors.
Note: EVA is a registered trademark of Stern Stewart & Co.

(4) Payment of Remuneration, etc. to Members of the Board of Directors from April 2006 through March 2007

- Aggregate Amount of Remuneration, etc. paid to members of the Board of Directors
  To 15 members of the Board of Directors: 435 million yen (including 13 million yen to be paid to 2 Outside Directors)

  Notes:

  1. The aggregate amount of remuneration, etc., to be paid to members of the Board of Directors does not include the 142 million yen, which is the amount of salaries, etc.

(including bonuses), to be paid to members of the Board of Directors who also serve as employees of the Company, for their services as employees.

2. The aggregate amount of remuneration, etc., to be paid to members of the Board of Directors includes the following amounts:

   (i) The amount accounted for during this fiscal year as the reserve for bonuses to members of the Board of Directors

   110 million yen to 13 members of the Board of Directors

   (ii) Amount of remuneration, etc., as stock acquisition rights allotted as stock options based on the resolution of the 100th Annual General Meeting of Shareholders held on June 29, 2006 and meeting of the Board of Directors held on August 25, 2006 and September 28, 2006.

   76 million yen to 14 members of the Board of Directors (including 2 million yen to 1 Outside Director)

3. Maximum aggregate amounts of remuneration, etc., to be paid to members of the Board of Directors are as follows:

   (i) An annual amount of 450 million yen (resolved at the 86th Annual General Meeting of Shareholders held on June 26, 1992)

   This amount does not include remuneration paid to members of the Board of Directors who also serve as employees of the Company, for their services as employees.

   (ii) An annual amount of 200 million yen (resolved at the 100th Annual General Meeting of Shareholders held on June 29, 2006)

   This amount was approved as the maximum amount of stock acquisition rights to be allotted as stock options, apart from the amount in (i) above.

4. In addition to the aggregate amount of remuneration, etc., to be paid to members of the Board of Directors, the following payments have been made based on the resolution of the 100th Annual General Meeting of Shareholders held on June 29, 2006:

   (i) Bonuses to members of the Board of Directors
   To 13 members of the Board of Directors: 73 million yen

   (ii) Retirement allowances
   To 2 members of the Board of Directors: 17 million yen

   Since July 2001, the Company has stopped adding to the amount of the reserve for retirement allowances to members of the Board of Directors and Corporate Auditor. The above retirement allowances were awarded to the 2 Directors in recognition of their service to the Company for the period from their respective assumption of office to June 2001.

(5) Information on Business Execution, Audits and Supervision, Nomination, Setting of Compensation and Other Functions

In its previous framework of members of the Board of Directors and Corporate Auditors, the Company introduced the Executive Officer system in June 2002. In its current management system, the Company has 15 members of the Board of Directors, including two Outside Directors and the Chairman of the Board of Directors without representative rights, and 25 Executive Officers, including 11 who serve concurrently as members of the Board of Directors. The Company is giving ongoing consideration as to whether it should become a "Company with three committees" as defined by the Corporation Law, as it believes this is a management issue of great importance. However, the Company has established a "Compensation Advisory Committee" and a "Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President," which perform functions similar to those of the committees in a "Company with three committees."
The Compensation Advisory Committee consists of all Representative Directors, the Chairman of the Board of Directors and all Outside Directors. At this Committee, the Representative Directors obtain opinions with respect to the compensation system and level of compensation for the members of the Board of Directors and Executive Officers. The

Committee convenes once a year during the executive compensation review period. In the year ended March 31, 2007, the Committee held a meeting with the attendance of all committee members, who judged that the compensation system and level of compensation for members of the Board of Directors and Executive Officers currently in office were appropriate. This result was reported to the meeting of Business year.

The Committee for the Examination of the Nominees for the Chairman of the Board of Directors and the President consists exclusively of all Outside Directors and all Outside Corporate Auditors. This Committee examines the nominees prior to the election or re-election of the Chairman of the Board of Directors and/or the President and submits its evaluation of the nominees' qualifications to the Board of Directors. The Committee was held with the attendance of all committee members prior to the election of the new Chairman of the Board of Directors and new President in June 2004, and prior to the selection of re-election nominees for Chairman of the Board of Directors and President in June 2006 re-elected at the meeting of the Board of Directors after the resolution of the Annual General Meeting of Shareholders in 2006. After the examination, the committee submitted to the Board of Directors its opinion that there were no problems concerning the qualifications of the nominees.

In addition, the accounting firm Tohmatsu & Co., which is the Company's Accounting Auditor, ensures that any of its employees who become involved in auditing the Company will not be involved in the audit for more than a certain period. The Company and the accounting firm have entered into a contract for audits based on the Corporation Law and the Securities and Exchange Law.

3. Status of Measures Concerning Respect for the Standpoint of Stakeholders

- Rules for Respecting the Standpoint of Stakeholders through Internal Regulations, etc.
  The Kao Way, an essence of the Company's corporate philosophy, states that "Our mission is 'to strive for the wholehearted satisfaction of the lives of people globally through the Company's core domains of cleanliness, beauty and health.'" The "Vision" section of the Kao Way stipulates that "We aim to be 'a global group of companies that is closest to the consumer/customer in each market,' earning the respect and trust of all stakeholders and contributing to the sustainable development of society." In addition, the Principles of Corporate Ethics in the Kao's Business Conduct Guidelines states that "Kao Corporation seeks to be an honest and exemplary company, guided by sensible and fair actions and driven by a fundamental adherence to ethical principles that go beyond mere compliance with laws to earn the true respect of all stakeholders." The text also describes specific details about Kao's conduct guidelines to respect the standpoint of stakeholders.

- Implementation of Environmental Preservation Activities and CSR* Activities
  The CSR Committee, chaired by the President & CEO, and the Committee for Responsible Care Promotion, chaired by a member of the Board of Directors, draw up and review basic policies for business activities, and have set up specialized sections to promote concrete activities on a day-to-day basis. The CSR Report is issued every July, which reports on Kao's position on CSR and its various CSR-related activities including environmental preservation activities.
  * Corporate Social Responsibility

- Formulation of Policies, Etc., for Information Disclosure to Stakeholders
  The Disclosure Committee, formed in September 2005, formulated a basic policy in May 2006. The policy includes Kao's commitment to disclosing information to shareholders, investors and all stakeholders in a timely, accurate and impartial manner by continuing prompt disclosure of information that falls under the Rules on Timely Disclosure of Corporate Information by Issuer of Listed Security and the Like provided by Tokyo Stock Exchange, in compliance with the Corporation Law, the Securities and Exchange Law and various ordinances.

4. Basic Policy Regarding the Internal Control System

The Company has established an Internal Control Committee chaired by the President and CEO. An important task of the committee is to develop a management structure, organization and system that facilitates legally compliant, efficient, sound and highly transparent management that aims to consistently increase corporate value, and for this objective, the Company implements the following systems.

(1) System to ensure that Members of the Board of Directors' and employees' execution of their duties conforms to laws and the Articles of Incorporation

Members of the Board of Directors, Executive Officers and employees of the Kao Group companies should act with integrity based on "Kao's Business Conduct Guidelines," which govern compliance with laws, the Articles of Incorporation, internal rules and social ethics. The Compliance Committee, chaired by the Member of the Board of Directors in charge of compliance, promotes this compliance. Monitoring by the Corporate Audit Services as well as notices and reports to the Compliance Reporting Hotline from concerned parties in and outside the Company enable Kao to quickly gauge the state of compliance, work to quickly resolve any issues that arise, and take appropriate steps to prevent the recurrence of similar cases.

(2) System for retention and management of information concerning Member of the Board of Directors' execution of their duties

Information (minutes, decision records and their relevant materials, account books and records, and other information and the like) related to members of the Board of Directors' execution of their duties is properly retained and managed according to the document retention and management policies and other related policies. Members of the Board of Directors, Corporate Auditors and employees designated by them may access such information at any time.

(3) Rules and other systems concerning risk management

Risks involved in business strategies are analyzed and countermeasures are discussed by the relevant departments; when necessary, discussion of these risks and countermeasures takes place in meetings of the Board of Directors or the Executive Committee. Risks in business operations are managed in accordance with the Kao's Risk Management Policy. The Risk Management Committee, chaired by the member of the Board of Directors in charge of risk management, promotes risk management throughout the Kao Group companies and develops countermeasures for disasters and other emergencies. In the event of a serious crisis, countermeasures headquarters, which should be headed by the President and CEO, is set up to respond to the crisis.

(4) System to ensure that Members of the Board of Directors efficiently execute their duties

After determining the direction to be focused on in a mid-term business plan the Board of Directors reflect it in the mid-term plans of each department and subsidiary. The mid-term plans are reviewed annually by the Board of Directors and the Executive Committee, and necessary adjustments are made in response to the progress of the plans and changes in the business environment. The Executive Committee reviews, monthly or whenever appropriate, the progress of the revenue and expenditure plan and other important business plans, extracts the main issues and then implements measures in response. In order to separate supervision and execution functions and to ensure the effectiveness of these functions, the decision rules for the Board of Directors

and the Executive Committee are reviewed as necessary.

(5) System to ensure the appropriateness of business operations in the Kao Group

The Internal Control Committee and related committees promote various policies to make sure that the business activities of the Company and its subsidiaries conform to laws and respective articles of incorporation. In addition, they promote and monitor efforts to ensure the appropriateness and efficiency of business operations throughout the Kao Group companies, and report regularly to the Board of Directors. Representative Directors, members of the Board of Directors in charge of business operations and Executive Officers provide guidance for the development of appropriate internal control systems for Kao Group companies, according to their respective duties. In addition, to ensure the appropriateness of business operations at subsidiaries, they make improvements to the rules for periodic reports from subsidiaries and enhance internal audit functions.

(6) Employees to be assigned if Corporate Auditors request staff to assist in their duties

In the event that a request be made by Corporate Auditors for assignment of staff to provide assistance to conduct their audits effectively, the members of the Board of Directors should assign employees after discussing specific personnel selection with the Corporate Auditors.

(7) Independence of employees in the preceding paragraph from members of the Board of Directors

In assignment, evaluation, transfer and disciplinary action of or to employees who assist in the duties of Corporate Auditors, the opinions of the Board of Corporate Auditors should be solicited and respected.

(8) System for Members of the Board of Directors and employees to report to Corporate Auditors, and other systems concerning reporting to Corporate Auditors

Corporate Auditors may attend meetings of the Executive Committee, the Internal Control Committee and related committees, and may access the minutes, decision records and other documents of important meetings at any time. They may also receive activity reports from the head of each division, and have regular exchanges of views with Representative Directors. In addition, members of the Board of Directors should promptly report to Corporate Auditors any fact that may potentially cause significant harm to the Company or any occurrence of a serious violation of laws or the Articles of Incorporation.

(9) System to ensure that audits by Corporate Auditors are conducted effectively

To conduct efficient and effective audits, Corporate Auditors maintain a close cooperative relationship, which includes the exchange of information, with the Accounting Auditor and the internal audit functional departments such as the Corporate Audit Services, as well as corporate auditors and internal audit departments of subsidiaries. In addition, Corporate Auditors may independently receive support from outside specialists such as lawyers and certified public accountants when necessary.

5. Information Concerning Hostile Takeover Defenses

The Company did not submit any proposals regarding defensive measures against hostile takeovers to its Annual General Meeting of Shareholders held in June 2007. However, the Company believes that implementing defensive measures is an important task for management, and continues to study the pros and cons of introducing reasonable defensive measures against hostile takeovers. The Company also closely monitors development of the Japanese legal system and trend of business society.

The Company hopes to attract shareholders who will hold Kao' s stock on a long-term basis. The Company is committed to rewarding such long-term shareholders by increasing corporate value over the long term through vigorous business activities linked to increasing EVA, and by enhancing shareholder returns, including dividends*. The Company believes that increasing corporate value and enhancing shareholder returns will be duly reflected in Kao' s stock price in the market and its market value, which will in turn discourage hostile takeovers that could not be in the best interests of shareholders.

At the same time, through its CSR and other activities, the Company promotes understanding of its contribution to global society among all stakeholders. By doing so, the Company expects to increase trust of stakeholders towards its management, which, it believes, will act as a major deterrent to such hostile takeovers.

* The Company has set a target payout ratio of approximately 40% of consolidated net income.

Exhibit A-2

Summary of the Resolutions at the 101st Annual General Meeting of Shareholders held on June 28, 2007 (the "Meeting")

PROPOSAL 1: Proposal for Appropriation of Retained Earnings

At the Meeting, it was resolved that 26 yen per share be paid to the shareholders as the year-end dividend for the 101st fiscal year. Consequently, the total annual dividend for the 101st fiscal year comes to be 52 yen per share, which is a 2 yen increase per share from the previous fiscal year's annual dividend.

(Note) The 101st fiscal year: Fiscal year ended March 31, 2007

PROPOSAL 2: Partial Amendments to the Articles of Incorporation

At the Meeting, it was resolved that the Articles of Incorporation be amended, by adding "Worker dispatching business" to its business purposes in Article 2 of the Articles of Incorporation and appropriately adjusting the numbers of relevant items in Article 2 of the Articles of Incorporation.

Please refer to the following website on the amended Articles of Incorporation.

http://www.kao.co.jp/en/index.html

PROPOSAL 3: Election of one (1) Corporate Auditor

At the Meeting, it was resolved that Mr. Takashi Matsuzaka be newly elected as a Corporate Auditor.

PROPOSAL 4: Election of One (1) Alternate Corporate Auditor

At the Meeting, it was resolved that Mr. Eiji Asada be reelected as an Alternate Outside Corporate Auditor.

PROPOSAL 5: Delegation to the Meeting of the Board of Directors of the Company of Determination of Matters for Offering of Stock Acquisition Rights to be Issued as Stock Options

At the Meeting, the proposal was resolved as it is delegating to the Board of Directors the determination of matters for offering up to 500 stock acquisition rights to be issued as stock options (500,000 shares in common stock) to the Company's employees, and the members of the board of directors and employees of the Company's affiliated companies.

PROPOSAL 6: Revision to the Aggregate Amount of Remuneration, etc., of Members of the Board of Directors

At the Meeting, the proposal was resolved as it is that the aggregate annual amount of remuneration, etc., to be paid to members of the Board of Directors was revised to no more than 630 million yen (not to include salaries, etc., to be paid to any member of the Board of

Directors, who also serves as an employee of the Company, for his/her service as an employee) of which the aggregate annual amount of remuneration, etc., of Outside Directors is to be no more than 30 million yen.

At the meeting of the Board of Corporate Auditors held after the Meeting, Mr. Takashi Matsuzaka, newly elected as a Corporate Auditor, was selected as a Full-time Corporate Auditor and took office.

Exhibit B-1

最終更新日: 2007 年 6 月 5 日

花王株式会社

代表取締役 社長執行役員 尾﨑 元規
問合せ先: 法務·コンプライアンス部門 法務部 法務課長 八幡 賢二
証券コード:4452
http://www.kao.co.jp/

当社のコーポレート·ガバナンスの状況は以下のとおりです。

I コーポレート·ガバナンスに関する基本的な考え方及び資本構成、企業属性その他の基本情報

1. 基本的な考え方

企業価値の継続的な増大をめざして、効率が高く、健全で透明性の高い経営が実現できるよう、経営体制及び内部統制システムを整備し、必要な施策を実施していくことが、当社のコーポレート·ガバナンスに関する取組みの基本的な考え方であり、経営上の最も重要な課題のひとつと位置づけております。

2. 資本構成

外国人株式所有比率	30%以上

【 大株主の状況 】

氏名または名称	所有株式数(株)	割合 (%)
日本トラスティ・サービス信託銀行株式会社 (信託口)	25,542,000	4.64
ステート ストリート バンク アンド トラスト カンパニー 505103	24,266,000	4.41
モックスレイ・アンド・カンパニー	23,617,000	4.29
日本マスタートラスト信託銀行株式会社 (信託口)	21,645,000	3.93
東京海上日動火災保険株式会社	17,402,000	3.16
全国共済農業協同組合連合会	16,642,000	3.02
日本生命保険相互会社	15,200,000	2.76
ステート ストリート バンク アンド トラスト カンパニー	15,032,000	2.73
ザ チェース マンハッタン バンク エヌエイ ロンドン エス エル オムニバス アカウント	11,609,000	2.11
メロン バンク エヌエー アズ エージェント フォー イッツ クライアント メロン オムニバス ユーエス ペンション	11,223,000	2.04

3．企業属性

上場取引所及び市場区分	東京　第一部
決算期	3月
業種	化学
（連結）従業員数	１０００人以上
（連結）売上高	１兆円以上
親会社	なし
連結子会社数	１００社以上３００社未満

4．その他コーポレート・ガバナンスに重要な影響を与えうる特別な事情

――――

Ⅱ 経営上の意思決定、執行及び監督に係る経営管理組織その他のコーポレート･ガバナンス体制の状況

1． 機関構成・組織運営等に係る事項

組織形態	監査役設置会社

【 取締役関係 】

取締役会の議長	会長(社長を兼任している場合を除く)
取締役の人数	15 名
社外取締役の選任状況	選任している
社外取締役の人数	2 名

会社との関係(1)

氏名	属性	a	b	c	d	e	f	g	h	i
高橋 温	他の会社の出身者					○	○		○	
正田 修	他の会社の出身者				○	○			○	

(会社との関係 ※1)

※1 会社との関係についての選択項目
- a 親会社出身である
- b その他の関係会社出身である
- c 当該会社の大株主である
- d 他の会社の社外取締役又は社外監査役を兼任している
- e 他の会社の業務執行取締役、執行役等である
- f 当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずる者である
- g 当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
- h 本人と当該会社との間で責任限定契約を締結している
- i その他

会社との関係(2)

氏名	適合項目に関する補足説明	当該社外取締役を選任している理由
高橋 温	住友信託銀行株式会社代表取締役 取締役会長	経営者としての豊富な経験及び金融業界における長年の経験からの視点に基づく経営の監督とチェック機能を期待し、選任しています。
正田 修	株式会社日清製粉グループ本社代表取締役会長	当社と同じ製造業の会社の経営者としての豊富な経験からの視点に基づく経営の監督とチェック機能を期待

氏名	適合項目に関する補足説明	当該社外取締役を選任している理由
		し、選任しています。

その他社外取締役の主な活動に関する事項

2006 年 4 月から 2007 年 3 月の期間に開催された取締役会は 16 回でしたが、社外取締役 高橋温、同 正田修の両氏の取締役就任以降に開催された取締役会は14回でした。当該14回中、両氏の出席は12回となっております。両氏には取締役会においては、定期的に会社運営全般に関する所感を述べていただいているほか、豊富な経験に基づく大局的、客観的見地から、各議題に関し毎回積極的な質問、意見を表明いただいております。また、必要に応じて、国内外の事業場への訪問を行っていただいております。

【 監査役関係 】

監査役会の設置の有無	設置している
監査役の人数	4 名

監査役と会計監査人の連携状況

事業年度の会計監査の開始にあたり、監査役は会計監査人より、監査の基本方針・重点監査事項・監査事業所と主な監査内容等を記した監査計画書を入手し、会計監査人と当該監査計画書の記述内容に関する意見交換を実施しています。

また、中間期決算においては、会計監査人の中間期会計監査作業の過程において、監査役は会計監査人より、主な監査内容とそれまでの監査における重要な問題点の有無に関する報告を受けて意見交換を行い、会計監査人が中間監査報告書を当社の取締役会に提出するときに、中間監査報告会を開催し、会計監査人より中間監査結果に関する要約の報告を受けております。

事業年度の年間決算においても、監査役は、会計監査人の会計監査作業の過程で相互の監査内容に関する協議の機会をもち、また、会計監査人より法令の定めによる期限内に監査報告書を受領するとともに監査結果の要約の報告を受け、その後の監査役会の監査報告書の作成に役立てています。

その他、監査役は、必要の都度会計監査人と連絡を取り、相互の監査意見の形成に資するための連携を取っています。

監査役と内部監査部門の連携状況

監査役は、経営監査室や法務・コンプライアンス部門のほか、社内に設けられた環境安全・品質保証・リスク管理等に関わる内部監査関連部門と、それぞれ四半期或いは半期毎に定期的な会合をもって各内部監査関連部門の活動状況を聴取するとともに意見交換を行い、また必要の都度、双方が保有する情報を相手方に提供することにより連携を深め、相互の監査活動のレベルアップを図っています。

社外監査役の選任状況	選任している
社外監査役の人数	2 名

会社との関係(1)

氏名	属性	a	b	c	d	e	f	g	h	i
伊東　敏	公認会計士								○	
大江　忠	弁護士				○				○	

(会社との関係（※1）: a〜i)

※1　会社との関係についての選択項目
- a　親会社出身である
- b　その他の関係会社出身である
- c　当該会社の大株主である
- d　他の会社の社外取締役又は社外監査役を兼任している
- e　他の会社の業務執行取締役、執行役等である
- f　当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずる者である
- g　当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
- h　本人と当該会社との間で責任限定契約を締結している
- i　その他

会社との関係(2)

氏名	適合項目に関する補足説明	当該社外監査役を選任している理由
伊東　敏	――	公認会計士としての高い専門性と、豊富な監査経験・知識に基づく視点を期待し、選任しています。
大江　忠	キヤノン株式会社社外監査役、株式会社丸井社外監査役	弁護士としての高い専門性と、豊富な経験・知識に基づく客観的な視点を期待し、選任しています。

その他社外監査役の主な活動に関する事項

2006年4月から2007年3月の期間に開催された取締役会は16回、監査役会は7回であり、社外監査役　伊東敏氏はそれぞれに毎回出席しております。同期間中において、社外監査役　大江忠氏の監査役就任以降開催された取締役会は14回、監査役会は5回であり、同氏は取締役会には12回、監査役会には4回出席しております。両氏には取締役会においては、専門的、客観的見地から、ほぼ毎回積極的かつ的確な質問、発言をいただいております。また、監査役会においても毎回豊富な知識と経験に基づく的確なご意見をいただいております。また、必要に応じて、国内外の事業場の監査にも参加いただいております。

【 インセンティブ関係 】

取締役へのインセンティブ付与に関する施策の実施状況	業績連動型報酬制度の導入、ストックオプション制度の導入

該当項目に関する補足説明

取締役報酬については、株主との利害を共有化する目的でストックオプション制度を導入しているほか、年間予定報酬の20%を超える部分をEVA(経済的付加価値)等を基準とした業績連動型報酬としております。但し、社外取締役には業績連動型報酬は導入しておりません。

ストックオプションの付与対象者	社内取締役、社外取締役、従業員、子会社の取締役、執行役、

	監査役

該当項目に関する補足説明

会社が当該付与対象者にストックオプションを付与している理由は、対象者と当社株主の利害の共有化により、当社の企業価値の一層の増大を図ることを目的としているためであります。当社としては、この目的に合致する経営を担う役員、幹部社員、重要子会社幹部を付与対象者として選定しています。

【 取締役報酬関係 】

開示手段	有価証券報告書、営業報告書（事業報告）
開示状況	全取締役の総額を開示

該当項目に関する補足説明

2006 年3月期における取締役の報酬等の内容は以下のとおりでありますが、取締役の報酬については、株主との利害を共有化する目的でストック・オプション制度の導入、EVA等を基準とした賞与の業績連動性の明確化、役員退職慰労引当金の新規積み立ての停止などを実施しております。

1. 取締役へ支払った報酬

取締役　15 名　　327 百万円

(注)1. 2006 年 3 月期末在籍人員は、取締役 15 名であります。

(注)2. 取締役報酬限度額は次のとおりであります。

年額 450 百万円(1992 年6月 26 日開催の第 86 期定時株主総会決議)

2. 使用人兼務取締役に対する使用人給与等相当額

156 百万円(賞与を含む)

3. 利益処分による取締役賞与金の支給額

70 百万円

上記の内容は、営業報告書及び有価証券報告書において開示予定であり、両報告書とも当社ホームページに掲載致します。

【 社外取締役(社外監査役)のサポート体制 】

社外取締役に対しては、取締役会における充実した議論に資するため、取締役会の議題の提案の背景、目的、その内容等につき、毎回取締役会の開催前に、取締役会の事務局より十分な説明が行われております。

また、社外監査役については、要請に応じて、経営監査室、法務・コンプライアンス部門などの機能部門が補助する体制となっています。

2. 業務執行、監査・監督、指名、報酬決定等の機能に係る事項

当社では、従来の取締役と監査役という枠組みの中で、監督と執行の分離を進めていく体制として、執行役員制度を 2002 年 6 月より導入しており、2006 年 6 月の株主総会後の経営体制は、社外取締役 2 名と代表権のない取締役会会長を含む取締役 15 名と、取締役兼務者 11 名を含む執行役員 23 名であります。委員会設置会社に移行する是非については、今後も重要な経営課題として継続して検討していきますが、委員会設置会社における報酬委員会及び指名委員会と同様の機能を果たすものとして、報酬諮問委員会及び会長・社長選任審査委員会を設置しております。報酬諮問委員会は、代表取締役、取締役会会長及び全社外取締役により構成され、代表取締役が、取締役及び執行役員の報酬制度や水準について意見を求めるもので、毎年1回役員報酬改訂時期に開催しております。2007 年3月期も全委員の出席により開催され、現任の取締役及び執行役員に対する報酬制度と報酬額水準について妥当であるとの審査評価を受けており、その旨が取締役会に報告されております。会長・社長選任審査委員会は、全社外取締役及び全社外監査役だけで構成し、会長と社長の選任及び再任の際に、その適正さにつき、事前に同委員会の審査を経て、取締役会に意見具申をするものです。2004年6月の新会長・新社長選任及び2006年の取締役改選後の会長・社長再選候補選任に際しては、それに先立ち会長・社長選任審査委員会の全委員が出席し審査委員会が開催され、審査の上、取締役会に候補者の適正性に問題はない旨の意見が出されております。

また、当社会計監査人である監査法人トーマツは既に自主的に業務執行社員について、当社の会計監査に一定期間を超えて関与することのないよう措置を講じております。当社は同監査法人との間で、会社法監査と証券取引法監査について、監査契約書を締結し、それに基づき報酬を支払っております。2007 年3月期において業務を執行した公認会計士の氏名、監査業務に係る補助者の構成については下記のとおりです。

・業務を執行した公認会計士の氏名

指定社員 業務執行社員: 吉田修己、市川育義、安藤 武

・会計監査業務に係る補助者の構成

公認会計士 10 名、会計士補6名、その他9名

Ⅲ 株主その他の利害関係者に関する施策の実施状況

1. 株主総会の活性化及び議決権行使の円滑化に向けての取組み状況

	補足説明
株主総会招集通知の早期発送	例年株主総会の約1ヶ月前に招集通知を発送することとしています（２００６年定時株主総会においては、開催日（6月２９日）の２８日前（6月１日）、２００７年定時株主総会においては、開催日（6月２８日）の２８日前（5月３１日）に発送済み）。
電磁的方法による議決権の行使	・２００６年定時株主総会より、電磁的方法による議決権の行使を開始しました。 ・２００６年定時株主総会より、㈱ＩＣＪ（インベスター・コミュニケーション・ジャパン）が運営する機関投資家向け議決権電子行使プラットフォームの利用を開始しました。
その他	当社ホームページに、招集通知発送日に招集通知全文及び英訳（要約）についても掲載するほか、中央三井信託銀行、三菱ＵＦＪ信託銀行、住友信託銀行の議案掲載サイトに招集通知全文及び英訳（要約）の掲載をしています。

2. IRに関する活動状況

	代表者自身による説明の有無	補足説明
アナリスト・機関投資家向けに定期的説明会を開催	あり	年２回、決算発表日と同日に開催しています。社長から経営の概況や経営方針を、会計財務部門統括執行役員から業績の実績及び予想について報告・説明しています。また、年１回、工場見学会や事業説明会を開催しています。
海外投資家向けに定期的説明会を開催	あり	米国及び欧州に、それぞれ年１回訪問し、社長が経営方針や経営環境、業績、今後の見通し等について説明し、その後投資家からの質問に答える形式で説明会を実施しています。
ＩＲ資料のホームページ掲載	なし	決算短信（年４回）、有価証券報告書、半期報告書、アニュアルレポート（英語のみ）、事業報告書（年２回）、株主総会説明資料及び決算説明会資料（年２回）を掲載してい

	代表者自身による説明の有無	補足説明
		ます。また株主総会説明資料、決算説明会資料及び決算短信要約版を、英訳して発表同日に掲載しています。 日本語のホームページ：http://www.kao.co.jp/corp/ir/index.html 英語のホームページ：http://www.kao.co.jp/en/ir/index.html
ＩＲに関する部署（担当者）の設置	—	戦略的な情報発信の強化をめざし、社長室にてＩＲ機能を担っています。部長１名、担当１名の２名で対応しています。

３．ステークホルダーの立場の尊重に係る取組み状況

	補足説明
社内規程等によりステークホルダーの立場の尊重について規定	当社の企業理念を集大成した花王ウエイにおいて、「私たちは、消費者・顧客の立場にたって、心をこめた“よきモノづくり”を行い、世界の人々の喜びと満足のある、豊かな生活文化の実現に貢献することを使命とします。」と謳い、またその「ビジョン」において、「私たちは、それぞれの市場で消費者・顧客を最もよく知る企業となることをグローバルにめざし、全てのステークホルダーの支持と信頼を獲得するとともに、社会の持続的な発展に寄与します。」と規定しているほか、花王ビジネスコンダクトガイドライン（花王企業行動指針）の基本精神において、「『倫理に基づく行動』と『法の遵守』を基本におき、良識ある公正な行動により、花王が誠実で清潔な“徳のある企業”として、全てのステークホルダーから支持されることを目指す。」と規定し、その本文において、各ステークホルダーの立場を尊重した行動基準について詳細を規定しています。
環境保全活動、ＣＳＲ活動等の実施	社長を委員長とする「CSR 委員会」、取締役を委員長とする「レスポンシブルケア委員会」が活動の基本方針の策定とレビューを行い、これに則った日々の具体的な活動については、専門部署を設置し推進しております。従来発行していました環境・安全報告書あるいは環境安全・社会報告書を、２００５年よりＣＳＲレポートとして発行し、当社のＣＳＲの考え方と様々なＣＳＲ関連活動を報告しています。
ステークホルダーに対する情報提供に	２００５年９月に発足した情報開示委員会では、２００６年５月に情報開示に関する基本方針を策定しました。本指針には、当社が従前から実施してきましたとおり、会社法、証券取引法、各種法令及び証券取引所の定める規則を遵守し、「適時開示規則」に該当する情報を迅速に開示することにより、株主・投資家をはじめとする全てのステークホルダーに適時・正確且つ公平に情報を開示するという

係る方針等の策定	方針が織り込まれています。

Ⅳ 内部統制システムに関する基本的な考え方及びその整備状況

内部統制体制の整備に関する方針

＜内部統制体制に関する基本的な考え方＞
企業価値の継続的な増大をめざして、適法かつ効率的な、また健全で透明性の高い経営が実現できるよう、経営体制、経営組織及び経営システムを整備することを重要な課題として、代表取締役 社長執行役員を委員長とする内部統制委員会を設置し、下記の施策を実施する。

1. 取締役及び使用人の職務の執行が法令及び定款に適合することを確保するための体制
花王グループの役員及び使用人は、法令、定款、社内規程及び社会的倫理の遵守について規定した「花王ビジネスコンダクトガイドライン（花王企業行動指針）」に基づき誠実に行動することが求められ、コンプライアンスを担当する取締役を委員長とするコンプライアンス委員会がその遵守を推進する。その遵守状況については、経営監査室によるモニタリングや、社内外の関係者からの通報・相談窓口への情報等によって早期に把握し、問題がある場合には速やかな解決に努め、また、類似事例の再発を防止するために適切な措置をとる。

2. 取締役の職務の執行に係る情報の保存及び管理に関する体制
取締役の職務執行に係る情報（議事録・決裁記録及びそれらの付属資料、会計帳簿・会計伝票及びその他の情報等）は文書管理規程その他関連する規程等に従い、適切に保存及び管理を行う。取締役、監査役及びそれらに指名された使用人はいつでもそれらの情報を閲覧できるものとする。

3. 損失の危険の管理に関する規程その他の体制
経営戦略上のリスクについては、事前に関連部門においてリスクの分析やその対応策の検討を行い、必要に応じて取締役会または経営会議において審議を行う。業務運営上のリスクについては、「花王リスクマネジメントポリシー」に基づいて管理する。リスクマネジメントを担当する取締役を委員長とするリスクマネジメント委員会において、全社横断的なリスク管理の推進と、災害その他の危機発生時の対応策を整備する。なお、重大な危機が発生した場合には、代表取締役 社長執行役員を本部長とする対策本部を設置し、対応を行う。

4. 取締役の職務の執行が効率的に行われることを確保するための体制
取締役会は、中期経営基本戦略において注力すべき方向性を定めた上で、これを各部門及び子会社等の中期計画に落とし込み、毎年取締役会等でレビューし、計画の進捗状況及び事業環境の変化に対応し、必要な軌道修正を行うものとする。収支計画その他重要な事業計画の進捗については、経営会議において月次または適宜レビューし、課題を抽出し、対策の実行につなげるものとする。また、監督と執行を分離し、その実効性を確保するために取締役会または経営会議に諮るべき決裁基準を必要に応じて見直すものとする。

5. 当社及びその子会社から成る企業集団における業務の適正を確保するための体制
内部統制委員会及びその関連委員会は、当社及び子会社の事業活動に関し、法令及び定款に適合することを確保するための諸施策に加え、横断的に業務の適正と効率性の確保を推進し、その監視を行うとともに定期的に取締役会に報告するものとする。代表取締役及び業務担当取締役・執行役員は、それぞれの職務分掌に従い、花王グループ会社が適切な内部統制システムの整備を行うように指導する。また、子会社における業務の適正の確保のために、子会社からの定期的な報告ルールの充実を図り、内部監査の充実を行うものとする。

6. 監査役がその職務を補助すべき使用人を置くことを求めた場合における当該使用人に関する事項
監査役監査を実効的に行うために、監査役から補助すべき使用人を置くことの求めがあった場合は、取締役は監査役と具体的な人選を協議し、配置する。

7. 前項の使用人の取締役からの独立性に関する事項
監査役の職務を補助すべき使用人の任命、評価、異動及び懲戒は監査役会の意見を徴してこれを尊重する。

8. 取締役及び使用人が監査役に報告をするための体制その他の監査役への報告に関する体制
監査役は、経営会議、内部統制委員会及びその関連の委員会への出席並びに重要な会議の議事録や決裁記録等の文書の閲覧をいつでも行うことができ、また、代表取締役との定期的な意見交換をはじめ、各部門の責任者から活動状況の報告を受けることができる。また、取締役は、会社に著しい損害を及ぼす恐れがある事実及び法令・定款に違反する重大な事実等が発生した場合は、速やかに監査役に報告する。

9. その他監査役の監査が実効的に行われることを確保するための体制
監査役は、効率的かつ効果的な監査役監査を行うために、会計監査人及び経営監査室をはじめとする内部監査部門並びに子会社の監査役及び内部監査部門と情報の交換を含む緊密な協力関係を維持するとともに、必要に応じて独自に弁護士や公認会計士等の外部専門家の支援を受けることができる。

参考資料「模式図」：巻末「添付資料」をご覧ください。

V その他

1. 買収防衛に関する事項 □

2007年6月開催の当社定時株主総会に敵対的買収防衛策の議案を提出しておりませんが、当社は敵対的買収防衛策の導入を重要な経営課題の一つとして考え、法制度や世間の動向等を注視しつつ、合理的な防衛策の導入の是非につき継続して検討を行っております。

当社としては、当社の株主には当社株式を長期的に保有していただきたいと希望しており、長期保有される株主の利益のためには、EVAの増大につながるような事業活動を活発に行うことにより企業価値を長期的に高め、且つ、配当(＊)など株主への還元を充実していくことが本来あるべき姿であると考えております。企業価値の増大と株主還元の充実を通じて、当社の株価及び時価総額が高まることで、株主の利益に反する敵対的買収が行いにくくなるものと考えております。

同時にCSR活動等を通じて当社が社会に貢献していることを全てのステークホルダーに理解していただくことで、当社経営陣に対する信頼が増すことも、かかる敵対的買収に対する大きな抑止力になると考えております。

＊：当社では、連結での配当性向を40％程度とすることを目処としております。

2．その他コーポレート・ガバナンス体制等に関する事項

―――

【 参考資料：模式図 】


株主総会
会計監査人
監視
監査役会
監査
取締役会
会長・社長選任審査委員会
報酬諮問委員会
監督
監査
経営会議
監査
CSR委員会
内部統制委員会
情報開示委員会
コンプライアンス委員会
TS・個人情報保護推進委員会
リスクマネジメント委員会
レスポンシブル・ケア推進委員会
品質保証委員会
コンプライアンス相談窓口
相談
社外弁護士
監査
経営監査室
監査
・機能部門
会計財務部門
法務・コンプライアンス部門
リスクマネジメント室
環境・安全推進本部
品質保証本部
その他
・事業部門 ・生産技術部門 ・研究開発部門
監査
調査
子会社、関連会社
(出席)
関係会社監査役連絡会議
(出席)
監査役
公認会計士
監査

最終更新日：2007年6月28日

花王株式会社

代表取締役 社長執行役員 尾崎 元規
問合せ先：法務・コンプライアンス部門 法務部 法務課長 八幡 賢二
証券コード：4452
http://www.kao.co.jp/

当社のコーポレート・ガバナンスの状況は以下のとおりです。

I コーポレート・ガバナンスに関する基本的な考え方及び資本構成、企業属性その他の基本情報

1．基本的な考え方

企業価値の継続的な増大をめざして、効率が高く、健全で透明性の高い経営が実現できるよう、経営体制及び内部統制システムを整備し、必要な施策を実施していくことが、当社のコーポレート・ガバナンスに関する取組みの基本的な考え方であり、経営上の最も重要な課題のひとつと位置づけております。

2．資本構成

外国人株式所有比率	30%以上

【 大株主の状況 】

氏名または名称	所有株式数(株)	割合（%）
日本トラスティ・サービス信託銀行株式会社（信託口）	25,542,000	4.64
ステート ストリート バンク アンド トラスト カンパニー 505103	24,266,000	4.41
モックスレイ・アンド・カンパニー	23,617,000	4.29
日本マスタートラスト信託銀行株式会社（信託口）	21,645,000	3.93
東京海上日動火災保険株式会社	17,402,000	3.16
全国共済農業協同組合連合会	16,642,000	3.02
日本生命保険相互会社	15,200,000	2.76
ステート ストリート バンク アンド トラスト カンパニー	15,032,000	2.73
ザ チェース マンハッタン バンク エヌエイ ロンドン エス エル オムニバス アカウント	11,609,000	2.11
メロン バンク エヌエー アズ エージェント フォー イッツ クライアント メロン オムニバス ユーエス ペンション	11,223,000	2.04

３．企業属性

上場取引所及び市場区分	東京　第一部
決算期	３月
業種	化学
（連結）従業員数	１０００人以上
（連結）売上高	１兆円以上
親会社	なし
連結子会社数	１００社以上３００社未満

４．その他コーポレート・ガバナンスに重要な影響を与えうる特別な事情

――

II 経営上の意思決定、執行及び監督に係る経営管理組織その他のコーポレート・ガバナンス体制の状況

1．機関構成・組織運営等に係る事項

組織形態	監査役設置会社

【取締役関係】

取締役会の議長	会長(社長を兼任している場合を除く)
取締役の人数	15名
社外取締役の選任状況	選任している
社外取締役の人数	2名

会社との関係(1)

氏名	属性	a	b	c	d	e	f	g	h	i
高橋 温	他の会社の出身者					○			○	
正田 修	他の会社の出身者				○	○			○	

※1 会社との関係についての選択項目
- a 親会社出身である
- b その他の関係会社出身である
- c 当該会社の大株主である
- d 他の会社の社外取締役又は社外監査役を兼任している
- e 他の会社の業務執行取締役、執行役等である
- f 当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずる者である
- g 当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
- h 本人と当該会社との間で責任限定契約を締結している
- i その他

会社との関係(2)

氏名	適合項目に関する補足説明	当該社外取締役を選任している理由
高橋 温	住友信託銀行株式会社代表取締役会長	経営者としての豊富な経験及び金融業界における長年の経験からの視点に基づく経営の監督とチェック機能を期待し、選任しています。
正田 修	株式会社日清製粉グループ本社代表取締役 取締役会長	当社と同じ製造業の会社の経営者としての豊富な経験からの視点に基づく経営の監督とチェック機能を期待

氏名	適合項目に関する補足説明	当該社外取締役を選任している理由
		し、選任しています。

その他社外取締役の主な活動に関する事項

2006 年 4 月から 2007 年 3 月の期間に開催された取締役会は 16 回でしたが、社外取締役 高橋温、同 正田修の両氏の取締役就任以降に開催された取締役会は14回でした。当該14回中、両氏の出席は12回となっております。両氏には取締役会においては、定期的に会社運営全般に関する所感を述べていただいているほか、豊富な経験に基づく大局的、客観的見地から、各議題に関し毎回積極的な質問、意見を表明いただいております。また、必要に応じて、国内外の事業場への訪問を行っていただいております。

【 監査役関係 】

監査役会の設置の有無	設置している
監査役の人数	4 名

監査役と会計監査人の連携状況

事業年度の会計監査の開始にあたり、監査役は会計監査人より、監査の基本方針・重点監査事項・監査事業所と主な監査内容等を記した監査計画書を入手し、会計監査人と当該監査計画書の記述内容に関する意見交換を実施しています。

また、中間期決算においては、会計監査人の中間期会計監査作業の過程において、監査役は会計監査人より、主な監査内容とそれまでの監査における重要な問題点の有無に関する報告を受けて意見交換を行い、会計監査人が中間監査報告書を当社の取締役会に提出するときに、中間監査報告会を開催し、会計監査人より中間監査結果に関する要約の報告を受けております。

事業年度の年間決算においても、監査役は、会計監査人の会計監査作業の過程で相互の監査内容に関する協議の機会をもち、また、会計監査人より法令の定めによる期限内に監査報告書を受領するとともに監査結果の要約の報告を受け、その後の監査役会の監査報告書の作成に役立てています。

その他、監査役は、必要の都度会計監査人と連絡を取り、相互の監査意見の形成に資するための連携を取っています。

監査役と内部監査部門の連携状況

監査役は、経営監査室や法務・コンプライアンス部門のほか、社内に設けられた環境安全・品質保証・リスク管理等に関わる内部監査関連部門と、それぞれ四半期或いは半期毎に定期的な会合をもって各内部監査関連部門の活動状況を聴取するとともに意見交換を行い、また必要の都度、双方が保有する情報を相手方に提供することにより連携を深め、相互の監査活動のレベルアップを図っています。

社外監査役の選任状況	選任している
社外監査役の人数	2 名

会社との関係(1)

氏名	属性	a	b	c	d	e	f	g	h	i
伊東　敏	公認会計士								○	
大江　忠	弁護士				○				○	

※1　会社との関係についての選択項目
a　親会社出身である
b　その他の関係会社出身である
c　当該会社の大株主である
d　他の会社の社外取締役又は社外監査役を兼任している
e　他の会社の業務執行取締役、執行役等である
f　当該会社又は当該会社の特定関係事業者の業務執行取締役、執行役等の配偶者、三親等以内の親族その他これに準ずる者である
g　当該会社の親会社又は当該親会社の子会社から役員としての報酬等その他の財産上の利益を受けている
h　本人と当該会社との間で責任限定契約を締結している
i　その他

会社との関係(2)

氏名	適合項目に関する補足説明	当該社外監査役を選任している理由
伊東　敏	――	公認会計士としての高い専門性と、豊富な監査経験・知識に基づく視点を期待し、選任しています。
大江　忠	花王カスタマーマーケティング株式会社社外監査役、キヤノン株式会社社外監査役、株式会社丸井社外監査役	弁護士としての高い専門性と、豊富な経験・知識に基づく客観的な視点を期待し、選任しています。

その他社外監査役の主な活動に関する事項

2006年4月から2007年3月の期間に開催された取締役会は16回、監査役会は7回であり、社外監査役　伊東敏氏はそれぞれに毎回出席しております。同期間中において、社外監査役　大江忠氏の監査役就任以降開催された取締役会は14回、監査役会は5回であり、同氏は取締役会には12回、監査役会には4回出席しております。両氏には取締役会においては、専門的、客観的見地から、ほぼ毎回積極的かつ的確な質問、発言をいただいております。また、監査役会においても毎回豊富な知識と経験に基づく的確なご意見をいただいております。また、必要に応じて、国内外の事業場の監査にも参加いただいております。

【インセンティブ関係】

取締役へのインセンティブ付与に関する施策の実施状況	業績連動型報酬制度の導入、ストックオプション制度の導入

該当項目に関する補足説明

取締役報酬については、株主との利害を共有化する目的でストックオプション制度を導入しているほか、年間予定報酬の20%を超える部分をEVA(経済的付加価値)等を基準とした業績連動型報酬としております。但し、社外取締役には業績連動型報酬は導入しておりません。

ストックオプションの付与対象者	社内取締役、社外取締役、従業員、子会社の取締役、執行役、監査役

該当項目に関する補足説明

会社が当該付与対象者にストックオプションを付与している理由は、対象者と当社株主の利害の共有化により、当社の企業価値の一層の増大を図ることを目的としているためであります。当社としては、この目的に合致する経営を担う役員、幹部社員、重要子会社幹部を付与対象者として選定しています。

【 取締役報酬関係 】

開示手段	有価証券報告書、営業報告書（事業報告）
開示状況	社内取締役及び社外取締役の別に各々の総額を開示

該当項目に関する補足説明

2007 年3月期における取締役の報酬等の内容は以下のとおりでありますが、取締役の報酬等については、株主との利害を共有化する目的でストックオプション制度の導入、EVA等を基準とした賞与の業績連動性の明確化、役員退職慰労引当金の新規積み立ての停止などを実施しております。

取締役の報酬等の総額

取締役 15名 435 百万円(うち社外取締役 2名 13 百万円)

(注)1. 取締役の報酬等の総額には、使用人兼務取締役の使用人兼務部分に対する給与等相当額 142 百万円(賞与を含む)は含まれておりません。

(注)2. 取締役の報酬等の総額には、以下のものも含まれております。

(1)当事業年度中に役員賞与引当金として費用計上した額

取締役:13名 110 百万円

(2)平成 18 年6月 29 日開催の第 100 期定時株主総会決議並びに平成 18 年8月 25 日及び平成 18 年9月 28 日開催の取締役会決議に基づき、ストックオプションとして割り当てた新株予約権による報酬等の額

取締役:14名 76 百万円(うち社外取締役 1名 2百万円)

(注)3. 取締役の報酬等の限度額は、次のとおりであります。

(1)年額 450 百万円(平成4年6月 26 日開催の第 86 期定時株主総会決議)

使用人兼務取締役の使用人分の報酬は含みません。

(2)年額 200 百万円(平成 18 年6月 29 日開催の第 100 期定時株主総会決議)

上記(1)とは別枠で、ストックオプションとして割り当てる新株予約権に関する報酬等の限度額として承認されています。

(注)4. 取締役の報酬等の総額のほか、平成 18 年6月 29 日開催の第 100 期定時株主総会の決議に基づき、次のとおり支給しております。

(1)役員賞与

取締役:13 名 73 百万円

(2)退職慰労金

取締役:2名 17 百万円

平成 13 年7月以降、役員退職慰労金引当金の新規の積み立てを停止しており、上記の支給総額は、それぞれの取締役への就任時から平成 13 年6月までの在任中の労に報いるためのものであります。

上記の内容は、事業報告及び有価証券報告書において開示しており、両報告書とも当社ホームページに掲載しております。

【 社外取締役(社外監査役)のサポート体制 】

社外取締役に対しては、取締役会における充実した議論に資するため、取締役会の議題の提案の背景、目的、その内容等につき、毎回取締役会の開催前に、取締役会の事務局より十分な説明が行われております。

また、社外監査役については、要請に応じて、経営監査室、法務・コンプライアンス部門などの機能部門が補助する体制となっています。

2、業務執行、監査・監督、指名、報酬決定等の機能に係る事項

当社では、従来の取締役と監査役という枠組みの中で、監督と執行の分離を進めていく体制として、執行役員制度を 2002 年 6 月より導入しており、2007 年 6 月の株主総会後の経営体制は、社外取締役 2 名と代表権のない取締役会会長を含む取締役 15 名と、取締役兼務者 11 名を含む執行役員 25 名であります。委員会設置会社に移行する是非については、今後も重要な経営課題として継続して検討していきますが、委員会設置会社における報酬委員会及び指名委員会と同様の機能を果たすものとして、報酬諮問委員会及び会長・社長選任審査委員会を設置しております。報酬諮問委員会は、全代表取締役、取締役会会長及び全社外取締役により構成され、代表取締役が、取締役及び執行役員の報酬制度や水準について意見を求めるもので、毎年1回役員報酬改訂時期に開催しております。2007 年3月期も全委員の出席により開催され、現任の取締役及び執行役員に対する報酬制度と報酬水準について妥当であるとの審査評価を受けており、その旨が取締役会に報告されております。会長・社長選任審査委員会は、全社外取締役及び全社外監査役だけで構成し、会長と社長の選任及び再任の際に、その適正さにつき、事前に同委員会の審査を経て、取締役会に意見具申をするものです。2004 年6月の新会長・新社長選任及び 2006 年の取締役改選後の会長・社長再選候補選任に際しては、それに先立ち会長・社長選任審査委員会の全委員が出席し審査委員会が開催され、審査の上、取締役会に候補者の適正性に問題はない旨の意見が出されております。

また、当社会計監査人である監査法人トーマツは、業務執行社員について、当社の会計監査に一定期間を超えて関与することの

ないよう措置を講じております。当社は同監査法人との間で、会社法監査と証券取引法監査について、監査契約書を締結し、それに基づき報酬を支払っております。2007 年 3 月期において業務を執行した公認会計士の氏名、監査業務に係る補助者の構成については下記のとおりです。

・業務を執行した公認会計士の氏名

指定社員 業務執行社員：吉田修己、市川育義、安藤 武

・会計監査業務に係る補助者の構成

公認会計士 10 名、会計士補6名、その他9名

Ⅲ 株主その他の利害関係者に関する施策の実施状況

1．株主総会の活性化及び議決権行使の円滑化に向けての取組み状況

	補足説明
株主総会招集通知の早期発送	例年株主総会の約１ヶ月前に招集通知を発送することとしています（２００６年定時株主総会においては、開催日（６月２９日）の２８日前（６月１日）、２００７年定時株主総会においては、開催日（６月２８日）の２８日前（５月３１日）に発送済み）。
電磁的方法による議決権の行使	・２００６年定時株主総会より、電磁的方法による議決権の行使を開始しました。 ・２００６年定時株主総会より、㈱ＩＣＪ（インベスター・コミュニケーション・ジャパン）が運営する機関投資家向け議決権電子行使プラットフォームの利用を開始しました。
その他	当社ホームページに、招集通知発送日に招集通知全文及び英訳（要約）についても掲載するほか、中央三井信託銀行、三菱ＵＦＪ信託銀行、住友信託銀行の議案掲載サイトに招集通知全文及び英訳（要約）の掲載をしています。

2．IR に関する活動状況

	代表者自身による説明の有無	補足説明
アナリスト・機関投資家向けに定期的説明会を開催	あり	年２回、決算発表日と同日に開催しています。社長から経営の概況や経営方針を、会計財務部門統括執行役員から業績の実績及び予想について報告・説明しています。また、年１回、工場見学会や事業説明会を開催しています。
海外投資家向けに定期的説明会を開催	あり	米国及び欧州に、それぞれ年１回訪問し、社長が経営方針や経営環境、業績、今後の見通し等について説明し、その後投資家からの質問に答える形式で説明会を実施しています。
ＩＲ資料のホームページ掲載	なし	決算短信（年４回）、有価証券報告書、半期報告書、アニュアルレポート（英語のみ）、期末報告書、中間報告書、株主総会説明資料及び決算説明会資料（年２回）を掲載し

	代表者自身による説明の有無	補足説明
		ています。また株主総会説明資料、決算説明会資料及び決算短信要約版を、英訳して発表同日に掲載しています。 日本語のホームページ：http://www.kao.co.jp/corp/ir/index.html 英語のホームページ：http://www.kao.co.jp/en/ir/index.html
ＩＲに関する部署（担当者）の設置	—	戦略的な情報発信の強化をめざし、社長室にてＩＲ機能を担っています。部長１名、担当１名の２名で対応しています。

3．ステークホルダーの立場の尊重に係る取組み状況

	補足説明
社内規程等によりステークホルダーの立場の尊重について規定	当社の企業理念を集大成した花王ウエイにおいて、「私たちは、消費者・顧客の立場にたって、心をこめた“よきモノづくり”を行い、世界の人々の喜びと満足のある、豊かな生活文化の実現に貢献することを使命とします。」と謳い、またその「ビジョン」において、「私たちは、それぞれの市場で消費者・顧客を最もよく知る企業となることをグローバルにめざし、全てのステークホルダーの支持と信頼を獲得するとともに、社会の持続的な発展に寄与します。」と規定しているほか、花王ビジネスコンダクトガイドライン（花王企業行動指針）の基本精神において、「『倫理に基づく行動』と『法の遵守』を基本におき、良識ある公正な行動により、花王が誠実で清潔な“徳のある企業”として、全てのステークホルダーから支持されることを目指す。」と規定し、その本文において、各ステークホルダーの立場を尊重した行動基準について詳細を規定しています。
環境保全活動、ＣＳＲ活動等の実施	社長を委員長とする「ＣＳＲ委員会」、取締役を委員長とする「レスポンシブル・ケア推進委員会」が活動の基本方針の策定とレビューを行い、これに則った日々の具体的な活動については、専門部署を設置し推進しております。毎年７月にＣＳＲレポートを発行し、当社のＣＳＲの考え方と環境保全活動を含めた様々なＣＳＲ関連活動を報告しています。
ステークホルダーに対する情報提供に係る方針等の策定	２００５年９月に発足した情報開示委員会では、２００６年５月に情報開示に関する基本方針を策定しました。本指針には、当社が従前から実施してきましたとおり、会社法、証券取引法、各種法令及び証券取引所の定める規則を遵守し、「適時開示規則」に該当する情報を迅速に開示することにより、株主・投資家をはじめとする全てのステークホルダーに適時・正確且つ公平に情報を開示するという

方針が織り込まれています。

Ⅳ 内部統制システムに関する基本的な考え方及びその整備状況

内部統制体制の整備に関する方針

＜内部統制体制に関する基本的な考え方＞
企業価値の継続的な増大をめざして、適法かつ効率的な、また健全で透明性の高い経営が実現できるよう、経営体制、経営組織及び経営システムを整備することを重要な課題として、代表取締役 社長執行役員を委員長とする内部統制委員会を設置し、下記の施策を実施する。

1. 取締役及び使用人の職務の執行が法令及び定款に適合することを確保するための体制
花王グループの役員及び使用人は、法令、定款、社内規程及び社会的倫理の遵守について規定した「花王ビジネスコンダクトガイドライン（花王企業行動指針）」に基づき誠実に行動することが求められ、コンプライアンスを担当する取締役を委員長とするコンプライアンス委員会がその遵守を推進する。その遵守状況については、経営監査室によるモニタリングや、社内外の関係者からの通報・相談窓口への情報等によって早期に把握し、問題がある場合には速やかな解決に努め、また、類似事例の再発を防止するために適切な措置をとる。

2. 取締役の職務の執行に係る情報の保存及び管理に関する体制
取締役の職務執行に係る情報（議事録・決裁記録及びそれらの付属資料、会計帳簿・会計伝票及びその他の情報等）は文書管理規程その他関連する規程等に従い、適切に保存及び管理を行う。取締役、監査役及びそれらに指名された使用人はいつでもそれらの情報を閲覧できるものとする。

3. 損失の危険の管理に関する規程その他の体制
経営戦略上のリスクについては、事前に関連部門においてリスクの分析やその対応策の検討を行い、必要に応じて取締役会または経営会議において審議を行う。業務運営上のリスクについては、「花王リスクマネジメントポリシー」に基づいて管理する。リスクマネジメントを担当する取締役を委員長とするリスクマネジメント委員会において、全社横断的なリスク管理の推進と、災害その他の危機発生時の対応策を整備する。なお、重大な危機が発生した場合には、代表取締役 社長執行役員を本部長とする対策本部を設置し、対応を行う。

4. 取締役の職務の執行が効率的に行われることを確保するための体制
取締役会は、中期経営基本戦略において注力すべき方向性を定めた上で、これを各部門及び子会社等の中期計画に落とし込み、毎年取締役会等でレビューし、計画の進捗状況及び事業環境の変化に対応し、必要な軌道修正を行うものとする。収支計画その他重要な事業計画の進捗については、経営会議において月次または適宜レビューし、課題を抽出し、対策の実行につなげるものとする。また、監督と執行を分離し、その実効性を確保するために取締役会または経営会議に諮るべき決裁基準を必要に応じて見直すものとする。

5. 当社及びその子会社から成る企業集団における業務の適正を確保するための体制
内部統制委員会及びその関連委員会は、当社及び子会社の事業活動に関し、法令及び定款に適合することを確保するための諸施策に加え、横断的に業務の適正と効率性の確保を推進し、その監視を行うとともに定期的に取締役会に報告するものとする。代表取締役及び業務担当取締役・執行役員は、それぞれの職務分掌に従い、花王グループ会社が適切な内部統制システムの整備を行うように指導する。また、子会社における業務の適正の確保のために、子会社からの定期的な報告ルールの充実を図り、内部監査の充実を行うものとする。

6. 監査役がその職務を補助すべき使用人を置くことを求めた場合における当該使用人に関する事項
監査役監査を実効的に行うために、監査役から補助すべき使用人を置くことの求めがあった場合は、取締役は監査役と具体的な人選を協議し、配置する。

7. 前項の使用人の取締役からの独立性に関する事項
監査役の職務を補助すべき使用人の任命、評価、異動及び懲戒は監査役会の意見を徴してこれを尊重する。

8. 取締役及び使用人が監査役に報告をするための体制その他の監査役への報告に関する体制
監査役は、経営会議、内部統制委員会及びその関連の委員会への出席並びに重要な会議の議事録や決裁記録等の文書の閲覧をいつでも行うことができ、また、代表取締役との定期的な意見交換をはじめ、各部門の責任者から活動状況の報告を受けることができる。また、取締役は、会社に著しい損害を及ぼす恐れがある事実及び法令・定款に違反する重大な事実等が発生した場合は、速やかに監査役に報告する。

9. その他監査役の監査が実効的に行われることを確保するための体制
監査役は、効率的かつ効果的な監査役監査を行うために、会計監査人及び経営監査室をはじめとする内部監査部門並びに子会社の監査役及び内部監査部門と情報の交換を含む緊密な協力関係を維持するとともに、必要に応じて独自に弁護士や公認会計士等の外部専門家の支援を受けることができる。

参考資料「模式図」：巻末「添付資料」をご覧ください。

V その他

1. 買収防衛に関する事項

2007年6月開催の当社定時株主総会に敵対的買収防衛策の議案を提出しておりませんが、当社は敵対的買収防衛策の導入を重要な経営課題の一つとして考え、法制度や世間の動向等を注視しつつ、合理的な防衛策の導入の是非につき継続して検討を行っております。
当社としては、当社の株主には当社株式を長期的に保有していただきたいと希望しており、長期保有される株主の利益のためには、EVAの増大につながるような事業活動を活発に行うことにより企業価値を長期的に高め、且つ、配当（＊）など株主への還元を充実していくことが本来あるべき姿であると考えております。企業価値の増大と株主還元の充実を通じて、当社の株価及び時価総額が高まることで、株主の利益に反する敵対的買収が行いにくくなるものと考えております。
同時にCSR活動等を通じて当社が社会に貢献していることを全てのステークホルダーに理解していただくことで、当社経営陣に対する信頼が増すことも、かかる敵対的買収に対する大きな抑止力になると考えております。

＊：当社では、連結での配当性向を40％程度とすることを目処としております。

2．その他コーポレート・ガバナンス体制等に関する事項

―――

【 参考資料：模式図 】


株主総会
会計監査人
監視
監査役会
監査
取締役会
会長・社長選任審査委員会
報酬諮問委員会
監督
監査
経営会議
監査
CSR委員会
内部統制委員会
情報開示委員会
コンプライアンス委員会
TS・個人情報保護推進委員会
リスクマネジメント委員会
レスポンシブル・ケア推進委員会
品質保証委員会
コンプライアンス相談窓口
相談
社外弁護士
監査
経営監査室
監査
・機能部門
会計財務部門
法務・コンプライアンス部門
リスクマネジメント室
環境・安全推進本部
品質保証本部
その他
・事業部門 ・生産技術部門 ・研究開発部門
監査
調査
(出席)
関係会社監査役連絡会議
(出席)
子会社、関連会社
監査役
公認会計士
監査

Exhibit B-2

平成19年６月28日

株 主 各 位

東京都中央区日本橋茅場町一丁目14番10号
花 王 株 式 会 社
代表取締役
社長執行役員 尾 﨑 元 規

第101期定時株主総会決議ご通知

拝啓　ますますご清祥のこととお慶び申しあげます。

さて、本日開催の第101期定時株主総会において、下記のとおり報告及び決議されましたので、期末報告書を添えてご通知申しあげます。

敬 具

記

報告事項 １．第101期（平成18年４月１日から平成19年３月31日まで）事業報告、連結計算書類及び計算書類の内容報告の件
２．会計監査人及び監査役会の連結計算書類監査結果報告の件
本件は上記１及び２の内容を報告いたしました。

第１号議案 剰余金の処分の件は、原案どおり承認可決され、第101期の期末剰余金の配当は当社普通株式１株につき金26円と決定いたしました。この結果、年間配当金は前期に比べ２円増配の52円となりました。

第２号議案 定款一部変更の件は、原案どおり承認可決され、定款第２条の事業目的に「労働者派遣事業」を追加し、これに伴い必要な号数変更を行いました。
なお、変更後の定款につきましては、当社ホームページ（http://www.kao.co.jp/）に掲載しております。

第３号議案　監査役１名選任の件は、松坂　隆氏が新たに選任され就任いたしました。

第４号議案　補欠の監査役１名選任の件は、淺田永治氏が補欠の社外監査役として再選されました。

第５号議案　ストックオプションとして発行する新株予約権の募集事項の決定を取締役会に委任する件は、原案どおり承認可決され、当社使用人並びに関係会社の取締役及び使用人に対し、500個（その目的たる株式の数 500,000株）を上限として、ストックオプションとして発行する新株予約権の募集事項の決定を取締役会に委任することと決定いたしました。

第６号議案　取締役の報酬等の額改定の件は、原案どおり承認可決され、当社取締役の報酬等の額を年額６億3,000万円以内（ただし、使用人兼務取締役の使用人兼務部分に対する給与等を除く。）とし、うち社外取締役分は年額 3,000万円以内とすることと決定いたしました。

以　上

おって、新たに監査役に選任された松坂　隆氏は、本株主総会終了後開催の監査役会の決議により常勤監査役に選定され、就任いたしました。

第101期期末配当金のお支払いについて

本株主総会の決議による第101期期末配当金（当社普通株式１株につき金26円）は、同封の「期末配当金郵便振替支払通知書」の記載事項をご高覧のうえ、ご便宜の方法でお受け取り下さい。

なお、振込ご指定の方には、「期末配当金郵便振替支払通知書」に代えて、「配当金計算書」及び「お振込先について」を同封申しあげます。

Exhibit B-3

【表紙】

【提出書類】	有価証券報告書
【根拠条文】	証券取引法第24条第１項
【提出先】	関東財務局長
【提出日】	平成19年６月28日
【事業年度】	第101期（自　平成18年４月１日　至　平成19年３月31日）
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾﨑　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

第一部【企業情報】

第1【企業の概況】

1【主要な経営指標等の推移】

(1) 連結経営指標等

回次		第97期	第98期	第99期	第100期	第101期
決算年月		平成15年3月	平成16年3月	平成17年3月	平成18年3月	平成19年3月
売上高	百万円	865,247	902,627	936,851	971,230	1,231,808
経常利益	〃	117,487	122,651	125,345	121,956	120,176
当期純利益	〃	62,462	65,358	72,180	71,140	70,527
純資産額	〃	417,030	427,756	448,249	509,676	574,751
総資産額	〃	720,849	723,891	688,973	1,220,564	1,247,797
1株当たり純資産額	円	744.56	782.14	821.47	935.11	1,035.66
1株当たり当期純利益	〃	108.05	119.06	131.16	130.58	129.41
潜在株式調整後1株当たり当期純利益	〃	103.69	113.98	129.09	130.28	129.29
自己資本比率	%	57.9	59.1	65.1	41.8	45.2
自己資本利益率	〃	14.2	15.5	16.5	14.9	13.1
株価収益率	倍	22.2	20.0	18.8	23.7	26.7
営業活動によるキャッシュ・フロー	百万円	134,179	117,928	109,567	117,292	164,977
投資活動によるキャッシュ・フロー	〃	△77,568	△37,348	△54,407	△479,535	△63,227
財務活動によるキャッシュ・フロー	〃	△104,186	△49,323	△90,657	356,721	△83,665
現金及び現金同等物の期末残高	〃	75,684	107,151	70,409	67,527	88,154
従業員数 (外、平均臨時雇用者数)	人	19,807 (2,854)	19,330 (2,602)	19,143 (2,816)	29,908 (6,229)	32,175 (6,283)

(注) 1. 売上高には、消費税等は含まれておりません(以下も同様であります)。

2. 第101期より「貸借対照表の純資産の部の表示に関する会計基準」(企業会計基準第5号 平成17年12月9日)「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」(企業会計基準適用指針第8号 平成17年12月9日)を適用しております(以下も同様であります)。

(2) 提出会社の経営指標等

回次		第97期	第98期	第99期	第100期	第101期
決算年月		平成15年３月	平成16年３月	平成17年３月	平成18年３月	平成19年３月
売上高	百万円	661,747	665,914	694,655	688,589	709,554
経常利益	〃	98,300	105,410	104,558	100,134	84,951
当期純利益	〃	49,434	61,041	62,518	64,133	57,653
資本金	〃	85,424	85,424	85,424	85,424	85,424
発行済株式総数	千株	599,443	599,443	549,443	549,443	549,443
純資産額	百万円	411,791	423,762	435,329	474,444	503,741
総資産額	〃	623,731	630,900	605,005	1,024,155	1,008,757
１株当たり純資産額	円	734.64	774.86	797.83	869.58	922.64
１株当たり配当額 (うち１株当たり中間配当額)	〃 (〃)	30.00 (15.00)	32.00 (16.00)	38.00 (19.00)	50.00 (25.00)	52.00 (26.00)
１株当たり当期純利益	〃	85.42	111.19	113.62	117.61	105.68
潜在株式調整後１株当たり当期純利益	〃	82.04	106.46	111.84	117.34	105.58
自己資本比率	%	66.0	67.2	72.0	46.3	49.9
自己資本利益率	〃	11.3	14.6	14.6	14.1	11.8
株価収益率	倍	28.0	21.4	21.7	26.4	32.6
配当性向	%	35.1	28.8	33.4	42.5	49.2
従業員数	人	5,717	5,724	5,600	5,652	5,642

2【沿革】

明治20年６月	洋小間物商長瀬富郎商店として発足。 ――― (創業)
明治23年10月	「花王石鹸」を発売。
大正11年11月	吾嬬町工場（現東京工場）完成。
大正14年５月	花王石鹸株式会社長瀬商会設立。
昭和10年３月	大日本油脂株式会社を分離独立。
昭和15年５月	日本有機株式会社を日本橋馬喰町で設立。 ――― (会社設立年月)
昭和15年９月	日本有機株式会社酒田工場（現酒田工場）完成。
昭和19年12月	大日本油脂株式会社和歌山工場（現和歌山工場）完成。
昭和21年10月	花王石鹸株式会社長瀬商会を株式会社花王と改称。
昭和24年５月	日本有機株式会社を花王石鹸株式会社と改称。東京証券取引所の市場第一部に上場。
12月	大日本油脂株式会社と株式会社花王が合併し花王油脂株式会社と改称。
昭和29年８月	花王石鹸株式会社が花王油脂株式会社を吸収合併。
昭和32年12月	和歌山工場に合成洗剤工場完成。
昭和35年３月	大阪証券取引所の市場第一部に上場（平成15年３月上場廃止）。
昭和38年３月	川崎工場完成。
昭和39年９月	タイに Kao Industrial (Thailand) Co.,Ltd. を設立。
12月	台湾に Kao (Taiwan) Corporationを設立。
昭和40年４月	和歌山工場内に産業科学研究所（和歌山研究所）完成。
７月	シンガポールに Kao (Singapore) Private Limitedを設立。
昭和42年８月	東京工場内に東京地区研究所（東京研究所）完成。
昭和45年３月	香港に 花王（香港）有限公司を設立。
11月	スペインに Sinor-Kao S.A. を設立。
昭和49年11月	花王クエーカー㈱を設立。
昭和50年３月	メキシコに Quimi-Kao S.A. de C.V. を設立。
12月	栃木工場完成。
昭和52年１月	フィリピンに Pilipinas Kao,Incorporatedを設立。
昭和53年２月	愛媛サニタリープロダクツ㈱を設立。
３月	栃木工場内に栃木研究所完成。
昭和54年５月	スペインに Molins-Kao S.A. を設立。
昭和55年４月	鹿島工場完成。
昭和59年４月	豊橋工場完成。
昭和60年２月	インドネシアの P.T. Dino Indonesia Industrial,Ltd.（現 P.T. Kao Indonesia）に資本参加。
９月	花王化粧品販売会社を全国９ヶ所に設立し、化粧品（ソフィーナ）事業を日本全国に展開。
10月	「花王石鹸株式会社」から「花王株式会社」へ商号変更。
昭和61年５月	カナダの Didak Manufacturing Limitedを買収し、情報関連事業に本格的に進出。
10月	ドイツに Guhl Ikebana GmbHを設立。
昭和62年７月	アメリカの High Point Chemical Corporationを買収。
８月	Sinor-Kao S.A. とMolins-Kao S.A. を合併し、スペインに Kao Corporation S.A. を設立。
昭和63年４月	シンガポールに KAO (Southeast Asia) Pte.Ltd.（現 Kao (Singapore) Private Limited）を設立。
５月	アメリカの The Andrew Jergens Company（現 Kao Brands Company）を買収。
７月	マレーシアに Fatty Chemical (Malaysia) Sdn.Bhd. を設立。
平成元年５月	ドイツの Goldwell AG（現 KPSS-Kao Professional Salon Services GmbH）を買収。
10月	全国９ケ所の化粧品販売会社を統合し、花王化粧品販売㈱を設立。
平成４年10月	ドイツの Chemische Fabrik Chem-Y GmbH（現 Kao Chemicals GmbH）を買収。
平成５年８月	中国に 上海花王有限公司を設立。
平成11年３月	情報関連事業から撤退。
４月	全国各地区の家庭用製品の販売会社８社が合併（花王販売㈱）。
８月	スペインに 欧州工業用製品事業の統轄会社として Kao Chemicals Europe,S.L. を設立。
12月	アメリカに 米州工業用製品事業の統轄会社として Kao Chemicals Americas Corporationを設立し、それに伴い High Point Chemical Corporationを清算。
平成14年３月	ドイツの Goldwell GmbH（現 KPSS-Kao Professional Salon Services GmbH）を通じて、KMSリサーチ社（KMS Research, Inc.他）を買収。

	6月	中国事業の持株会社として 花王（中国）投資有限公司を設立。
	9月	アメリカの The Andrew Jergens Company（現 Kao Brands Company）を通じて、ジョン・フリーダ社（John Frieda Professional Hair Care, Inc.他）を買収。
平成15年	3月	中国に 花王（上海）産品服務有限公司を設立（上海花王有限公司から販売機能を分離）。
平成16年	7月	株式交換により花王販売㈱を完全子会社化。
	10月	当社と花王販売㈱の業務品事業をそれぞれ会社分割し、既存の花王クリーン アンド ビューティ㈱に承継させ、同社を「花王プロフェッショナル・サービス株式会社」に商号変更。
平成17年	7月	英国の Kao Prestige Limitedを通じて、モルトン・ブラウン社（Molton Brown Limited他）を買収。
平成18年	1月	㈱カネボウ化粧品の株式を取得し、同社及びそのグループ会社を子会社化。

3【事業の内容】

当社及び当社の関係会社（当社及び子会社119社、関連会社12社により構成）は、家庭用製品、化粧品、工業用製品の製造、販売を主な事業としているほか、これらに附帯するサービス業務等を営んでおります。

事業の内容と当社及び関係会社の当該事業における位置付けは次のとおりであります。

なお、次の４事業は「その他」を除き、「第５　経理の状況　１　連結財務諸表等　注記事項」に掲げる事業の種類別セグメント情報の区分と同一であります。

事業区分	売上区分		主要な会社
家庭用製品事業	パーソナルケア製品 ハウスホールド製品 サニタリーほか製品	国内	当社、花王販売㈱(※４)、花王プロフェッショナル・サービス㈱、 愛媛サニタリープロダクツ㈱、ニベア花王㈱、 その他　３社　(計８社)
		海外	上海花王有限公司、花王（上海）産品服務有限公司、 花王（香港）有限公司、Kao (Taiwan) Corporation、 Kao Industrial (Thailand) Co.,Ltd.、 Kao Commercial (Thailand) Co.,Ltd.、 Kao (Singapore) Private Limited、P.T. Kao Indonesia、 Kao Brands Company、Guhl Ikebana GmbH、 Kao Brands Europe Limited、 KPSS - Kao Professional Salon Services GmbH、 KPSS, Inc.、KPSS Deutschland GmbH、 その他　36社　(計50社)
化粧品事業	化粧品	国内	当社、㈱カネボウ化粧品、カネボウ化粧品販売㈱、 花王化粧品販売㈱(※４)、㈱エキップ、㈱リサージ、 その他　４社　(計10社)
		海外	上海佳麗宝化粧品有限公司、花王（香港）有限公司、 Kao (Taiwan) Corporation、Molton Brown Limited、 Kanebo Cosmetics (Europe) Ltd.、 その他　21社　(計26社)
工業用製品事業	工業用製品	国内	当社、花王クエーカー㈱、昭和興産㈱、 その他　１社　(計４社)
		海外	Kao (Taiwan) Corporation、Pilipinas Kao, Incorporated、 Kao Industrial (Thailand) Co.,Ltd.、 Fatty Chemical (Malaysia) Sdn.Bhd.、 Kao (Singapore) Private Limited、 P.T. Kao Indonesia Chemicals、 Kao Specialties Americas LLC、Quimi-Kao,S.A. de C.V.、 Kao Chemicals GmbH、Kao Corporation S.A.、 その他　11社　(計21社)
その他	物流業務、不動産管理等	国内	花王ロジスティクス㈱、花王システム物流㈱、 ㈱ＫＣロジスティクス、花王マーチャンダイジングサービス㈱、 その他　６社　(計10社)
		海外	Misamis Oriental Land Development Corporation、 その他　10社　(計11社)

(注) １．各事業区分の主要製品は、「第５　経理の状況　１　連結財務諸表等　注記事項（セグメント情報）[事業の種類別セグメント情報]（注）２．各事業区分の主要製品」のとおりであります。

２．「その他」に区分されたサービス業務等については、事業の種類別セグメント情報において、そのサービス内容に応じて、家庭用製品事業、化粧品事業、工業用製品事業に振り分けております。

３．各事業毎の会社数は、複数の事業を営んでいる場合にはそれぞれに含めて数えております。

※４．花王販売㈱と花王化粧品販売㈱は、平成19年４月１日をもって合併し、花王カスタマーマーケティング㈱となりました。

以上の状況について事業系統図を示すと次のとおりであります。



【事業区分】
[国内]
[海外]
国内ユーザー
海外ユーザー
[各事業の販売会社及び製造・販売会社からの売上]
[各事業の販売会社及び製造・販売会社からの売上]
家庭用製品
花王販売㈱
花王プロフェッショナル・サービス㈱
その他1社
愛媛サニタリープロダクツ㈱
※3 ニベア花王㈱
※1,3 その他2社
花王株式会社
花王（上海）産品服務有限公司
花王（香港）有限公司
Kao Commercial (Thailand) Co.,Ltd.
Kao (Singapore) Private Limited
KPSS Deutschland GmbH
※2,3,4 その他 30社（連結子会社26社を含む）
上海花王有限公司
Kao (Taiwan) Corporation
Kao Industrial (Thailand) Co.,Ltd.
P.T. Kao Indonesia、KPSS, Inc.
Kao Brands Company、Guhl Ikebana GmbH
Kao Brands Europe Limited
KPSS-Kao Professional Salon Services GmbH
※3 その他6社（連結子会社5社を含む）
化粧品
花王化粧品販売㈱
その他1社
カネボウ化粧品販売㈱
その他 2社
㈱カネボウ化粧品
㈱エキップ
㈱リサージ
その他1社
花王（香港）有限公司
Kao (Taiwan) Corporation
その他8社
Molton Brown Limited
その他2社
Kanebo Cosmetics (Europe) Ltd.
※2,4 その他11社（連結子会社9社を含む）
上海佳麗宝化粧品有限公司
工業用製品
花王クエーカー㈱
※3 その他 1社
※3 昭和興産㈱
（製造・販売会社）
Pilipinas Kao,Incorporated
Kao Industrial (Thailand) Co.,Ltd.
Fatty Chemical (Malaysia) Sdn.Bhd.
P.T. Kao Indonesia Chemicals
Kao Specialties Americas LLC
Quimi-Kao,S.A.de C.V.
Kao Chemicals GmbH
Kao Corporation S.A.
その他7社
Kao (Taiwan) Corporation
Kao (Singapore) Private Limited
その他4社
その他
物流業務、不動産管理等
※1 花王ロジスティクス㈱
※1 花王システム物流㈱
※1 ㈱KCロジスティクス
※1 花王マーチャンダイジングサービス㈱
※1,3 その他 6社
物流業務、不動産管理等
※3 Misamis Oriental Land Development Corporation
※1,3 その他10社（連結子会社6社を含む）
（注）無印 連結子会社 (104社)
※1 非連結子会社で持分法適用会社 (12社)
※2 非連結子会社で持分法非適用会社 (3社)
※3 関連会社で持分法適用会社 (10社)
※4 関連会社で持分法非適用会社 (2社)
製造・販売会社
販売会社
製品
原料
サービス等
（対象が一部の会社の場合を含む）

4 【関係会社の状況】

(1) 親会社

該当ありません。

(2) 連結子会社

平成19年３月31日現在

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合(%)	関係内容				
					役員の兼任等 当社役員(名)	役員の兼任等 当社従業員(名)	資金援助貸付金(百万円)	営業上の取引	設備の賃貸借等
※1 ※14 花王販売㈱	東京都中央区	百万円 1,729	家庭用製品	100.0	2	7	807	当社製品の販売先	建物及び設備の賃貸借
花王プロフェッショナル・サービス㈱	東京都墨田区	百万円 60	家庭用製品	100.0	—	4	—	当社製品の販売先	建物及び設備の賃貸
愛媛サニタリープロダクツ㈱	愛媛県西条市	百万円 90	家庭用製品	100.0	1	3	—	当社製品の製造委託先	建物及び設備の貸与
㈱カネボウ化粧品	東京都港区	百万円 7,500	化粧品	100.0	3	2	—	当社仕入商品の購入先及び当社製品の販売先	なし
※14 カネボウ化粧品販売㈱	東京都港区	百万円 100	化粧品	※2 100.0 [100.0]	1	1	—	—	なし
※1 花王化粧品販売㈱	東京都中央区	百万円 100	化粧品	100.0	1	5	2,954	当社製品の販売先	建物の賃貸借
㈱エキップ	東京都品川区	百万円 300	化粧品	※2 100.0 [100.0]	2	1	—	—	なし
㈱リサージ	東京都港区	百万円 400	化粧品	※2 100.0 [100.0]	2	1	—	—	なし
カネボウコスミリオン㈱	東京都港区	百万円 110	化粧品	※2 100.0 [100.0]	—	1	—	—	なし
花王クエーカー㈱	東京都中央区	百万円 400	工業用製品	100.0	1	3	—	研究活動及び事務作業等	建物及び設備の賃貸
※1 花王（中国）投資有限公司	中華人民共和国	千人民元 704,475	中華人民共和国における関係会社の統轄及び化粧品事業	100.0	1	3	—	当社製品の販売先	なし
※1 上海花王有限公司	中華人民共和国	千人民元 564,200	家庭用製品	※3 95.0 [10.0]	1	4	—	当社製品の販売先	なし
花王（上海）産品服務有限公司	中華人民共和国	千人民元 376,848	家庭用製品	※4 100.0 [100.0]	1	3	—	—	なし
上海佳麗宝化粧品有限公司	中華人民共和国	千人民元 50,950	化粧品	※2 100.0 [100.0]	—	—	—	—	なし
上海花王化学有限公司	中華人民共和国	千人民元 193,522	工業用製品	87.5	1	2	—	当社製品の販売先	なし
花王（上海）貿易有限公司	中華人民共和国	千人民元 1,655	工業用製品	87.5	—	2	—	当社製品の販売先	なし
花王（香港）有限公司	中華人民共和国	千香港ドル 11,582	家庭用製品 化粧品	100.0	—	2	—	当社製品の販売先	なし
Kao (Taiwan) Corporation	台湾	千台湾元 597,300	家庭用製品 化粧品 工業用製品	90.7	—	3	—	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Vietnam Co.,Ltd.	ベトナム国	百万ベトナムドン 702,535	家庭用製品	100.0	1	3	—	当社仕入商品の購入先及び当社製品の販売先	なし

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合(%)	関係内容				
					役員の兼任等		資金援助貸付金(百万円)	営業上の取引	設備の賃貸借等
					当社役員(名)	当社従業員(名)			
Pilipinas Kao, Incorporated	フィリピン国	千フィリピンペソ 1,790,643	工業用製品	100.0	1	3	－	当社仕入商品、原料の購入先及び当社製品の販売先	なし
Kao Industrial (Thailand) Co., Ltd.	タイ国	千バーツ 2,000,000	家庭用製品 工業用製品	100.0	－	3	－	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Commercial (Thailand) Co., Ltd.	タイ国	千バーツ 2,000	家庭用製品	※5 100.0 [100.0]	－	3	－	－	なし
Kao Soap (Malaysia) Sdn. Bhd.	マレーシア国	千マレーシアドル 28,000	家庭用製品	100.0	－	2	－	当社仕入商品の購入先及び当社製品の販売先	なし
Fatty Chemical (Malaysia) Sdn. Bhd.	マレーシア国	千マレーシアドル 120,000	工業用製品	※6 70.0 [70.0]	1	3	－	当社仕入商品及び原料の購入先	なし
Kao Plasticizer (Malaysia) Sdn. Bhd.	マレーシア国	千マレーシアドル 16,000	工業用製品	※6 70.0 [70.0]	－	3	－	当社仕入商品の購入先及び当社製品の販売先	なし
Kao Oleochemical (Malaysia) Sdn. Bhd.	マレーシア国	千マレーシアドル 14,000	工業用製品	100.0	－	2	－	当社仕入商品の購入先	なし
Kao (Singapore) Private Limited	シンガポール国	千シンガポールドル 82,285	家庭用製品 工業用製品	100.0	－	3	－	当社製品の販売先	なし
P.T. Kao Indonesia	インドネシア国	百万ルピア 17,646	家庭用製品	50.03	－	3	－	当社製品の販売先	なし
P.T. Kao Indonesia Chemicals	インドネシア国	百万ルピア 4,565	工業用製品	95.0	1	2	－	当社仕入商品の購入先及び当社製品の販売先	なし
KPSS Australia Pty.Ltd.	オーストラリア国	千オーストラリアドル 5,580	家庭用製品	※7 100.0 [100.0]	－	1	－	－	なし
Kao Brands Canada Inc.	カナダ国	千カナダドル 482	家庭用製品	※8 100.0 [100.0]	－	－	－	－	なし
KPSS Canada Inc.	カナダ国	千カナダドル 500	家庭用製品	※7 100.0 [100.0]	－	－	－	－	なし
Kao Brands Company	アメリカ合衆国	米ドル 1	家庭用製品	100.0	1	1	－	当社製品の販売先	なし
KPSS, Inc.	アメリカ合衆国	米ドル 1	家庭用製品	※7 100.0 [100.0]	－	1	1,567	－	なし
Kao America Inc.	アメリカ合衆国	千米ドル 3,200	米国における関係会社へのコーポレートサービス及び米国工業用製品事業の持株会社	100.0	1	1	－	－	なし
Kao Specialties Americas LLC	アメリカ合衆国	米ドル 1	工業用製品	※9 100.0 [100.0]	－	－	－	当社仕入商品の購入先及び当社製品の販売先	なし
Quimi-Kao, S.A. de C.V.	メキシコ国	千メキシコペソ 16,696	工業用製品	※10 100.0 [100.0]	－	2	－	当社製品の販売先	なし
※1 KPSS - Kao Professional Salon Services GmbH	ドイツ国	千ユーロ 109,421	家庭用製品	100.0	1	-	－	当社製品の販売先	なし
KPSS Deutschland GmbH	ドイツ国	千ユーロ 25	家庭用製品	※7 100.0 [100.0]	－	1	－	－	なし

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合(%)	関係内容				
					役員の兼任等		資金援助貸付金(百万円)	営業上の取引	設備の賃貸借等
					当社役員(名)	当社従業員(名)			
Guhl Ikebana GmbH	ドイツ国	千ユーロ 5,112	家庭用製品	※8 90.0 [90.0]	－	－	－	－	なし
Kao Chemicals GmbH	ドイツ国	千ユーロ 9,100	工業用製品	※10 100.0 [100.0]	－	1	－	当社の原料の購入先及び当社製品の販売先	なし
Goldwell Nederland B.V.	オランダ国	千ユーロ 680	家庭用製品	※7 100.0 [100.0]	－	－	－	－	なし
Kao Brands Europe Limited	英国	千英ポンド 500	家庭用製品	※8 100.0 [100.0]	－	－	－	－	なし
KPSS (UK) Ltd.	英国	千英ポンド 1,300	家庭用製品	※7 100.0 [100.0]	－	－	－	－	なし
※1 Kao Prestige Limited	英国	千英ポンド 100,000	欧州を中心とした化粧品事業統轄	100.0	1	2	15,501	－	なし
Molton Brown Limited	英国	千英ポンド 516	化粧品	※11 100.0 [100.0]	1	1	－	－	なし
KPSS AG	スイス国	千スイスフラン 1,750	家庭用製品	※7 100.0 [100.0]	－	－	－	－	なし
Kanebo Cosmetics (Europe) Ltd.	スイス国	千スイスフラン 8,000	化粧品	※2 100.0 [100.0]	－	－	－	－	なし
※1 Kao Chemicals Europe, S.L.	スペイン国	千ユーロ 104,034	欧州工業用製品事業統轄	100.0	1	2	－	－	なし
※1 Kao Corporation S.A.	スペイン国	千ユーロ 56,410	工業用製品	※10 100.0 [100.0]	－	2	1,564	当社の原料の購入先及び当社製品の販売先	なし

(注) ※1は、特定子会社であります。

※2は、㈱カネボウ化粧品が所有しております。

※3は、花王（中国）投資有限公司が10%所有しております。

※4は、花王（中国）投資有限公司が所有しております。

※5は、当社の100%子会社であるKao Holdings (Thailand) Co.,Ltd.が52.8%、花王（香港）有限公司が47.2%を所有しております。

※6は、Kao (Singapore) Private Limited が所有しております。

※7は、KPSS - Kao Professional Salon Services GmbHが所有しております。

※8は、Kao Brands Company が所有しております。

※9は、Kao America Inc. の100%子会社であるKao Chemicals Americas Corporation が所有しております。

※10は、Kao Chemicals Europe, S.L. が所有しております。

※11は、Kao Prestige Limited の100%子会社であるMolton Brown Group Limited が所有しております。

12　議決権の所有割合の [ ] 内は、間接所有割合で内数であります。

13　上記以外に小規模な連結子会社が54社あり、連結子会社の数は合計104社となります。

※14　花王販売㈱及びカネボウ化粧品販売㈱につきましては、売上高（連結会社相互間の内部売上高を除く）の連結売上高に占める割合が10%を超えております。

当連結会計年度における主要な損益情報等

	花王販売㈱	カネボウ化粧品販売㈱
(1)売上高	539,358 百万円	169,263 百万円
(2)経常利益	7,202 百万円	568 百万円
(3)当期純利益	4,004 百万円	606 百万円
(4)純資産額	12,771 百万円	380 百万円
(5)総資産額	61,559 百万円	53,011 百万円

なお、カネボウ化粧品販売㈱の売上高、経常利益、当期純利益は、平成18年2月から12月までの11ヶ月の実績です。

(3) 持分法適用関連会社

平成19年３月31日現在

会社名	住所	資本金又は出資金	事業の内容	議決権の所有割合(%)	関係内容				
					役員の兼任等		資金援助貸付金(百万円)	営業上の取引	設備の賃貸借等
					当社役員(名)	当社従業員(名)			
ニベア花王㈱	東京都中央区	百万円 200	家庭用製品	40.0	1	2	―	当社仕入商品の購入先及び当社製品の販売先	建物及び設備の賃貸
昭和興産㈱	東京都港区	百万円 550	工業用製品	20.8	1	-	―	当社仕入商品の購入先及び当社製品の販売先	なし
Kao(Malaysia)Sdn.Bhd.	マレーシア国	千マレーシアドル 16,000	家庭用製品	45.0	1	1	―	当社製品の販売先	なし
ADM Kao LLC	アメリカ合衆国	千米ドル 68,000	家庭用製品	※1 50.0 [50.0]	―	1	―	―	なし

※1は、Kao Brands Company が所有しております。

2　議決権の所有割合の［ ］内は、間接所有割合で内数であります。

3　上記以外に小規模な持分法適用関連会社が６社あり、持分法適用関連会社の数は合計10社となります。

(4) その他の関係会社

該当ありません。

5【従業員の状況】

(1) 連結会社の状況

平成19年3月31日現在

事業の種類別セグメントの名称	従業員数（人）	
家庭用製品事業	12,012	(1,549)
化粧品事業	15,818	(4,605)
工業用製品事業	3,085	(60)
全社（共通）	1,260	(69)
合計	32,175	(6,283)

（注）1．従業員数は就業人員（当社グループ〔当社及び連結子会社〕からグループ外への出向者を除き、グループ外から当社グループへの出向者を含んでおります。）であります。（　）内は臨時雇用者数の年間平均人員であり、外数で記載しております。

2．臨時雇用者は、パートタイマー及び嘱託契約の従業員を含み、派遣社員を除いております。

3．全社（共通）は、特定のセグメントに区分できない管理部門等の従業員数であります。

(2) 提出会社の状況

平成19年3月31日現在

従業員数（人）	平均年令（才）	平均勤続年数（年）	平均年間給与（千円）
5,642	42.0	20.1	7,686

（注）1．従業員数は就業人員（当社から社外への出向者を除き、社外から当社への出向者を含んでおります。）であります。

2．平均年間給与は、賞与及び基準外賃金を含んでおります。

(3) 労働組合の状況

当社の一部の事業所及び一部の連結子会社には、労働組合が組織されております。連結子会社のうち㈱カネボウ化粧品及びそのグループ会社には、カネボウ労働組合の組合員が在籍しております。カネボウ労働組合は、ＵＩゼンセン同盟に属しており、ユニオンショップ制となっております。

労働組合との間に特記すべき事項はありません。

第２【事業の状況】

１【業績等の概要】

(1) 業績

当連結会計年度のわが国の経済は、個人消費は横ばいに推移しているものの、企業収益の改善や民間設備投資の増加などから、景気は緩やかな回復基調で推移しました。また、海外におきましても、米国やアジアで景気は拡大し、欧州では着実な回復傾向となりました。

家庭用製品の市場は、国内においてようやく販売価格の低下に歯止めがかかる兆しが見え始めましたが、海外では、激しい市場競争が続きました。工業用製品の市場は、国内外で景気が緩やかに回復している中で、世界的に原材料価格の上昇の影響を受けました。

このような市場環境の下、当社グループは、引き続きグローバルで長期的な成長戦略に則った事業活動を積極的に推進し、企業価値の増大に努めました。家庭用製品事業では、少子高齢化、晩婚化や単身世帯の増加など、社会のしくみの根底に関わる変化、消費者の商品選択や購買意識の変化、またこれらの変化に伴う流通の変化に対応して、"消費者起点"に立った高付加価値商品の創造・提供に努めました。化粧品事業では、既存の事業に加えて、前連結会計年度に新たに当社グループに加わったプレステージブランドを有する英国のモルトン・ブラウン社と㈱カネボウ化粧品とともに、グローバルに事業の発展・強化を図るための基盤作りを行いました。工業用製品事業では、製品特長で優位性を生かせる分野に注力する一方、継続して新規事業の育成や高付加価値製品の開発に努めました。なお、需要の増加や一層のグローバル展開に対応するためにフィリピンで油脂アルコールの生産設備の増強工事を進めていましたが、昨年12月に稼動しました。

以上の結果、当連結会計年度の売上高は、前連結会計年度に対して26.8%増加の1,231,808百万円となりました。利益面では、営業利益は、前連結会計年度に対して0.6%増加の120,858百万円、経常利益は、1.5%減少の120,176百万円、当期純利益は、0.9%減少の70,527百万円となりました。

事業の種類別セグメントの業績

	売上高			営業利益		
	当連結会計年度(百万円)	前連結会計年度(百万円)	増減(百万円)	当連結会計年度(百万円)	前連結会計年度(百万円)	増減(百万円)
家庭用製品事業	744,747	704,033	40,713	98,930	92,699	6,230
化粧品事業	292,663	85,246	207,416	516	5,171	△4,655
工業用製品事業	223,609	208,890	14,718	21,180	22,029	△849
小計	1,261,020	998,171	262,849	120,627	119,901	725
消去	△29,212	△26,941	△2,271	231	233	△2
合計	1,231,808	971,230	260,577	120,858	120,134	723

(イ) 家庭用製品事業

家庭用製品の売上高は、前連結会計年度に対して5.8%増加（為替の変動の影響を除く実質伸長率＋4.1%）の744,747百万円となりました。国内事業は、前連結会計年度に対して4.3%の増加となり、またアジアにおいても回復傾向が続き、欧米も順調に伸長しました。営業利益は、国内では原材料価格の上昇の影響を受けましたが、好調な売り上げやコストダウンなどにより増加しました。また、アジアでは販売価格の低下や原材料価格の上昇などの影響を受けましたが、欧米では増加したことから、前連結会計年度と比べて6,230百万円増加し98,930百万円となりました。

〔日本〕

市場は、販売価格の下落傾向に歯止めがかかる兆しが見え始めました。また販売チャネルでは、ドラッグストアが伸長しました。こうした中で、当社グループは、商品の高付加価値化による"利益ある成長"をめざして、"機能価値"に加えて"情緒価値"を高めた高付加価値商品の発売や基幹ブランドの一層の強化と育成に努めました。さらに、店頭において商品の特徴や関連する情報を的確にお伝えするため、マーケティングと販売が一体となった活動を引き続き積極的に進めました。利益面は、原材料価格の上昇の影響を受けたものの、販売数量の増加やコストダウン活動、費用の効率化などに努めた結果、増加しました。

（売上高の内訳）

	当連結会計年度 （百万円）	前連結会計年度 （百万円）	伸長率 （%）
パーソナルケア製品	194,636	187,896	+3.6
ハウスホールド製品	243,818	237,551	+2.6
サニタリーほか製品	123,900	113,630	+9.0
計	562,354	539,078	+4.3

パーソナルケア製品の売上高は、前連結会計年度に対して3.6%増加の194,636百万円となりました。市場は成熟していますが、商品の高付加価値化が進んでいるシャンプー・リンスやヘアスタイリング剤などの商品では、販売価格が上昇してきました。

このような中で、スキンケア製品では大きく売り上げを伸ばしました。洗顔料の「ビオレ　マシュマロホイップ」が好調に推移し、全身洗浄料の「ビオレu」が新しい香りの商品を発売したことなどにより市場シェアを拡大しました。ヘアケア製品では、“新・家族　シャンプー”のコンセプトの「メリット」や、全面的な改良を行った「エッセンシャル　ダメージケア」が好調に推移しましたが、競争の激化により全体の売り上げは伸び悩みました。オーラルケア製品では、清浄で健康な口内環境に整える歯みがきの「薬用ピュオーラ」を洗口液とともに発売し、消費者の高いご支持を得て売り上げを伸ばしました。

ハウスホールド製品の売上高は、前連結会計年度に対して2.6%増加の243,818百万円となりました。市場においては、販売価格の下げ止まりの傾向が見えてきております。また、社会の変化の中で、消費者は家事について新しい意識を持ち始め、商品に対するニーズも多様化しています。

このような中で、当社グループは、基幹ブランドの高付加価値化による強化に取り組みました。衣料用洗剤では、「アタック」を、多くの衣類を洗っても高い洗浄力を発揮するよう改良しました。また、漂白成分と柔軟成分を配合した「アタック　ＡＬＬin」を発売し、効率よく洗濯を済ませたいというニーズを持つ消費者のご支持を得ました。柔軟仕上剤は、「ハミングフレア　リラックスハーブの香り」や「ハミングフレア　ふわっと花咲くエッセンス」の発売により、好調に推移しました。食器用洗剤では、すすいだ瞬間に汚れ落ちを実感できる「ファミリー　キュキュット」の、クエン酸を配合した食器洗い乾燥機専用品の寄与もあり、売り上げが伸長しました。

サニタリーほか製品の売上高は、前連結会計年度に対して9.0%増加の123,900百万円となりました。少子高齢化などの社会構造の変化や消費者の健康意識の高まりなどが進んでいますが、激しい市場競争の結果、一部の商品では販売価格の下落傾向が続きました。

このような中で、生理用品では、肌ストレスを軽減する「ロリエ　エフ」が、着実に消費者のご支持を得ており、商品ラインを充実させて、売り上げを伸ばしました。また、子供用紙おむつは、ブランド価値の増大を図るため、より肌へのやさしさ及びあてやすさを追求して高付加価値化を図りました。その結果、売り上げは伸長しました。大人用紙おむつは、パンツタイプとテープタイプの２つの機能を持った「リリーフ　リハビリスタートパンツ」の発売もあり、好調に推移しました。

ヘルスケア製品では、健康機能油の「エコナ」関連製品は、市場での競争激化の影響を受けました。健康機能性飲料の「ヘルシア」は、爽やかなグレープフルーツ味の「ヘルシアウォーター」を発売して、売り上げを伸ばしました。

〔アジア〕

市場が成長している中で、消費者のニーズの変化やグローバル流通チェーンの進出も続いており、市場構造が大きく変化しています。また、競合各社との激しい競争も続いています。このような中で、当社グループは、日本を含めたアジア一体運営の構築に取り組み、また、現地の消費者や市場の実態に合わせた付加価値の高い商品を提供することに努めました。プレミアムヘアケアブランドの「アジエンス」については、台湾及び香港に続きシンガポールにおいても発売し、また、商品ラインを美容液やヘアマスクにも拡大して売り上げを伸ばしました。生理用品では、「ロリエ　エフ」が香港及びシンガポールにおいて日本と同様に肌ストレスに敏感な消費者のご支持を得て好調に推移しました。また、タイでは現地の洗濯実態に合わせた衣料用洗剤の「アタック　イージー」が好調に推移しました。以上の結果、売上高は前連結会計年度に対して15.7%増加（為替の変動の影響を除く実質成長率＋6.8%）の66,168百万円となりました。

〔欧米〕

当社グループは、パーソナルケア製品事業を展開している欧米において、商品の高付加価値化を図ってきました。米国の花王ブランズ社では、競争が一段と激しくなる中、スキンケアブランドの「ジャーゲンズ」で、高い保湿機能に加え、健康的な小麦色へと肌色を徐々に変える「ナチュラル　グロー」に、従来のボディ用のほか、フェイス用を追加して、売り上げを伸ばしました。ヘアケア製品では、プレミアムブランドの「ジョン・フリーダ」で、「フリッズ　イーズ」のシャンプー・コンディショナーの商品ラインを充実させ、売り上げを牽引しました。また、ＫＰＳＳ－花王プロフェッショナル・サロン・サービシーズ社では、美容室専用のプレミアムブランドの「ＫＭＳ」を大幅にリニューアルし、売り上げを伸ばしました。以上の結果、売上高は前連結会計年度に対して8.2%増加（為替の変動の影響を除く実質成長率+2.4%）の124,820百万円となりました。

(ロ) 化粧品事業

化粧品の売上高は、モルトン・ブラウン社や㈱カネボウ化粧品の寄与などにより、前連結会計年度に対して243.3%増加の292,663百万円となりました。消費者の価値観や美意識、販売チャネルの変化が進む中、国内市場は横ばいの状況が続いています。このような中で、当社グループは、ブランド価値の向上をめざして、変化に対応した商品力及び販売力の強化に取り組みました。「カネボウ化粧品」は、百貨店専用の高級プレステージブランドの「インプレス」、薬用美白美容液の「ブランシール　ホワイトニングコンクルージョン」及びメイクシリーズの「ＫＡＴＥ」が好調に推移しました。「ソフィーナ」ではスキンケアブランドの「ＨＡＤＡ・ＫＡ」を発売し、また、ドラッグストアチャネル専用スキンケアシリーズの「フィトマックス」を発売するなど、市場の活性化を図りました。また「モルトン・ブラウン」は、新製品の追加と販売地域の拡大もあり、大きく売り上げを伸ばしました。営業利益は、カネボウ化粧品関連の商標権等の知的財産権及びのれんの償却費等の影響を受けたため、前連結会計年度に比べて4,655百万円減少し、516百万円となりました。なお、カネボウ化粧品関連償却費控除前営業利益は、前連結会計年度を19,538百万円上回り、27,311百万円となりました。

(ハ) 工業用製品事業

工業用製品の売上高は、前連結会計年度に対して7.0%増加（為替の変動の影響を除く実質成長率+3.6%）の223,609百万円となりました。国内においては、企業収益の改善や設備投資の増加が見られるなど、景気は引き続き回復基調ですが、原油価格の変動によるコストアップが対象業界に大きな影響を与えており、先行きの不透明感が高まりました。このような中で、当社グループは、コア事業である油脂、機能材料及びスペシャルティケミカルズでグローバル体制の強化を図り、事業拡大に努めました。営業利益は、原材料価格の上昇の影響などにより、前連結会計年度を849百万円下回り21,180百万円となりました。

〔日本〕

機能材料では、樹脂関連の添加剤やコンクリート用高性能減水剤が堅調に推移しましたが、油脂では、ほぼ横ばいに推移しました。顧客に密着して高付加価値化を提案しているスペシャルティケミカルズでは、ハードディスク用研磨剤が大きく伸長し、電子部品用洗浄剤なども製品特長が顧客の評価を獲得して伸長しました。トナー・トナーバインダー及びインクジェットプリンターインク用色材は、厳しい状況から回復しつつあります。以上の結果、売上高は、前連結会計年度に対して2.1%増加の116,933百万円となりました。

〔アジア〕

高い経済成長を続ける中国で売り上げが増加し、また台湾では液晶産業の成長などに伴い、売り上げを伸ばしました。一方、マレーシア及びフィリピンで製造している油脂アルコールは、当社の独自技術による品質の高さが評価されており、グローバルな拡売に努めましたが、市況の軟化により伸び悩みました。なお、フィリピンで油脂アルコールの生産設備の増強工事を進めていましたが、昨年12月に稼動しました。以上の結果、売上高は55,830百万円となり、前連結会計年度に対して4.2%増加（為替の変動の影響を除く実質成長率△3.6%）しました。

〔欧米〕

トナー・トナーバインダーは、日本、米国及び欧州の三極の市場伸長に対応した積極的な設備投資を実施し、好調に推移しました。ドイツでは、コンクリート用高性能減水剤や油脂アミンが製品特長を評価され、売り上げを伸ばしました。スペインでは、香料が好調に推移しました。以上の結果、売上高は82,935百万円となり、前連結会計年度に対して14.9%増加（為替の変動の影響を除く実質成長率+8.2%）しました。

所在地別セグメントの業績

	売上高			営業利益		
	当連結会計年度（百万円）	前連結会計年度（百万円）	増減（百万円）	当連結会計年度（百万円）	前連結会計年度（百万円）	増減（百万円）
日本	924,196	708,056	216,139	102,222	101,653	568
アジア	125,989	110,898	15,091	2,567	5,844	△3,276
米州	106,730	95,167	11,563	7,754	6,778	975
欧州	135,917	109,485	26,432	8,687	7,522	1,164
小計	1,292,834	1,023,607	269,227	121,232	121,799	△567
消去	△61,026	△52,377	△8,649	△374	△1,664	1,290
合計	1,231,808	971,230	260,577	120,858	120,134	723

(イ) 日本

国内の会社の売上高は、㈱カネボウ化粧品の寄与などにより、セグメント間の内部売上高を含めて、前連結会計年度に対して30.5%増加の924,196百万円となりました。営業利益は、原材料価格の上昇の影響を受けたものの、販売数量の増加やコストダウン活動などに努め、前連結会計年度に対して0.6%増加の102,222百万円となりました。

(ロ) アジア

アジア地域の会社の売上高は、セグメント間の内部売上高を含めて、前連結会計年度に対して13.6%増加（為替の変動の影響を除く実質伸長率+5.3%）の125,989百万円となりました。家庭用製品事業において、日本を含めたアジア一体運営の構築に取り組み、また、現地の消費者や市場の実態に合わせた付加価値の高い商品を提供することにより売り上げを伸ばしました。営業利益は、原材料価格上昇の影響などで前連結会計年度に対して56.1%減少の2,567百万円となりました。

(ハ) 米州

米州地域の会社の売上高は、セグメント間の内部売上高を含めて、前連結会計年度に対して12.2%増加（為替の変動の影響を除く実質伸長率+6.9%）の106,730百万円となりました。家庭用製品事業で、競争が一段と厳しくなる中、新製品や改良品の発売で売り上げは増加しました。工業用製品事業では、トナー・トナーバインダー事業が好調に推移しました。営業利益は、前連結会計年度に対して14.4%増加の7,754百万円となりました。

(ニ) 欧州

欧州地域の会社の売上高は、セグメント間の内部売上高を含めて、前連結会計年度に対して24.1%増加（為替の変動の影響を除く実質伸長率+16.6%）の135,917百万円となりました。営業利益は、主にヘアサロン向けヘアケア事業での新製品効果や既存ブランドのリニューアルなどにより売り上げが伸長したこと、及び工業用製品事業では、油脂アミンや香料並びに生産体制が整ったコンクリート用高性能減水剤の売り上げが伸長したことにより、前連結会計年度に対して15.5%増加の8,687百万円となりました。

(2) キャッシュ・フロー

当連結会計年度における現金及び現金同等物（以下「資金」という。）の残高は、前連結会計年度末に比べて20,627百万円増加し、88,154百万円となりました。

営業活動によって得られた資金は、前連結会計年度に比べて47,685百万円多い164,977百万円となりました。

投資活動に使用された資金は、前連結会計年度に比べて416,308百万円少ない63,227百万円となりました。

財務活動による資金は、前連結会計年度の356,721百万円の収入から、当連結会計年度は83,665百万円の支出となりました。

なお、キャッシュ・フローの詳細は、「7 財政状態及び経営成績の分析 (2) 財政状態の分析 ②キャッシュ・フローの状況」に記載しております。

2【生産、受注及び販売の状況】

(1) 生産実績

当連結会計年度の生産実績を事業の種類別セグメントごとに示すと、次のとおりであります。

事業区分	当連結会計年度 (自　平成18年４月１日 至　平成19年３月31日) (百万円)	前期比（%）
家庭用製品事業	625,273	+5.0
化粧品事業	206,186	+153.4
工業用製品事業	195,815	+10.2
消去	△30,743	－
合計	996,531	+20.6

(注) 1．金額は売価換算値で表示しております。

2．上記の金額には、消費税等は含まれておりません。

3．連結会社間の取引が複雑で、セグメントごとの生産高を正確に把握することは困難なため、概算値で表示しております。

(2) 受注状況

受注生産は行っておりません。

(3) 販売実績

当連結会計年度の販売実績を事業の種類別セグメントごとに示すと、次のとおりであります。

事業区分	当連結会計年度 (自　平成18年４月１日 至　平成19年３月31日) (百万円)	前期比（%）
家庭用製品事業		
パーソナルケア製品	194,636	+3.6
ハウスホールド製品	243,818	+2.6
サニタリーほか製品	123,900	+9.0
日本計	562,354	+4.3
アジア	66,168	+15.7
欧米	124,820	+8.2
内部売上消去等	△8,595	－
計	744,747	+5.8
化粧品事業	292,663	+243.3
工業用製品事業		
日本	116,933	+2.1
アジア	55,830	+4.2
欧米	82,935	+14.9
内部売上消去等	△32,089	－
計	223,609	+7.0
合計	1,261,020	+26.3
消去	△29,212	－
連結売上高	1,231,808	+26.8

(注) 上記の金額には、消費税等は含まれておりません。

3【対処すべき課題】

市場環境の変化や、原材料価格の上昇など、事業環境が厳しさを増している中で、当社グループの収益構造も大きく変化し、売り上げが伸びても利益の伸びに結びつけることが難しくなっています。

こうした中で、当社グループは、「商品の高付加価値化による“利益ある成長”の達成」を図るために、

(1) 基盤技術や生産技術など研究開発面での一層の充実を図ります。

(2) マーケティング環境の変化、特に消費者の価値観や商品ニーズの変化への対応として“機能価値”に加えて“情緒価値”を高めた高付加価値商品の創造・提供に今後も努めてまいります。

(3) グローバルな成長の加速という観点から、成長が著しいアジア各国でのコンシューマープロダクツ事業について、日本と現地が一体となって現地の消費者や市場の実態を一層把握することに努め、“消費者起点”、“現場主義”を基本として当社グループの総力を結集して、“よきモノづくり”を実現してまいります。

厳しい環境の中にあっても、当社グループは、メーカーの原点である“消費者起点”に立った“よきモノづくり”を通して、“お客さまと共に感動する会社”をめざしながら“利益ある成長”を実現し、企業価値のさらなる増大を図ってまいります。

また、こうした企業活動の根底をなす企業理念として、当社の企業文化、企業精神を明示化した「花王ウェイ」を、当社グループ全員で共有し、実践しております。さらに、企業の社会的責任（コーポレート・ソーシャル・レスポンシビリティ：ＣＳＲ）の視点に立って、高い倫理性に基づいた誠実な行動に努めるとともに、環境保全や省資源にも配慮した活動を行って、社会の持続的な発展に貢献してまいります。

4【事業等のリスク】

企業が事業を遂行している限り、さまざまなリスクが伴います。当社グループにおいては、リスクの発生を防止、分散、あるいはリスクヘッジすることによりリスクの合理的な軽減を図っております。しかし、以下のような予想を超える事態等が生じた場合には、当社グループの経営成績及び財政状態に重大な影響を及ぼす可能性があります。なお、文中における将来に関する事項は、有価証券報告書提出日（平成19年６月28日）現在において当社が判断したものであります。

(1) 品質管理につきましては、当社グループは顧客の視点に立ち、関連法規の遵守並びに自主的に設定した厳しい基準に従って設計、製造を行っております。発売前の開発段階では、徹底的に試験、調査研究を行い、安全性を確認しております。また発売後には、消費者相談窓口を通じて、商品への意見、要望などをくみ上げ、さらなる品質向上に努めております。しかしながら、予想を超える重大な品質トラブルが発生した場合には、当該ブランドの問題だけではなく、当社グループの商品全体の評価にも重大な影響を与え、売り上げの低下によって、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

(2) 大規模地震の発生につきましては、日本各地で発生する可能性が高いと言われております。　当社グループは、国内全ての生産工場及び主要な事業拠点を対象に耐震診断の実施、耐震補強工事の実施、緊急事態を想定した防災訓練の実施、及び社員の安否確認システムの構築を行い、事業継続計画（ＢＣＰ）の策定を進めてきております。しかしながら、予想を超える大規模地震が発生した場合には、これらの対策を実施したにもかかわらず、原材料の確保、生産の継続、商品の市場への供給などに支障をきたし、当社グループの経営成績及び財政状態に重大な影響を及ぼす可能性があります。また、生産工場の爆発・火災事故、原材料購入先のトラブル、海外におけるテロ、政変、暴動等の原因により、同様に生産の継続、商品の原材料の確保、商品の市場への供給などに支障をきたし、当社グループの経営成績及び財政状態に重大な影響を及ぼす可能性があります。

(3) 外国通貨建ての取引については為替相場の変動による影響を受けますが、外貨預金口座を通じての決済、為替予約取引や通貨スワップ取引などにより為替変動リスクをヘッジすることにしており、経営成績に与える影響を軽減しております。なお、投機的なデリバティブ取引は行っておりません。しかしながら、在外連結子会社の売り上げ、費用、資産を含む現地通貨建ての項目は、連結財務諸表の作成において円換算するため、換算時の為替レートが予想を超えて大幅に変動した場合には、円換算後の価値も大幅に変動し、当社グループの経営成績及び財政状態が影響を受けます。

(4) 当社グループの製品の原材料である天然油脂原料や石油関連の原材料など、国際市況の影響を受け、地政学的リスクや需給バランス、天候不順、為替レートの変動などに伴い市況価格が変動します。当社グループは原材料価格の上昇に対して、原価低減や売価への転嫁などの施策を図り、その影響を軽減しております。しかしながら、予想を超えて市況価格に変動が生じた場合、当社グループの経営成績及び財政状態に影響を及ぼす可能性があります。

5【経営上の重要な契約等】

(1) 商標権譲渡契約

当社は、㈱カネボウ化粧品との間で平成18年７月31日にカネボウコーポレートブランド関連商標にかかる商標権譲渡契約を締結し、同日取引を完了しました。

(2) 合併契約

花王販売㈱と花王化粧品販売㈱の合併契約

① 合併の目的

当社の連結子会社であり、家庭用製品を扱う花王販売㈱（当社100%出資）と同じく連結子会社であり、化粧品を扱う花王化粧品販売㈱（当社100%出資）は、当社の事業推進体制改編に対応することを目的として合併することに合意し、平成19年２月21日に合併契約を締結しました。

② 合併の方法

花王販売㈱を存続会社、花王化粧品販売㈱を消滅会社とする吸収合併

③ 合併期日

平成19年４月１日

④ 合併に際しての株式の発行及び割当

花王販売㈱は、合併に際して普通株式１株を発行し、花王化粧品販売㈱の全額出資会社である当社に対し割当交付しております。

⑤ 引継資産・負債の状況

花王販売㈱が引継いだ資産・負債の状況は以下のとおりであり、すべて帳簿価額によって引継いでおります。

科目	金額（百万円）	科目	金額（百万円）
流動資産	7,743	流動負債	11,079
固定資産	7,641	固定負債	621
資産合計	15,384	負債合計	11,701

（注）合併会社と被合併会社との債権・債務は相殺消去済であります。

⑥ 存続会社となる会社の資本金、事業の内容等

資本金：1,829百万円

事業の内容：当社が製造する家庭用製品及び化粧品の販売等

なお、合併期日におきまして社名を、花王カスタマーマーケティング㈱に変更しております。

(3) 合弁事業契約

国名	契約先	合弁会社名称	出資比率	契約日
マレーシア	IOI Oleochemical Industries Berhad	Fatty Chemical (Malaysia) Sdn. Bhd.	70.0%	昭和63年２月29日

（注）出資比率は、間接出資比率であり、 Kao (Singapore) Private Limited（当社100%出資）が出資しております。

6【研究開発活動】

当社グループ（当社及び連結子会社）は、消費者・顧客の立場にたって、心をこめた“よきモノづくり”を行い、世界の人々の喜びと満足のある、豊かな生活文化の実現に貢献するため、基盤技術の深化に努め、積極的な研究開発活動を行っております。

当社では、商品開発研究所（７研究所）と基盤技術研究所（７研究所）において、それぞれの機能を最大限に発揮し、海外の研究所とも密接に連携を取りながら一体運営しております。グループ全体で、約2,300名が研究開発業務に携わっております。

当連結会計年度におけるグループ全体の研究開発費は、44,388百万円（売上高比3.6%）であり、主な成果は、下記のとおりであります。

(1) 家庭用製品事業

〔日本〕

パーソナルケア製品では、「ビオレ」から、独自のハイパーメルト処方（落ちにくい油性のメイクを溶かす高純度クレンジング成分が、水性成分の層に浮いている構造）により、やさしくなで広げるだけでメイク汚れにすばやく吸着し、一気にメイクを溶かしだして、とろけるようにメイクが落とせるリキッドタイプのメイク落とし「ビオレ　メイクとろけるリキッド」を新発売しました。また、唾液の清浄（浄化・殺菌）作用に着目し、エリスリトールが細菌の集合体（歯垢・舌苔）に素早く浸透し、その結びつきを弱め分散しやすくすることを発見、ハミガキと洗口液に清浄剤として初めて配合した、新発想のオーラルヘルスケアブランド「薬用ピュオーラ」（ハミガキ・洗口液）を新発売しました。さらに、年齢とともに変化する髪の悩みのひとつである艶の低下は、加齢とともに増える毛髪のうねりが原因であることを明らかにし、細胞レベルのアプローチでうねりを緩和して艶を向上する技術を開発、いつまでも美しくあり続けたいと願う大人の女性のための新ヘアケアブランド「セグレタ」（シャンプー・コンディショナー・トリートメント・スカルプエッセンス）を開発しました。

ハウスホールド製品では、衣料用洗剤「アタック」から、仕事や育児に忙しい現代の主婦の簡便ニーズに応え、洗浄・漂白・除菌・防臭・柔軟が一つで実現できる画期的な粉末洗剤「アタック　ＡＬＬin」を新発売しました。また、花王独自の繊維潤滑成分と消臭成分を配合し、１回着ただけでは洗わない様々な衣類にスプレーするだけで、乾く間にシワとニオイをとる「スタイルケア　服のミスト」を新発売しました。さらに、360°全面についた吸着性の高いファイバー“ふわふわキャッチャー”が、すき間の上下左右にふんわりフィットし、くるっとひとふきで凸凹面・細かい溝のホコリ・花粉・微細なハウスダストまでみるみるキャッチしてホコリをからめ取る「クイックルワイパー　ハンディ」を新発売しました。

サニタリー製品では、パンツのようにはけて、テープ止めのように開く、“パンツタイプ”と“テープタイプ”の２ｗａｙ機能を持った、今までにない大人用おむつ「リリーフ　リハビリスタートパンツ」を新発売しました。ヘルスケア製品では、長年の栄養代謝、肥満研究の成果から、高濃度茶カテキンを継続摂取すると、普段の生活の中でエネルギーとして脂肪が消費されやすくなることを科学的に実証し、スポーツドリンクとして初めて体脂肪関連分野で特定保健用食品の表示許可を取得した「ヘルシアウォーター」を新発売しました。また、健康油のパイオニアとして、1998年食用油で初めて特定保健用食品の表示許可を取得した「エコナ　クッキングオイル」を用い、素材を厳選して丁寧に作ったパスタソース「エコナ　素材にこだわったパスタソース」（温めてかけるタイプ・手作り用ソース）を新発売しました。

〔海外〕

ヘアケア製品では、欧米の「ジョン・フリーダ」より美髪技術を応用し、シャンプー・コンディショナーの後に使用することで少しずつ着色できると同時に、髪にツヤを与え、なめらかな髪質を感じることができる「ルミナスカラー　グレイズ」を新発売しました。ハウスホールド製品では、手洗い洗濯に適した機能を、独自の新成分を設計・配合することで実現した新しい衣料用洗剤「アタック　イージー」をタイで新発売しました。サニタリー製品では、生理時に女性が抱える肌ストレスからの開放を目指した生理用ナプキン「ロリエ　エフ」を香港・シンガポールにて新発売しました。

当事業に係る研究開発費は、28,023百万円であります。

(2) 化粧品事業

長年培ってきた皮膚科学研究、素材開発研究、製剤化研究の更なる深化及び展開を進めています。また、カネボウ化粧品と花王ソフィーナは、研究開発力・商品開発力において、シナジー効果の発揮を図っています。

カネボウ化粧品では、新たな作用メカニズムを有する独自の美白有効成分“マグノリグナン”を配合し、メラニンの生成をおさえてシミ、ソバカスを防ぐ医薬部外品の美白美容液「ブランシール　ホワイトニングコンクルージョン」を新発売しました。また、百貨店専用の高級プレステージブランド「インプレス」を新たに導入し、肌の結合・接着に注目したスキンケア11品種、肌の色と肌の輝度に着目したベースメイク28品種を新発売しました。さらに、唇から蒸散する水分を抱えて皮膜を形成することで、柔らかくとろけるような感触でありながら、透明感あふれる発色と上質なツヤ・うるおいが続く落ちにくい口紅「テスティモ　クリアメモリールージュ」（口紅12品種）を新発売しました。

花王ソフィーナでは、デパート専用ブランド「ｅｓｔ(エスト)」のスキンケアを刷新し、朝の血流促進マッサージ「エスト　アクティベートサーキュレーター」とともに、ベーシックケア12品（化粧水４品・日中用乳液４品・夜用乳液４品）の計13品を新発売しました。「エスト　アクティベートサーキュレーター」は、炭酸ガス（噴射剤）によって実現したホイップクリームのようなきめ細かく濃密な泡が特長で、マッサージ後は洗顔料が不要で、これにより、一般的には夜に行うことが多いマッサージを、朝にも取り入れる新しい美容習慣を提案いたしました。

当事業に係る研究開発費は、8,380百万円であります。

(3) 工業用製品事業

油脂、界面活性剤、機能性高分子等における研究開発の成果をさらに深化させ、産業界の発展に寄与する工業用製品の研究開発を行っております。

油脂分野では、油脂アルコール製品において独自の触媒・プロセス技術の開発を進めております。また、情報材料及び機能材料の分野では、顧客のニーズにマッチした、高性能ポリエステル系トナーやインクジェットプリンターインク用色材及びハードディスク用研磨剤、優れた特性をもつ電子部品用洗浄剤、コンクリート用高性能減水剤などの研究開発をさらに進めました。

当事業に係る研究開発費は、7,984百万円であります。

7【財政状態及び経営成績の分析】

(1) 経営成績の分析

① 売上高及び営業利益

売上高は、モルトン・ブラウン社や㈱カネボウ化粧品の寄与と既存事業での成長により、前連結会計年度に対して26.8%、260,577百万円増加し、1,231,808百万円となりました。海外売上高の円安による為替変動の影響（対前連結会計年度＋19,298百万円）を除いた実質的な伸長率は24.8%でした。国内事業の売り上げは30.5%の伸びとなりました。家庭用製品では、消費者の変化、流通の変化、社会の変化に加えて、厳しい市場競争が続いていますが、高付加価値商品の発売や積極的なマーケティング活動により、売り上げは拡大しました。化粧品では、市場が横ばいに推移する中、㈱カネボウ化粧品の寄与などにより大幅に増え、ほぼ計画通りに推移しました。工業用製品では、注力製品の伸長により堅調に推移しました。海外事業の売り上げは、日本との一体運営に取り組んでいるアジアの家庭用製品が着実に回復しており、欧米家庭用製品と工業用製品は順調に推移し、17.2%の伸びとなりました。（為替変動の影響を除いた実質的な伸長率は＋10.1%）

売上原価は、前連結会計年度の427,734百万円から増加し、503,271百万円となりました。コストダウン活動を一層推進しましたが、売上数量の伸びに伴う増加のほかに、原材料価格が石油化学原料を中心に世界的に上昇したこと、さらに日本国内では、円安による輸入原材料の価格が上昇したことなどで増加しました。この結果、売上総利益は、前連結会計年度に対して34.0%、185,040百万円増加の728,536百万円となりました。

販売費及び一般管理費は、前連結会計年度に対して43.5%、184,317百万円増加し、607,678百万円となりました。㈱カネボウ化粧品が当社グループに加わったことと、それに伴うのれんの償却費及び同社から取得した商標権等の知的財産権の償却費の負担などの費用が加わりました。また、販売数量の伸びに伴う荷造発送費、新製品の上市や店頭での購買促進活動のための費用なども増加しました。

以上の結果、営業利益は、前連結会計年度の120,134百万円に対して0.6%増加の120,858百万円となりました。なお、㈱カネボウ化粧品関連の知的財産権及びのれんの償却費26,794百万円を控除する前の営業利益は147,653百万円となり前連結会計年度を24,916百万円上回りました。

② 営業外損益及び経常利益

営業外損益は、前連結会計年度の1,822百万円の収益（純額）から、681百万円の損失（純額）となりました。これは主に、借入金や社債など有利子負債が増えたことによる支払利息などの増加によるものです。

この結果、経常利益は、前連結会計年度に対して1.5%減少の120,176百万円となりました。

③ 特別損益及び税金等調整前当期純利益

特別損益は、前連結会計年度の5,048百万円の損失（純額）に対し、3,049百万円の損失（純額）となり、1,998百万円の改善となりました。固定資産の除売却損及び海外子会社での生産設備の一部についての減損損失を計上しました。

その結果、税金等調整前当期純利益は、前連結会計年度に対して0.2%増加の117,127百万円となりました。

④ 法人税等（法人税等調整額を含む。）

法人税等は、前連結会計年度の44,666百万円から、当連結会計年度は45,122百万円となりました。当連結会計年度において繰延税金資産の取り崩しにより増加しましたが、国内連結子会社が資産圧縮のため、その自己株式を当社から取得したことに伴い減少し、税効果会計適用後の法人税等の負担率は、前連結会計年度の38.2%から38.5%とほぼ横ばいに推移しました。

⑤ 当期純利益

当期純利益は、前連結会計年度に対して0.9%減少の70,527百万円となりました。1株当たり当期純利益は、当期純利益の減少により、前連結会計年度より1.17円減少し129.41円となりました。

なお、事業の種類別及び所在地別セグメントの売上高と営業利益の概況については、「1 業績等の概要 (1) 業績」に記載しております。

(2) 財政状態の分析

① 資産、負債及び資本の状況

総資産は、前連結会計年度末に比べて27,233百万円増加して、1,247,797百万円となりました。主な増加は、事業拡大及び期末日が金融機関の休業日による受取手形及び売掛金の増加29,376百万円や、有価証券の増加16,058百万円であり、主な減少は、減価償却に伴う無形固定資産の減少23,751百万円や、繰延税金資産の減少4,513百万円であります。

負債合計は、前連結会計年度末に比べて28,937百万円減少し、673,046百万円となりました。主な増加は、事業拡大及び期末日が金融機関の休業日による支払手形及び買掛金の増加13,651百万円や未払費用の増加9,845百万円であり、主な減少は、借入金など有利子負債の減少52,295百万円であります。当連結会計期間において、㈱カネボウ化粧品の株式等の取得資金としての短期借入金を、社債の発行や長期の借入金に置き換えました。なお、借入金と社債の当連結会計年度末残高は、355,709百万円となりました。

少数株主持分を含めた純資産は、前連結会計年度末に比べ56,170百万円増加の574,751百万円となりました。これは主に、当期純利益70,527百万円、主な減少は、配当金の支払い27,792百万円であります。この結果、1株当たり純資産額は、前連結会計年度末に比べて100.55円増加し、1,035.66円となり、自己資本比率は、41.8%から45.2%に上昇しました。

② キャッシュ・フローの状況

当連結会計年度における現金及び現金同等物（以下「資金」という。）は、営業活動によって得られた資金が順調に推移し、当社グループのグローバルな成長のための投資による支出並びに借入金等有利子負債の返済による支出がありましたが、前連結会計年度末に比べて20,627百万円増加し、当連結会計年度末には88,154百万円となりました。

（営業活動によるキャッシュ・フロー）

当連結会計年度において営業活動によって得られた資金は、164,977百万円（前連結会計年度は117,292百万円）となりました。税金等調整前当期純利益は117,127百万円（同116,908百万円）と順調に推移し、減価償却費は92,171百万円（同60,758百万円）となりました。一方、法人税等の支払いが42,269百万円（前連結会計年度は42,634百万円）であったほか、たな卸資産の増加3,189百万円（同4,592百万円の増加）、退職給付引当金の増加1,219百万円（同6,614百万円の減少）、前払年金費用の増加10,163百万円（同8,467百万円の増加）などがありました。

（投資活動によるキャッシュ・フロー）

当連結会計年度において投資活動に使用された資金は、63,227百万円（前連結会計年度は479,535百万円）となりました。これは主に国内外での新製品及び改良品の対応や生産能力の増強に伴う設備投資など有形固定資産の取得による支出49,588百万円（同49,528百万円）であります。

（財務活動によるキャッシュ・フロー）

当連結会計年度において財務活動に使用された資金は、83,665百万円（前連結会計年度は、財務活動によって得られた資金として356,721百万円）となりました。短期及び長期借入金の純減少額による支出154,319百万円（前連結会計年度は386,381百万円の収入）並びに社債の発行による収入99,676百万円（前連結会計年度は発生なし）、少数株主を含めた配当金の支払い29,146百万円（前連結会計年度は、24,573百万円）が主なものであります。

第３【設備の状況】

１【設備投資等の概要】

当連結会計年度の設備投資等の金額（有形固定資産のほか、無形固定資産、長期前払費用、繰延資産への投資を含む。金額には消費税等を含まない。）は、70,143百万円であり、事業の種類別セグメントごとの内訳は次のとおりであります。

家庭用製品事業	23,541百万円
化粧品事業	28,395
工業用製品事業	18,206
合計	70,143

家庭用製品事業では、国内で、新製品及び改良品の対応や生産能力の増強、物流拠点の整備及び情報システムの再構築などを行い、海外で、新製品及び改良品の対応や生産能力の増強などを行いました。

化粧品事業では、店頭での什器などを充実させました。

工業用製品事業では、事業拡大に対応するための生産能力の増強や一層のグローバル展開のための投資を行いました。特にフィリピンでは、油脂アルコールの需要増加に対応するために、プラントの能力を増強し、昨年12月に稼動させました。

また、標準化された情報システムの導入が、アジアに加え、欧米においても完了しグローバルな事業の一体運営を行うための情報システムの体制が整いました。

なお、設備投資に必要な資金は、自己資金を充当しておりますが、海外子会社の一部におきましては金融機関などからの借り入れを行っております。

2 【主要な設備の状況】

当社グループの主要な設備の当連結会計年度末における状況は、次のとおりであります。

(1) 提出会社

平成19年3月31日現在

事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	帳簿価額 建物及び構築物（百万円）	機械装置及び運搬具（百万円）	土地（百万円）（面積千㎡）	その他（百万円）	合計（百万円）	従業員数（人）
和歌山工場・研究所（和歌山県和歌山市）	家庭用製品 工業用製品	家庭用製品及び工業用製品生産設備、研究開発施設	13,998	21,666	778 (513)	2,132	38,574	1,580 [9]
東京工場・研究所・すみだ事業場（東京都墨田区）	家庭用製品 化粧品 工業用製品	家庭用製品及び化粧品生産設備、研究開発施設、その他設備	9,360	1,773	375 (43)	1,837	13,347	1,599 [55]
酒田工場（山形県酒田市）	家庭用製品	家庭用製品生産設備	1,010	1,188	503 (155)	195	2,898	136 [4]
川崎工場（神奈川県川崎市川崎区）	家庭用製品	家庭用製品生産設備	5,856	6,166	7,725 (100)	1,152	20,902	255 [3]
栃木工場・研究所（栃木県芳賀郡市貝町）	家庭用製品 工業用製品	家庭用製品及び工業用製品生産設備、研究開発施設	6,616	4,305	2,142 (246)	1,658	14,721	900 [24]
鹿島工場（茨城県神栖市）	家庭用製品 工業用製品	家庭用製品及び工業用製品生産設備、研究開発施設	7,627	7,819	6,506 (357)	964	22,918	309 [1]
豊橋工場（愛知県豊橋市）	家庭用製品	家庭用製品生産設備	1,297	1,740	6,280 (313)	101	9,420	105 [3]
愛媛サニタリープロダクツ㈱への貸与資産（愛媛県西条市）	家庭用製品	家庭用製品生産設備	1,626	2,613	962 (47)	315	5,517	－ [－]
川崎ロジスティクスセンター（神奈川県川崎市川崎区）	家庭用製品	家庭用製品物流設備	660	195	2,903 (26)	2	3,761	2 [－]
岩槻ロジスティクスセンター（埼玉県さいたま市岩槻区）	家庭用製品	家庭用製品物流設備	525	210	1,278 (17)	5	2,019	2 [－]
堺ロジスティクスセンター（大阪府堺市）	家庭用製品	家庭用製品物流設備	1,958	473	1,931 (36)	6	4,369	4 [－]

(2) 国内子会社

平成19年3月31日現在

会社名	事業所名（所在地）	事業の種類別セグメントの名称	設備の内容	帳簿価額 建物及び構築物（百万円）	機械装置及び運搬具（百万円）	土地（百万円）（面積千㎡）	その他（百万円）	合計（百万円）	従業員数（人）
花王販売㈱	本店ほか7支社（東京都中央区ほか）	家庭用製品	家庭用製品販売設備	4,007	1	14,341 (197) [5]	179	18,530	2,917 [705]
愛媛サニタリープロダクツ㈱	本社工場（愛媛県西条市）	家庭用製品	家庭用製品生産設備	－	－	－ (－) [47]	－	－	258 [36]
㈱カネボウ化粧品	小田原工場（神奈川県小田原市）	化粧品	化粧品生産設備	3,079	1,787	4,506 (61)	214	9,587	545 [83]
花王クエーカー㈱	豊橋工場（愛知県豊橋市）	工業用製品	鋳物製造用製品生産設備	139	74	－ (－) [28]	18	232	－ [－]

(3) 在外子会社

平成19年３月31日現在

会社名	事業所名 (所在地)	事業の種類別セグメントの名称	設備の内容	帳簿価額					従業員数 (人)
				建物及び構築物 (百万円)	機械装置及び運搬具 (百万円)	土地 (百万円) (面積千㎡)	その他 (百万円)	合計 (百万円)	
上海花王有限公司	上海工場 (中華人民共和国 上海)	家庭用製品	家庭用製品生産設備	1,153	2,266	— (—) [134]	166	3,586	253 [—]
Kao (Taiwan) Corporation	新竹工場・研究所 (台湾 新竹)	家庭用製品	家庭用製品生産設備及び研究開発施設	552	681	128 (58)	77	1,440	205 [—]
Pilipinas Kao, Incorporated	ハサーン工場 (フィリピン国ミサミスオリエンタル)	工業用製品	油脂アルコール等生産設備	123	7,499	— (—) [371]	863	10,987	141 [—]
Kao Industrial (Thailand) Co.,Ltd.	タイ工場 (タイ国チョンブリ)	家庭用製品 工業用製品	家庭用製品及び工業用製品生産設備、研究開発施設	4,408	6,877	950 (97)	150	4,801	547 (1)
Fatty Chemical (Malaysia) Sdn. Bhd.	本社工場 (マレーシア国ペナン)	工業用製品	油脂アルコール等生産設備	2,695	4,784	— (—) [105]	328	7,808	212 [1]
P.T. Kao Indonesia	本社工場 (インドネシア国 チカラン)	家庭用製品	家庭用製品生産設備	838	3,678	133 (—) [105]	328	7,808	212 [1]
Kao Brands Company	本社工場・研究所 (米国オハイオ州 シンシナティ)	家庭用製品	家庭用製品生産設備及び研究開発施設	1,642	2,847	32 (33)	515	5,038	453 [20]
Kao Chemicals Americas Corporation	本社工場 (米国ノースカロライナ州ハイポイント)	工業用製品	工業用界面活性剤、トナーバインダー等生産設備、研究開発施設	2,160	2,475	181 (232)	170	4,988	137 [—]
Kao Chemicals GmbH	本社工場 (ドイツ国エメリッヒ)	工業用製品	工業用界面活性剤等生産設備	780	5,579	138 (72)	396	6,895	186 [22]
Kao Corporation S.A.	オレッサ工場 (スペイン国バルセロナ)	工業用製品	工業用界面活性剤、香料、トナーバインダー等生産設備	4,279	2,268	366 (181)	155	7,069	122 [2]
Kao Corporation S.A.	モレ工場 (スペイン国バルセロナ)	工業用製品	工業用界面活性剤、香料等生産設備	2,124	1,868	147 (67)	76	4,216	91 [5]

(注) 1．帳簿価額のうち「その他」は、工具、器具及び備品と建設仮勘定であります。

2．従業員数の[ ]は、臨時従業員数を外書しております。

3．花王販売㈱は土地及び建物等を賃借しており、賃借料は年間で1,267百万円であります。土地の面積については、[ ]で外書しております。

貸与中の土地434百万円（8千㎡）、建物及び構築物69百万円を含んでおります。

4．提出会社は、愛媛サニタリープロダクツ㈱に、土地を含め、製造に必要なすべての設備を貸与しております。貸与中の土地については、愛媛サニタリープロダクツ㈱の土地の面積にも、[ ]で外書しております。
5．提出会社の豊橋工場の土地には、花王クエーカー㈱豊橋工場に貸与中の土地28千㎡を含んでおります。花王クエーカー㈱豊橋工場の土地の面積に、[ ]で外書しております。
6．提出会社の豊橋工場の従業員数には、花王クエーカー㈱豊橋工場の生産に従事している４名を含んでおります。
7．上海花王有限公司は土地を賃借しており、賃借料は年額17百万円であります。土地の面積については、[ ]で外書しております。
8．Pilipinas Kao, IncorporatedはΘ土地をMisamis Oriental Land Development Corporation（関連会社）より賃借しており、賃借料は年額２百万円であります。土地の面積については、[ ]で外書しております。
9．Fatty Chemical (Malaysia) Sdn. Bhd. は土地を賃借しており、賃借料は年額３百万円であります。土地の面積については、[ ]で外書しております。
10．Kao Chemicals Americas Corporationには、同一事業所内にある同社の子会社である High Point Textile Auxiliaries LLCとKao Specialties Americas LLC及びKao America Inc. の子会社であるHPC Realty, Inc. が含まれております。

3【設備の新設、除却等の計画】

当連結会計年度末現在における重要な設備の新設、拡充の計画は以下のとおりであります。

会社名 事業所名	所在地	事業の種類別セグメントの名称	設備の内容	投資予定金額		資金調達方法	着手及び完了予定年月		完成後の増加能力
				総額 (百万円)	既支払額 (百万円)		着手	完了	
当社和歌山工場ほか	和歌山県和歌山市ほか	家庭用製品	家庭用製品生産設備増強及び合理化	4,603	77	自己資金	平成18年1月	平成21年3月	－
当社鹿島工場及び和歌山工場ほか	茨城県神栖市及び和歌山県和歌山市ほか	工業用製品	工業用製品生産設備増強及び合理化	6,577	3,491	自己資金	平成17年7月	平成20年3月	－
当社栃木研究所ほか	栃木県芳賀郡市貝町ほか	家庭用製品	研究開発施設拡充	6,328	1,292	自己資金	平成17年7月	平成22年3月	－
当社堺ロジスティクスセンターほか	大阪府堺市ほか	家庭用製品	家庭用製品物流設備拡充及び整備	6,941	317	自己資金	平成17年10月	平成22年3月	－

（注）１．金額には、消費税等は含まれておりません。
２．経常的な設備の更新のための除売却を除き、重要な設備の除売却の計画はありません。
３．生産品目が多種多様にわたっているため、完成後の増加能力について算定が困難なものは、記載しておりません。

第４【提出会社の状況】

１【株式等の状況】

(1)　【株式の総数等】

①【株式の総数】

平成19年３月31日現在

種類	発行可能株式総数（株）
普通株式	1,000,000,000
計	1,000,000,000

②【発行済株式】

種類	事業年度末現在発行数（株） （平成19年３月31日）	提出日現在発行数（株） （平成19年６月28日）	上場証券取引所名又は 登録証券業協会名	内容
普通株式	549,443,701	549,443,701	東京証券取引所 市場第一部	――
計	549,443,701	549,443,701	――	――

(2)　【新株予約権等の状況】

新株予約権等の状況は、次のとおりであります。なお、新株予約権の数及び新株予約権の目的となる株式の数は、それぞれの定時株主総会決議又は取締役会決議により発行した新株予約権の数及び新株予約権の目的となる株式の数から、行使されたもの及び失効したものの数を減じております。

旧商法の規定に基づき発行した新株予約権は、次のとおりであります。

平成14年６月27日定時株主総会決議

	事業年度末現在 （平成19年３月31日）	提出日の前月末現在 （平成19年５月31日）
新株予約権の数（個）	318	262
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	318,000	262,000
新株予約権の行使時の払込金額（円）	2,955	同左
新株予約権の行使期間	自　平成16年７月１日 至　平成21年６月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　　2,955 資本組入額　1,478	同左
新株予約権の行使の条件	各新株予約権の一部行使は、その目的たる株式の数が当社の１単元の株式数の整数倍となる場合に限り、これを行うことができる。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左
代用払込みに関する事項	－	－
組織再編行為に伴う新株予約権の交付に関する事項	－	－

平成15年６月27日定時株主総会決議

	事業年度末現在 （平成19年３月31日）	提出日の前月末現在 （平成19年５月31日）
新株予約権の数（個）	422	365
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	422,000	365,000
新株予約権の行使時の払込金額（円）	2,372	同左
新株予約権の行使期間	自　平成17年７月１日 至　平成22年６月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　　2,372 資本組入額　1,186	同左
新株予約権の行使の条件	各新株予約権の一部行使は、その目的たる株式の数が当社の１単元の株式数の整数倍となる場合に限り、これを行うことができる。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左
代用払込みに関する事項	－	－
組織再編行為に伴う新株予約権の交付に関する事項	－	－

平成16年６月29日定時株主総会決議

	事業年度末現在 （平成19年３月31日）	提出日の前月末現在 （平成19年５月31日）
新株予約権の数（個）	979	938
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	979,000	938,000
新株予約権の行使時の払込金額（円）	2,695	同左
新株予約権の行使期間	自　平成18年７月１日 至　平成23年６月30日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　　2,695 資本組入額　1,348	同左
新株予約権の行使の条件	各新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左
代用払込みに関する事項	－	－
組織再編行為に伴う新株予約権の交付に関する事項	－	－

平成17年６月29日定時株主総会決議

	事業年度末現在 (平成19年３月31日)	提出日の前月末現在 (平成19年５月31日)
新株予約権の数（個）	1,158	1,158
新株予約権のうち自己新株予約権の数（個）	―	―
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	1,158,000	1,158,000
新株予約権の行使時の払込金額（円）	2,685	同左
新株予約権の行使期間	自　平成19年７月１日 至　平成24年６月29日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）	発行価格　　2,685 資本組入額　1,343	同左
新株予約権の行使の条件	各新株予約権の一部行使はできないものとする。	同左
新株予約権の譲渡に関する事項	新株予約権を譲渡するには、当社取締役会の承認を要する。	同左
代用払込みに関する事項	―	―
組織再編行為に伴う新株予約権の交付に関する事項	―	―

会社法の規定に基づき発行した新株予約権は、次のとおりであります。
平成18年5月22日、平成18年8月25日及び平成18年9月28日取締役会決議

	事業年度末現在 （平成19年3月31日）	提出日の前月末現在 （平成19年5月31日）
新株予約権の数（個）	12	12
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	12,000	12,000
新株予約権の行使時の払込金額（円）	1	同左
新株予約権の行使期間	自　平成20年7月1日 至　平成25年6月28日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）　（注）1	発行価格　2,933 資本組入額　1,467	同左
新株予約権の行使の条件	1個の新株予約権をさらに分割して行使することはできないものとする。	同左
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	同左
代用払込みに関する事項	－	－
組織再編行為に伴う新株予約権の交付に関する事項	（注）2	同左

（注）1．発行価格は、本新株予約権の払込金額1株当たり2,932円と行使時の払込金額1株当たり1円を合算しております。なお、本新株予約権は、当社取締役を兼務しない当社執行役員に対して付与されたものであり、本新株予約権の払込金額1株当たり2,932円については、当社執行役員の報酬債権の対当額をもって相殺されました。

2．当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

ⅰ．交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ⅱ．新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

ⅲ．新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、次に準じて決定する。
新株予約権の目的である株式の種類は当社普通株式とし、新株予約権1個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

調整後付与株式数は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後付与株式数は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

ⅳ. 新株予約権の行使に際して出資される財産の価額

交付される各新株予約権の行使に際して出資される財産の価額は、再編後払込金額に前記 ⅲ に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。再編後払込金額は、交付される各新株予約権を行使することにより交付を受けることができる再編対象会社の株式1株当たり1円とする。

ⅴ. 新株予約権を行使することができる期間

新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、新株予約権を行使することができる期間の末日までとする。

ⅵ. 新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

次に準じて決定する。

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額に2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記 (1) に記載の資本金等増加限度額から上記 (1) に定める増加する資本金の額を減じて得た額とする。

ⅶ. 譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

ⅷ. 新株予約権の取得事由及び条件

次に準じて決定する。

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

ⅸ. その他の新株予約権の行使の条件

次に準じて決定する。

(1) 新株予約権者は、当社及び当社が直接または間接に40%以上の株式を有する会社の役員及び使用人の地位をすべて喪失した場合は、当該地位喪失の日から2年後の応当日までの間に限り、新株予約権を行使することができる。ただし、新株予約権を行使することができる期間内に限るものとする。

(2) 1個の新株予約権をさらに分割して行使することはできないものとする。

平成18年6月29日定時株主総会決議並びに平成18年8月25日及び平成18年9月28日取締役会決議

	事業年度末現在 (平成19年3月31日)	提出日の前月末現在 (平成19年5月31日)
新株予約権の数(個)	26	26
新株予約権のうち自己新株予約権の数(個)	—	—
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数(株)	26,000	26,000
新株予約権の行使時の払込金額(円)	1	同左
新株予約権の行使期間	自　平成20年7月1日 至　平成25年6月28日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額(円)　(注)1	発行価格　2,933 資本組入額　1,467	同左
新株予約権の行使の条件	1個の新株予約権をさらに分割して行使することはできないものとする。	同左
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	同左
代用払込みに関する事項	—	—
組織再編行為に伴う新株予約権の交付に関する事項	(注)2	同左

(注) 1. 発行価格は、本新株予約権の払込金額1株当たり2,932円と行使時の払込金額1株当たり1円を合算しております。なお、本新株予約権は当社取締役に対して付与されたものであり、本新株予約権の払込金額1株当たり2,932円については、当社取締役の報酬債権の対当額をもって相殺されました。

2. 当社が、合併(当社が合併により消滅する場合に限る。)、吸収分割、新設分割、株式交換または株式移転(以上を総称して以下、「組織再編行為」という。)をする場合において、組織再編行為の効力発生日において残存する新株予約権(以下、「残存新株予約権」という。)の新株予約権者に対し、それぞれの場合につき、会社法第236条第1項第8号イからホまでに掲げる株式会社(以下、「再編対象会社」という。)の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

i. 交付する再編対象会社の新株予約権の数
残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ii. 新株予約権の目的である再編対象会社の株式の種類
再編対象会社の普通株式とする。

iii. 新株予約権の目的である再編対象会社の株式の数
組織再編行為の条件等を勘案の上、次に準じて決定する。
新株予約権の目的である株式の種類は当社普通株式とし、新株予約権1個当たりの目的である株式の数(以下、「付与株式数」という。)は1,000株とする。ただし、新株予約権を割り当てる日(以下、「割当日」という。)後、当社普通株式の株式分割(当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。)、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる1株未満の端数は、これを切り捨てるものとする。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

調整後付与株式数は、株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後付与株式数は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

ⅳ．新株予約権の行使に際して出資される財産の価額

交付される各新株予約権の行使に際して出資される財産の価額は、再編後払込金額に前記 ⅲ に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。再編後払込金額は、交付される各新株予約権を行使することにより交付を受けることができる再編対象会社の株式1株当たり1円とする。

ⅴ．新株予約権を行使することができる期間

新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、新株予約権を行使することができる期間の末日までとする。

ⅵ．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

次に準じて決定する。

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第1項の規定に従い算出される資本金等増加限度額に2分の1を乗じて得た額とし、計算の結果生じる1円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記 (1) に記載の資本金等増加限度額から上記 (1) に定める増加する資本金の額を減じて得た額とする。

ⅶ．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

ⅷ．新株予約権の取得事由及び条件

次に準じて決定する。

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

ⅸ．その他の新株予約権の行使の条件

次に準じて決定する。

(1) 新株予約権者は、当社及び当社が直接または間接に40％以上の株式を有する会社の役員及び使用人の地位をすべて喪失した場合は、当該地位喪失の日から2年後の応当日までの間に限り、新株予約権を行使することができる。ただし、新株予約権を行使することができる期間内に限るものとする。

(2) 1個の新株予約権をさらに分割して行使することはできないものとする。

平成18年６月29日定時株主総会決議並びに平成18年８月25日及び平成18年９月28日取締役会決議

	事業年度末現在 （平成19年３月31日）	提出日の前月末現在 （平成19年５月31日）
新株予約権の数（個）	437	437
新株予約権のうち自己新株予約権の数（個）	－	－
新株予約権の目的となる株式の種類	普通株式	同左
新株予約権の目的となる株式の数（株）	437,000	437,000
新株予約権の行使時の払込金額（円）	3,211	同左
新株予約権の行使期間	自　平成20年７月１日 至　平成25年６月28日	同左
新株予約権の行使により株式を発行する場合の株式の発行価格及び資本組入額（円）　（注）１	発行価格　3,211 資本組入額　1,606	同左
新株予約権の行使の条件	１個の新株予約権をさらに分割して行使することはできないものとする。	同左
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。	同左
代用払込みに関する事項	－	－
組織再編行為に伴う新株予約権の交付に関する事項	（注）２	同左

（注）１．本新株予約権は、当社使用人並びに関係会社の取締役及び使用人に対して付与されたものであり、これらに対する本新株予約権の払込金額は無償であるため、発行価格は、行使時の払込金額と同額であります。

２．当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第１項第８号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新設分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

ⅰ．交付する再編対象会社の新株予約権の数

残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ⅱ．新株予約権の目的である再編対象会社の株式の種類

再編対象会社の普通株式とする。

ⅲ．新株予約権の目的である再編対象会社の株式の数

組織再編行為の条件等を勘案の上、次に準じて決定する。

新株予約権の目的である株式の種類は当社普通株式とし、新株予約権１個当たりの目的である株式の数（以下、「付与株式数」という。）は1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。以下、株式分割の記載につき同じ。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとする。調整後付与株式数を適用する日については、下記※の規定を準用する。

調整後付与株式数 ＝ 調整前付与株式数 × 分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

また、付与株式数の調整を行うときは、当社は調整後付与株式数を適用する日の前日までに、必要な事項を新株予約権原簿に記載された各新株予約権を保有する者（以下、「新株予約権者」という。）に通知または公告する。ただし、当該適用の日の前日までに通知または公告を行うことができない場合には、以後速やかに通知または公告するものとする。

※株式分割の場合は、当該株式分割の基準日の翌日以降、株式併合の場合は、その効力発生日以降、これを適用する。ただし、剰余金の額を減少して資本金または準備金を増加する議案が当社株主総会において承認されることを条件として株式分割が行われる場合で、当該株主総会の終結の日以前の日を株式分割のための基準日とする場合は、調整後行使価額は、当該株主総会の終結の日の翌日以降、当該基準日の翌日に遡及してこれを適用する。

ⅳ．新株予約権の行使に際して出資される財産の価額

交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案の上、次で定められる行使価額を調整して得られる再編後払込金額に前記 ⅲ に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。

各新株予約権の行使に際して出資される財産の価額は、新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。行使価額は、新株予約権の割当日の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。以下同じ。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。以下同じ。）の平均値に 1.05を乗じて得た金額とし、１円未満の端数は切り上げる。ただし、その金額が割当日の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。

ⅴ．新株予約権を行使することができる期間

新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、新株予約権を行使することができる期間の末日までとする。

ⅵ．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

次に準じて決定する。

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第１項の規定に従い算出される資本金等増加限度額に２分の１を乗じて得た額とし、計算の結果生じる１円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記 (1) に記載の資本金等増加限度額から上記 (1) に定める増加する資本金の額を減じて得た額とする。

ⅶ．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

ⅷ．新株予約権の取得事由及び条件

次に準じて決定する。

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要の場合は、当社取締役会決議がなされた場合。）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

(3) 【ライツプランの内容】
該当事項はありません。

(4) 【発行済株式総数、資本金等の推移】

年月日	発行済株式総数増減数（千株）	発行済株式総数残高（千株）	資本金増減額（百万円）	資本金残高（百万円）	資本準備金増減額（百万円）	資本準備金残高（百万円）
平成15年３月31日（注）１	14	599,443	9	85,424	9	108,888
平成16年３月31日	－	599,443	－	85,424	－	108,888
平成17年３月31日（注）２	△50,000	549,443	－	85,424	－	108,888
平成18年３月31日	－	549,443	－	85,424	－	108,888
平成19年３月31日	－	549,443	－	85,424	－	108,888

（注）１．転換社債の転換（自　平成14年４月１日　至　平成15年３月31日）
２．自己株式の消却（平成16年５月14日 25,000千株、平成17年３月８日 25,000千株）

(5) 【所有者別状況】

平成19年３月31日現在

区分	株式の状況（１単元の株式数1,000株）								単元未満株式の状況（株）
	政府及び地方公共団体	金融機関	証券会社	その他の法人	外国法人等		個人その他	計	
					個人以外	個人			
株主数（人）	－	281	38	706	545	13	25,733	27,316	－
所有株式数（単元）	－	167,608	17,092	22,113	266,332	34	70,442	543,621	5,822,701
所有株式数の割合（％）	－	30.83	3.14	4.07	48.99	0.01	12.96	100.00	－

（注）１．自己株式3,793,468株は、「個人その他」に3,793単元及び「単元未満株式の状況」に468株を含めて記載しております。

２．「その他の法人」及び「単元未満株式の状況」の欄には、株式会社証券保管振替機構名義の株式が、それぞれ21単元及び700株含まれております。

(6) 【大株主の状況】

平成19年3月31日現在

氏名又は名称	住所	所有株式数(千株)	発行済株式総数に対する所有株式数の割合(%)
日本トラスティ・サービス信託銀行株式会社(信託口)	東京都中央区晴海1丁目8番11号	25,542	4.64
ステート ストリート バンク アンド トラスト カンパニー 505103 (常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室)	P.O. BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A. (東京都中央区日本橋兜町6番7号)	24,266	4.41
モックスレイ・アンド・カンパニー (常任代理人 株式会社三井住友銀行)	270 PARK AVENUE NEW YORK, NY 10017-2070 U.S.A. (東京都千代田区丸の内1丁目3番2号)	23,617	4.29
日本マスタートラスト信託銀行株式会社(信託口)	東京都港区浜松町2丁目11番3号	21,645	3.93
東京海上日動火災保険株式会社	東京都千代田区丸の内1丁目2－1	17,402	3.16
全国共済農業協同組合連合会 (常任代理人 日本マスタートラスト信託銀行株式会社)	東京都千代田区平河町2丁目7番9号 (東京都港区浜松町2丁目11番3号)	16,642	3.02
日本生命保険相互会社	東京都千代田区丸の内1丁目6番6号	15,200	2.76
ステート ストリート バンク アンド トラスト カンパニー (常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室)	P.O. BOX 351 BOSTON MASSACHUSETTS 02101 U.S.A. (東京都中央区日本橋兜町6番7号)	15,032	2.73
ザ チェース マンハッタン バンク エヌエイ ロンドン エス エル オムニバス アカウント (常任代理人 株式会社みずほコーポレート銀行兜町証券決済業務室)	WOOLGATE HOUSE, COLEMAN STREET LONDON EC2P 2HD, ENGLAND (東京都中央区日本橋兜町6番7号)	11,609	2.11
メロン バンク エヌエー アズ エージェント フォー イッツ クライアント メロン オムニバス ユーエス ペンション (常任代理人 香港上海銀行東京支店)	ONE BOSTON PLACE BOSTON, MA 02108 (東京都中央区日本橋3丁目11番1号)	11,223	2.04
計	――	182,181	33.15

(注) 1. 上記の株主の所有株式数には、信託業務または株式保管業務に係る株式数が含まれている場合があります。

2．モルガン・スタンレー証券株式会社及びその共同保有者であるモルガン・スタンレー・インベストメント・マネジメント・インクほか9社から平成19年1月12日付の大量保有報告書に関する変更報告書の写しの送付があり、平成19年1月4日現在で以下の株券等を保有している旨の報告を受けておりますが、当社として当事業年度末における実質保有株式数の確認ができないため、上記の大株主の状況には含めておりません。なお、同変更報告書の写しの内容は以下のとおりであります。

氏名又は名称	住所	保有株券等の数（千株）	株券等保有割合（%）
モルガン・スタンレー証券株式会社	東京都渋谷区恵比寿四丁目２０番３号　恵比寿ガーデンプレイスタワー	－	－
モルガン・スタンレー・インベストメント・マネジメント・インクほか6社	1221 Avenue of the Americas, New York, NY 10020, USAほか	46,617	8.48

3．エムエフエス・インベストメント・マネジメント株式会社及びその共同保有者であるマサチューセッツ・ファイナンシャル・サービセズ・カンパニーから平成19年3月23日付の大量保有報告書の写しの送付があり、平成19年3月15日現在で以下の株券等を保有する旨の報告を受けておりますが、当社として当事業年度末における実質保有株式数の確認ができないため、上記の大株主の状況には含めておりません。
なお、同大量保有報告書の写しの内容は以下のとおりであります。

氏名又は名称	住所	保有株券等の数（千株）	株券等保有割合（%）
エムエフエス・インベストメント・マネジメント株式会社	東京都千代田区霞が関一丁目４番２号　大同生命霞が関ビル	31	0.01
マサチューセッツ・ファイナンシャル・サービセズ・カンパニー	500 Boylston Street, Boston, Massachusetts, 02116 U.S.A.	30,895	5.62

(7) 【議決権の状況】

①【発行済株式】

平成19年３月31日現在

区分	株式数（株）	議決権の数（個）	内容
無議決権株式	－	－	－
議決権制限株式（自己株式等）	－	－	－
議決権制限株式（その他）	－	－	－
完全議決権株式（自己株式等）	（自己保有株式） 普通株式　3,793,000	－	－
完全議決権株式（その他）（注）	普通株式　539,828,000	539,807	－
単元未満株式	普通株式　5,822,701	－	1単元（1,000株）未満の株式
発行済株式総数	549,443,701	－	－
総株主の議決権	－	539,807	－

（注）「完全議決権株式（その他）」の株式数の欄には、株式会社証券保管振替機構名義の株式が 21,000株含まれておりますが、「議決権の数」の欄には同機構名義の議決権 21個は含まれておりません。

②【自己株式等】

平成19年３月31日現在

所有者の氏名又は名称	所有者の住所	自己名義所有株式数（株）	他人名義所有株式数（株）	所有株式数の合計（株）	発行済株式総数に対する所有株式数の割合（%）
花王株式会社	東京都中央区日本橋茅場町１－14－10	3,793,000	－	3,793,000	0.69
計	――	3,793,000	－	3,793,000	0.69

(8) 【ストックオプション制度の内容】

当社はストックオプション制度を採用しております。当該制度は、旧商法に基づき当社が自己株式を買い付け、株式譲渡請求権を付与する方法並びに旧商法及び会社法に基づき新株予約権を発行する方法によるものであります。

当該制度の内容は以下のとおりであります。

(平成13年6月28日定時株主総会決議)

旧商法に基づき、当社取締役に対してストックオプションを付与することを、平成13年6月28日開催の第95期定時株主総会において決議されたものであります。

決議年月日	平成13年6月28日
付与対象者の区分及び人数	当社取締役　18名
株式の種類	普通株式
株式の数	168,000株 (注) 1 (1人7千株から25千株までの範囲)
発行価額	3,275円 (注) 2
権利行使期間	平成15年7月28日～平成20年7月25日
権利行使についての条件	①権利を付与された者は、取締役の地位を失った後もストックオプション付与契約に定めるところにより権利を行使することができる。 ②権利を付与された者が死亡した場合は、相続人がストックオプション付与契約に定めるところにより権利を行使することができる。 ③付与された権利の譲渡、担保権の設定は認めない。 ④その他、権利行使の条件は、ストックオプション付与契約に定めるところによる。

(注) 1. 株式の分割または併合が行われる場合には、譲渡する株式の数は分割または併合の比率に応じ調整される。

2. 譲渡価額を記載している。時価を下回る払込金額で新株式を発行(転換社債の転換及び新株引受権の権利行使の場合を除く。)する場合は、次の算式により譲渡価額を調整し、調整により生ずる1円未満の端数は切り上げる。

$$\text{調整後譲渡価額} = \text{調整前譲渡価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

また、株式の分割または併合が行われる場合には、譲渡価額は分割または併合の比率に応じ調整され、調整により生ずる1円未満の端数は切り上げる。

なお、平成19年3月31日現在、本ストックオプションの付与対象者の人数は6名、株式の数は75,000株であり、平成19年5月31日現在も同様であります。

(平成14年６月27日定時株主総会決議及び取締役会決議)

旧商法に基づき、当社及び関係会社の取締役並びに使用人に対して新株予約権を発行することを、平成14年６月27日開催の第96期定時株主総会及び取締役会において決議されたものであります。

決議年月日	平成14年６月27日
付与対象者の区分及び人数	当社取締役　　11名 当社使用人　　31名 関係会社取締役　４名
新株予約権の目的となる株式の種類	普通株式
株式の数	540,000株（注）１
新株予約権の行使時の払込金額	2,955円（注）２
新株予約権の行使期間	「（2）新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	―
組織再編行為に伴う新株予約権の交付に関する事項	―

（注）１．当社普通株式の分割または併合が行われる場合には、付与株式数（新株予約権１個当たりの目的たる株式の数である1,000株とする。）は当該株式の分割または併合の比率に応じ調整され、株式の数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整される。

２．当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生ずる１円未満の端数は切り上げる。ただし、新株予約権の行使、当社第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡及び既に発行されている転換社債の転換の場合は、行使価額の調整は行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社の発行済株式の総数から当社が保有する自己株式数を控除した数とし、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

また、当社普通株式の分割または併合が行われる場合には、行使価額は当該株式の分割または併合の比率に応じ調整され、調整により生ずる１円未満の端数は切り上げる。

なお、本ストックオプションの付与対象者の人数は平成19年３月31日現在26名であり、平成19年５月31日現在23名であります。株式の数は「（2）新株予約権等の状況」に記載しております。

（平成15年６月27日定時株主総会決議及び取締役会決議）

旧商法に基づき、当社及び関係会社の取締役並びに使用人に対して新株予約権を発行することを、平成15年６月27日開催の第97期定時株主総会及び取締役会において決議されたものであります。

決議年月日	平成15年６月27日
付与対象者の区分及び人数	当社取締役　　11名 当社使用人　　81名 関係会社取締役　３名
新株予約権の目的となる株式の種類	普通株式
株式の数	1,052,000株（注）１
新株予約権の行使時の払込金額	2,372円（注）２
新株予約権の行使期間	「(2) 新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	－
組織再編行為に伴う新株予約権の交付に関する事項	－

（注）１．当社普通株式の分割または併合が行われる場合には、付与株式数（新株予約権１個当たりの目的たる株式の数である1,000株とする。）は当該株式の分割または併合の比率に応じ調整され、株式の数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整される。

２．当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生ずる１円未満の端数は切り上げる。ただし、新株予約権の行使、当社第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡及び既に発行されている転換社債の転換の場合は、行使価額の調整は行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社の発行済株式の総数から当社が保有する自己株式数を控除した数とし、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

また、当社普通株式の分割または併合が行われる場合には、行使価額は当該株式の分割または併合の比率に応じ調整され、調整により生ずる１円未満の端数は切り上げる。

なお、本ストックオプションの付与対象者の人数は平成19年３月31日現在50名であり、平成19年５月31日現在48名であります。株式の数は「(2) 新株予約権等の状況」に記載しております。

（平成16年６月29日定時株主総会決議及び取締役会決議）

旧商法に基づき、当社及び関係会社の取締役並びに使用人に対して新株予約権を発行することを、平成16年６月29日開催の第98期定時株主総会及び取締役会において決議されたものであります。

決議年月日	平成16年６月29日
付与対象者の区分及び人数	当社取締役　13名 当社使用人　89名 関係会社取締役　５名
新株予約権の目的となる株式の種類	普通株式
株式の数	1,163,000株（注）１
新株予約権の行使時の払込金額	2,695円（注）２
新株予約権の行使期間	「(2) 新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	－
組織再編行為に伴う新株予約権の交付に関する事項	－

（注）１．当社普通株式の分割または併合が行われる場合には、付与株式数（新株予約権１個当たりの目的たる株式の数である1,000株とする。）は当該株式の分割または併合の比率に応じ調整され、株式の数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整される。

２．当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生ずる１円未満の端数は切り上げる。ただし、新株予約権の行使、当社第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、既に発行されている転換社債の転換及び単元未満株式の売り渡し請求に基づく自己株式の譲渡の場合は、行使価額の調整は行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社の発行済株式の総数から当社が保有する自己株式数を控除した数とし、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

また、当社普通株式の分割または併合が行われる場合には、行使価額は当該株式の分割または併合の比率に応じ調整され、調整により生ずる１円未満の端数は切り上げる。

なお、本ストックオプションの付与対象者の人数は平成19年３月31日現在99名であり、平成19年５月31日現在97名であります。株式の数は「(2) 新株予約権等の状況」に記載しております。

（平成17年６月29日定時株主総会決議及び取締役会決議）

旧商法に基づき、当社及び関係会社の取締役並びに使用人に対して新株予約権を発行することを、平成17年６月29日開催の第99期定時株主総会及び取締役会において決議されたものであります。

決議年月日	平成17年６月29日
付与対象者の区分及び人数	当社取締役　　13名 当社使用人　　90名 関係会社取締役　５名
新株予約権の目的となる株式の種類	普通株式
株式の数	1,167,000株（注）１
新株予約権の行使時の払込金額	2,685円　（注）２
新株予約権の行使期間	「（2）新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	－
組織再編行為に伴う新株予約権の交付に関する事項	－

（注）１．当社普通株式の分割または併合が行われる場合には、付与株式数（新株予約権１個当たりの目的たる株式の数である1,000株とする。）は当該株式の分割または併合の比率に応じ調整され、株式の数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整される。

２．当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生ずる１円未満の端数は切り上げる。ただし、新株予約権の行使、平成13年６月28日開催の当社第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、既に発行されている転換社債の転換、単元未満株式の売り渡し請求に基づく自己株式の譲渡及び株式交換による当社の所有する自己株式の移転の場合は、行使価額の調整は行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社の発行済株式の総数から当社が保有する自己株式数を控除した数とし、自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

また、当社普通株式の分割または併合が行われる場合には、行使価額は当該株式の分割または併合の比率に応じ調整され、調整により生ずる１円未満の端数は切り上げる。

なお、本ストックオプションの付与対象者の人数は平成19年３月31日現在107名であり、平成19年５月31日現在も同様であります。株式の数は「（2）新株予約権等の状況」に記載しております。

（平成18年５月22日、平成18年８月25日及び平成18年９月28日取締役会決議）

会社法に基づき、当社取締役を兼務しない当社執行役員に対して株式報酬型ストックオプションとしての新株予約権を発行することを、平成18年５月22日、平成18年８月25日及び平成18年９月28日開催の取締役会において決議されたものであります。

決議年月日	平成18年５月22日、平成18年８月25日及び平成18年９月28日
付与対象者の区分及び人数	当社取締役を兼務しない当社執行役員　12名
新株予約権の目的となる株式の種類	普通株式
株式の数	12,000株（注）
新株予約権の行使時の払込金額	１円
新株予約権の行使期間	「（2）新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	―
組織再編行為に伴う新株予約権の交付に関する事項	「（2）新株予約権等の状況」に記載しております。

（注）当社普通株式の分割または併合等が行われる場合には、付与株式数（新株予約権１個当たりの目的たる株式の数である1,000株とする。）は当該株式の分割または併合等の比率に応じ調整され、株式の数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整される。

（平成18年６月29日定時株主総会決議並びに平成18年８月25日及び平成18年９月28日取締役会決議）

会社法に基づき、当社取締役に対して株式報酬型ストックオプションとしての新株予約権を発行することを、平成18年６月29日開催の第100期定時株主総会並びに平成18年８月25日及び平成18年９月28日開催の取締役会において決議されたものであります。

決議年月日	平成18年６月29日、平成18年８月25日及び平成18年９月28日
付与対象者の区分及び人数	当社取締役 14名
新株予約権の目的となる株式の種類	普通株式
株式の数	26,000株（注）
新株予約権の行使時の払込金額	１円
新株予約権の行使期間	「（2）新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	―
組織再編行為に伴う新株予約権の交付に関する事項	「（2）新株予約権等の状況」に記載しております。

（注）当社普通株式の分割または併合等が行われる場合には、付与株式数（新株予約権１個当たりの目的たる株式の数である1,000株とする。）は当該株式の分割または併合等の比率に応じ調整され、株式の数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整される。

（平成18年６月29日定時株主総会決議並びに平成18年８月25日及び平成18年９月28日取締役会決議）

会社法に基づき、当社使用人並びに関係会社の取締役及び使用人に対してストックオプションとしての新株予約権を発行することを、平成18年６月29日開催の第100期定時株主総会並びに平成18年８月25日及び平成18年９月28日開催の取締役会において決議されたものであります。

決議年月日	平成18年６月29日、平成18年８月25日及び平成18年９月28日
付与対象者の区分及び人数	当社使用人　79名 関係会社取締役　４名
新株予約権の目的となる株式の種類	普通株式
株式の数	437,000株（注）１
新株予約権の行使時の払込金額	3,211円（注）２
新株予約権の行使期間	「(2) 新株予約権等の状況」に記載しております。
新株予約権の行使の条件	同上
新株予約権の譲渡に関する事項	同上
代用払込みに関する事項	－
組織再編行為に伴う新株予約権の交付に関する事項	「(2) 新株予約権等の状況」に記載しております。

（注）１．当社普通株式の分割または併合等が行われる場合には、付与株式数（新株予約権１個当たりの目的たる株式の数である1,000株とする。）は当該株式の分割または併合等の比率に応じ調整され、株式の数は、当該調整後の付与株式数に新株予約権の総数を乗じた数に調整される。

２．当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生じる１円未満の端数は切り上げる。ただし、当社普通株式に転換される証券もしくは転換できる証券の転換、当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使、平成13年６月28日開催の第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、単元未満株主の単元未満株式売渡請求に基づく自己株式の譲渡及び株式交換による自己株式の移転の場合は、いずれも行使価額の調整を行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社普通株式にかかる発行済株式の総数から当社普通株式にかかる自己株式数を控除して得た数とし、当社普通株式にかかる自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

さらに、上記のほか、割当日後、当社が資本金の額の減少を行う場合等、行使価額の調整を必要とするやむを得ない事由が生じたときは、かかる資本金の額の減少の条件等を勘案の上、合理的な範囲で行使価額を調整するものとする。

また、割当日後、当社普通株式の株式の分割または株式の併合が行われる場合には、行使価額は当該株式の分割または株式の併合の比率に応じ調整され、調整により生じる１円未満の端数は切り上げる。

（平成19年６月28日定時株主総会決議）

会社法に基づき、当社使用人並びに関係会社の取締役及び使用人に対してストックオプションとして発行する新株予約権の募集事項の決定を当社取締役会に委任することを、平成19年６月28日開催の第101期定時株主総会において決議されたものであります。

決議年月日	平成19年６月28日
付与対象者の区分及び人数	当社使用人並びに関係会社の取締役及び使用人。なお、人数については今後開催される当社取締役会において決定する。
新株予約権の目的となる株式の種類	普通株式
株式の数	500,000株を上限とする。（注）１
新株予約権の行使時の払込金額	（注）２
新株予約権の行使期間	平成21年９月１日～平成26年８月29日
新株予約権の行使の条件	今後開催される当社取締役会において決定する。
新株予約権の譲渡に関する事項	譲渡による新株予約権の取得については、当社取締役会の決議による承認を要する。
代用払込みに関する事項	－
組織再編行為に伴う新株予約権の交付に関する事項	（注）３

（注）１．新株予約権１個当たりの目的たる株式の数（以下、「付与株式数」という。）は、1,000株とする。ただし、新株予約権を割り当てる日（以下、「割当日」という。）後、当社普通株式の株式分割（当社普通株式の無償割当てを含む。）、または株式併合が行われる場合には、付与株式数を次の算式により調整し、調整の結果生じる１株未満の端数は、これを切り捨てるものとし、新株予約権の目的たる株式の総数は、当該調整後の付与株式数に新株予約権の総数を乗じて得た数を上限とする。

調整後付与株式数＝調整前付与株式数×分割・併合の比率

上記のほか、割当日後、付与株式数の調整を必要とするやむを得ない事由が生じたときは、合理的な範囲で付与株式数を調整する。

２．各新株予約権の行使に際して払い込みをなすべき金額は、新株予約権を行使することにより交付を受けることができる株式１株当たりの払込金額（以下、「行使価額」という。）に付与株式数を乗じて得た金額とする。

行使価額は、新株予約権の割当日の翌日に先立つ45取引日目に始まる30取引日（取引が成立しない日を除く。）の東京証券取引所における当社普通株式の普通取引の終値（気配表示を含む。）の平均値に 1.05を乗じて得た金額とし、１円未満の端数は切り上げる。ただし、その金額が割当日の東京証券取引所における当社普通株式の普通取引の終値を下回る場合は、当該終値を行使価額とする。

なお、割当日後、当社普通株式につき時価を下回る価額で新株の発行または自己株式の処分を行う場合は、次の算式により行使価額を調整し、調整により生じる１円未満の端数は切り上げる。ただし、当社普通株式に転換される証券もしくは転換できる証券の転換、当社普通株式の交付を請求できる新株予約権（新株予約権付社債に付されたものを含む。）の行使、平成13年６月28日開催の第95期定時株主総会の決議に基づき当社が取得した自己株式のストックオプションの権利者への譲渡、単元未満株主の単元未満株式売渡請求に基づく自己株式の譲渡及び株式交換による自己株式の移転の場合は、いずれも行使価額の調整を行わない。

$$\text{調整後行使価額} = \text{調整前行使価額} \times \frac{\text{既発行株式数} + \dfrac{\text{新規発行株式数} \times \text{1株当たり払込金額}}{\text{時価}}}{\text{既発行株式数} + \text{新規発行株式数}}$$

上記の算式において、「既発行株式数」とは、当社普通株式にかかる発行済株式の総数から当社普通株式にかかる自己株式数を控除して得た数とし、当社普通株式にかかる自己株式の処分を行う場合には、「新規発行株式数」を「処分する自己株式数」に読み替えるものとする。

さらに、上記のほか、割当日後、当社が資本金の額の減少を行う場合等、行使価額の調整を必要とするやむを得ない事由が生じたときは、かかる資本金の額の減少の条件等を勘案の上、合理的な範囲で行使価額を調整するものとする。

また、割当日後、当社普通株式の株式分割または株式併合が行われる場合には、行使価額は当該株式分割または株式併合の比率に応じ比例的に調整されるものとし、調整により生じる１円未満の端数は切り上げる。

３．当社が、合併（当社が合併により消滅する場合に限る。）、吸収分割、新設分割、株式交換または株式移転（以上を総称して以下、「組織再編行為」という。）をする場合において、組織再編行為の効力発生日において残存する新株予約権（以下、「残存新株予約権」という。）の新株予約権者に対し、それぞれの場合につき、会社法第236条第１項第８号イからホまでに掲げる株式会社（以下、「再編対象会社」という。）の新株予約権を以下の条件に基づきそれぞれ交付することとする。この場合においては、残存新株予約権は消滅し、再編対象会社は新株予約権を新たに発行するものとする。ただし、以下の条件に沿って再編対象会社の新株予約権を交付する旨を、合併契約、吸収分割契約、新株分割計画、株式交換契約または株式移転計画において定めた場合に限るものとする。

ⅰ．交付する再編対象会社の新株予約権の数

残存新株予約権の新株予約権者が保有する新株予約権の数と同一の数をそれぞれ交付するものとする。

ⅱ．新株予約権の目的である再編対象会社の株式の種類

再編対象会社の普通株式とする。

ⅲ．新株予約権の目的である再編対象会社の株式の数

組織再編行為の条件等を勘案の上、前記（注）１に準じて決定する。

ⅳ．新株予約権の行使に際して出資される財産の価額

交付される各新株予約権の行使に際して出資される財産の価額は、組織再編行為の条件等を勘案の上、前記（注）２で定められる行使価額を調整して得られる再編後払込金額に上記 ⅲ に従って決定される当該新株予約権の目的である再編対象会社の株式の数を乗じて得られる額とする。

ⅴ．新株予約権を行使することができる期間

新株予約権を行使することができる期間の初日と組織再編行為の効力発生日のうちいずれか遅い日から、新株予約権を行使することができる期間の末日までとする。

ⅵ．新株予約権の行使により株式を発行する場合における増加する資本金及び資本準備金に関する事項

次に準じて決定する。

(1) 新株予約権の行使により株式を発行する場合における増加する資本金の額は、会社計算規則第40条第１項の規定に従い算出される資本金等増加限度額の２分の１を乗じて得た額とし、計算の結果生じる１円未満の端数は、これを切り上げるものとする。

(2) 新株予約権の行使により株式を発行する場合における増加する資本準備金の額は、上記（1）記載の資本金等増加限度額から上記（1）に定める増加する資本金の額を減じて得た額とする。

ⅶ．譲渡による新株予約権の取得の制限

譲渡による新株予約権の取得については、再編対象会社の取締役会の決議（再編対象会社が取締役会設置会社でない場合には、「取締役」とする。）による承認を要するものとする。

ⅷ．新株予約権の取得事由及び条件

次に準じて決定する。

当社は、当社が消滅会社となる合併契約承認の議案、当社が分割会社となる吸収分割契約もしくは新設分割計画承認の議案、または当社が完全子会社となる株式交換契約もしくは株式移転計画承認の議案につき当社株主総会で承認された場合（株主総会決議が不要な場合は、当社取締役会決議がなされた場合）は、当社取締役会が別途定める日に、無償で新株予約権を取得することができる。

2【自己株式の取得等の状況】

【株式の種類等】

旧商法第221条第６項の規定に基づく単元未満株式の買取請求による普通株式の取得及び会社法第155条第７号に該当する普通株式の取得

(1)【株主総会決議による取得の状況】

該当事項はありません。

(2)【取締役会決議による取得の状況】

該当事項はありません。

(3)【株主総会決議又は取締役会決議に基づかないものの内容】

区分	株式数（株）	価額の総額（円）
当事業年度における取得自己株式	340,702	1,085,174,975
当期間における取得自己株式　（注）	29,247	98,983,660

（注）当期間とは、当事業年度の末日の翌日から本有価証券報告書提出日までの期間であります。ただし、当期間における取得自己株式には、平成19年６月１日から本有価証券報告書提出日までの単元未満株式の買い取りによる株式は含まれておりません。

(4)【取得自己株式の処理状況及び保有状況】

区分	当事業年度		当期間（注）	
	株式数（株）	処分価額の総額（円）	株式数（株）	処分価額の総額（円）
引き受ける者の募集を行った取得自己株式	―	―	―	―
消却の処分を行った取得自己株式	―	―	―	―
合併、株式交換、会社分割に係る移転を行った取得自己株式	―	―	―	―
その他 （ストックオプションの権利行使） （単元未満株式の売り渡し）	 424,000 48,088	 1,070,518,000 146,075,190	 129,000 1,582	 339,644,000 5,303,700
保有自己株式数	3,793,468	―	3,692,133	―

（注）当期間とは、当事業年度の末日の翌日から本有価証券報告書提出日までの期間であります。ただし、当期間における取得自己株式の処理状況及び保有状況には、平成19年６月１日から本有価証券報告書提出日までのストックオプションの権利行使及び単元未満株式の売り渡しによる株式は含まれておりません。

3【配当政策】

当社は、利益ある成長を達成するため、中長期の経営視点から、成長のための内部留保と配当への配分について、方針を策定しております。配当については、安定的かつ継続的に行うことが重要と考え、現在は連結での配当性向40%程度を目処にしています。なお、長期的に1株当たり利益及び配当金を増加させるために、成長のための設備投資計画や買収案件などの資金需要と資本効率の向上を勘案しながら、長期的な視点での株主還元策として、自己株式の取得について弾力的に考えていきます。

この方針のもと、当事業年度の期末配当金は、中間配当金と同様に前事業年度に比べ1円増配の1株当たり26円としました。この結果、年間配当金は前事業年度に比べ2円増配の1株当たり52円、連結での配当性向は40.2%となりました。

当社は、中間配当と期末配当の年2回の剰余金の配当を行うことを基本方針としており、これらの剰余金の配当の決定機関は、期末配当については株主総会、中間配当については取締役会であります。

なお、定款に「取締役会の決議により、毎年9月30日を基準日として、中間配当を行うことができる」旨を定めております。

当事業年度に係る剰余金の配当は以下のとおりであります。

決議年月日	配当金の総額 (百万円)	1株当たり 配当額(円)
平成18年10月23日 取締役会決議	14,183	26
平成19年6月28日 第101期定時株主総会決議	14,186	26

4【株価の推移】

(1)【最近5年間の事業年度別最高・最低株価】

回次	第97期	第98期	第99期	第100期	第101期
決算年月	平成15年3月	平成16年3月	平成17年3月	平成18年3月	平成19年3月
最高(円)	2,990	2,555	2,765	3,420	3,660
最低(円)	2,340	2,100	2,330	2,300	2,675

(注) 株価は東京証券取引所 市場第一部におけるものであります。

(2)【最近6月間の月別最高・最低株価】

月別	平成18年10月	11月	12月	平成19年1月	2月	3月
最高(円)	3,360	3,180	3,280	3,550	3,660	3,560
最低(円)	2,985	3,030	3,090	3,160	3,410	3,310

(注) 株価は東京証券取引所 市場第一部におけるものであります。

5【役員の状況】

役名	職名	氏名	生年月日	略歴	任期	所有株式数(千株)
取締役 取締役会会長		後藤　卓也	昭和15年８月19日生	昭和39年４月　当社入社 平成２年５月　当社化学品事業本部長 平成２年６月　当社取締役 平成３年７月　当社常務取締役 平成８年６月　当社専務取締役 平成９年６月　当社代表取締役社長 平成14年６月　当社代表取締役社長　執行役員 平成15年６月　当社代表取締役　社長執行役員 平成16年６月　当社取締役　取締役会会長（現任）	※１	59
代表取締役 社長執行役員		尾崎　元規	昭和24年６月６日生	昭和47年４月　当社入社 平成12年４月　当社化粧品事業本部長 平成14年４月　当社ハウスホールド事業本部長 平成14年６月　当社取締役　執行役員 平成16年６月　当社代表取締役　社長執行役員（現任）	※１	13
代表取締役 専務執行役員	コーポレートスタッフ管掌、ＥＶＡ推進担当	星野　敏雄	昭和19年12月22日生	昭和44年４月　当社入社 平成４年５月　The Andrew Jergens Company 取締役社長 平成４年６月　当社取締役 平成８年６月　当社常務取締役 平成10年８月　ニベア花王㈱代表取締役社長（現任） 平成12年６月　当社代表取締役専務取締役 ＥＶＡ推進担当（現任） 平成14年４月　当社家庭品国際事業本部長 平成14年６月　当社代表取締役専務取締役　執行役員 平成15年６月　当社代表取締役　専務執行役員（現任） 平成16年３月　当社コーポレートスタッフ部門（現コーポレートスタッフ）管掌（現任）	※１	31
取締役 常務執行役員	生産技術部門統括、環境・安全推進本部長、購買部門担当、品質保証本部担当、ＴＣＲ担当、ロジスティクス部門担当	後藤　卓雄	昭和22年10月24日生	昭和46年４月　当社入社 平成14年４月　当社生産技術部門副統括、川崎工場長、パーソナルケア生産センター長 平成14年６月　当社執行役員 平成16年６月　当社生産技術部門統括、環境・安全推進本部長、品質保証本部担当、ＴＣＲ担当、愛媛サニタリープロダクツ㈱代表取締役社長（現任） 当社取締役　執行役員 平成16年12月　当社ロジスティクス部門担当（現任） 平成18年６月　当社購買部門担当（現任） 当社取締役　常務執行役員（現任）	※１	13
取締役 常務執行役員	コンシューマープロダクツ担当、ＭＫ開発部門統括、花王プロフェッショナル・サービス㈱担当	神田　博至	昭和24年５月２日生	昭和48年４月　当社入社 平成14年２月　当社サニタリー事業本部長 平成14年６月　当社執行役員 平成16年６月　当社取締役　執行役員 平成18年６月　当社ＭＫ開発部門統括、花王プロフェッショナル・サービス㈱担当（現任） 当社取締役　常務執行役員（現任） 当社家庭品事業部門担当 平成19年４月　当社コンシューマープロダクツ担当（現任）	※１	20

役名	職名	氏名	生年月日	略歴	任期	所有株式数(千株)
取締役 常務執行役員	コンシューマープロダクツ国際事業本部長	高木　憲彦	昭和21年10月９日生	昭和44年４月　当社入社 平成13年３月　当社人事部門統括 平成13年６月　当社理事 平成14年６月　当社人材開発部門統括 当社執行役員 平成16年３月　Kao Brands Company取締役会長（現任） 当社家庭品国際事業本部長 平成16年６月　当社取締役　執行役員 平成18年６月　当社取締役　常務執行役員(現任) 平成19年４月　当社コンシューマープロダクツ国際事業本部長(現任)	※１	19
取締役 常務執行役員	法務・コンプライアンス部門統括、コーポレートコミュニケーション部門統括、リスクマネジメント室担当、情報システム部門担当	中川　俊一	昭和24年６月19日生	昭和47年４月　当社入社 平成４年６月　当社法務部長 平成12年６月　当社理事 平成14年４月　当社法務センター統括 平成14年６月　当社取締役　執行役員 平成15年３月　当社法務・コンプライアンス部門統括（現任） 平成15年９月　当社広報部門統括、消費者交流部門統括 平成16年７月　当社コーポレートコミュニケーション部門統括（現任） 平成18年６月　当社情報システム部門担当、リスクマネジメント室担当（現任） 当社取締役　常務執行役員（現任）	※１	19
取締役 執行役員	ケミカル事業ユニット長	西藤　俊秀	昭和27年７月16日生	昭和51年４月　当社入社 平成15年３月　当社化学品事業本部副本部長 平成15年６月　当社理事 平成16年６月　Fatty Chemical(Malaysia)Sdn.Bhd.取締役会長（現任） Kao Chemicals Europe,S.L.取締役会長（現任） 当社取締役　執行役員（現任） 当社化学品事業本部長 平成19年４月　当社ケミカル事業ユニット長（現任）	※１	22
取締役 執行役員	会計財務部門統括	三田　慎一	昭和25年６月３日生	昭和49年４月　当社入社 平成14年４月　当社会計財務部門統括部長 当社会計財務部門管理グループ部長 平成14年６月　当社理事 平成15年１月　当社経営監査室長 平成16年６月　当社会計財務部門統括（現任） 当社執行役員 平成18年６月　当社取締役　執行役員（現任）	※１	4
取締役 執行役員	花王カスタマーマーケティング㈱代表取締役社長執行役員	髙橋　辰夫	昭和27年１月１日生	昭和50年４月　当社入社 平成14年４月　花王販売㈱近畿支社長 平成15年６月　当社理事 平成16年５月　花王販売㈱代表取締役　専務執行役員 平成16年６月　当社執行役員 平成18年１月　花王販売㈱代表取締役　社長執行役員 平成18年６月　当社取締役　執行役員（現任） 平成19年４月　花王カスタマーマーケティング㈱代表取締役　社長執行役員（現任）	※１	5

役名	職名	氏名	生年月日	略歴	任期	所有株式数(千株)
取締役 執行役員	ビューティケア事業ユニット長	広田　雅人	昭和28年１月21日生	昭和50年４月　当社入社 平成12年12月　当社化粧品事業本部副本部長 平成16年６月　当社化粧品事業本部長 　　　　　　　当社執行役員 平成17年７月　Kao Prestige Limited取締役社長（現任） 平成18年６月　当社取締役　執行役員（現任） 平成19年４月　当社ビューティケア事業ユニット長（現任）	※１	4
取締役 執行役員	研究開発部門統括	沼田　敏晴	昭和28年12月１日生	平成元年４月　当社入社 平成11年２月　当社加工・プロセス開発研究所長 平成15年６月　当社理事 平成17年６月　当社研究開発部門副統括 　　　　　　　当社執行役員 平成18年６月　当社研究開発部門統括（現任） 　　　　　　　当社取締役　執行役員（現任）	※１	7
取締役	㈱カネボウ化粧品代表取締役　取締役会会長　会長執行役員	髙山　外志夫	昭和20年３月24日生	昭和42年４月　当社入社 平成12年４月　花王化粧品販売㈱代表取締役副社長 平成12年６月　当社理事 平成14年４月　花王化粧品販売㈱代表取締役社長 　　　　　　　当社化粧品事業本部長 平成14年６月　当社執行役員 平成16年５月　花王販売㈱代表取締役　社長執行役員 平成16年６月　当社取締役　執行役員 平成18年１月　当社取締役（現任） 　　　　　　　㈱カネボウ化粧品取締役　代表執行役会長、カネボウ化粧品販売㈱代表取締役 平成18年10月　㈱カネボウ化粧品代表取締役　取締役会会長　会長執行役員（現任）	※１	22
取締役		髙橋　　温	昭和16年７月23日生	昭和40年４月　住友信託銀行㈱入社 平成３年６月　同社取締役 平成５年６月　同社常務取締役 平成９年６月　同社専務取締役 平成10年３月　同社取締役社長 平成17年６月　同社取締役会長（現任） 平成18年６月　当社取締役（現任）	※１	3
取締役		正田　　修	昭和17年10月11日生	昭和42年３月　日清製粉㈱入社 昭和51年６月　同社取締役 昭和55年６月　同社常務取締役 昭和59年６月　同社専務取締役 昭和61年６月　同社取締役社長 平成13年７月　㈱日清製粉グループ本社取締役社長 平成16年６月　同社取締役会長（現任） 平成18年６月　当社取締役（現任）	※１	2

役名	職名	氏名	生年月日	略歴	任期	所有株式数(千株)
常勤監査役		大竹　正一	昭和24年５月14日生	昭和47年４月 当社入社 平成11年４月 花王販売㈱北海道支社長 平成13年４月 花王販売㈱チェーンドラッグ部統括部長 平成16年３月 当社家庭品国際事業本部グローバルＥＣＲグループ部長 平成17年３月 当社家庭品国際事業本部コマーシャルディベロップメントグループ部長 平成17年６月 当社常勤監査役（現任）	※２	3
常勤監査役		松坂　　隆	昭和25年10月21日生	昭和49年４月 当社入社 平成13年７月 当社家庭品国際事業本部コントローラー 平成15年３月 当社家庭品国際事業本部部長（プロジェクト担当） 平成17年３月 当社情報システム部門統括 平成19年６月 当社常勤監査役（現任）	※３	1
監査役		伊東　　敏	昭和17年７月25日生	昭和45年12月 公認会計士登録 平成16年６月 当社監査役（現任）	※４	1
監査役		大江　　忠	昭和19年５月20日生	昭和44年４月 弁護士登録 平成16年４月 慶應義塾大学大学院法務研究科（法科大学院）教授（現任） 平成18年６月 当社監査役（現任） 平成19年５月 大江忠・田中豊法律事務所を開設し、現在に至る	※５	1
計						249

(注) 1．取締役　髙橋　温、同　正田　修の両氏は、会社法第２条第15号に定める社外取締役であります。
2．監査役　伊東　敏、同　大江　忠の両氏は、会社法第２条第16号に定める社外監査役であります。
3．取締役及び監査役の任期は、次のとおりであります。
※１　平成18年３月期に係る定時株主総会終結の時から平成20年３月期に係る定時株主総会終結の時まで。
※２　平成17年３月期に係る定時株主総会終結の時から平成21年３月期に係る定時株主総会終結の時まで。
※３　平成19年３月期に係る定時株主総会終結の時から平成23年３月期に係る定時株主総会終結の時まで。
※４　平成16年３月期に係る定時株主総会終結の時から平成20年３月期に係る定時株主総会終結の時まで。
※５　平成18年３月期に係る定時株主総会終結の時から平成22年３月期に係る定時株主総会終結の時まで。
4．当社は、法令に定める監査役の員数を欠くことになる場合に備え、会社法第329条第２項に定める補欠監査役１名を選任しております。補欠監査役の略歴は次のとおりであります。

氏名	生年月日	略歴	所有株式数(千株)
淺田　永治	昭和14年１月29日生	昭和45年10月 公認会計士登録 平成８年１月 財団法人花王芸術・科学財団監事（現任） 平成16年７月 公認会計士淺田永治事務所を開設し、現在に至る	－

5．当社は、執行役員制度を導入しております。執行役員は25名で内11名は取締役を兼務しております。

6【コーポレート・ガバナンスの状況】

コーポレート・ガバナンスに関する基本的な考え方

企業価値の継続的な増大をめざして、効率が高く、健全で透明性の高い経営が実現できるよう、経営体制及び内部統制システムを整備し、必要な施策を実施していくことが、当社のコーポレート・ガバナンスに関する取り組みの基本的な考え方であり、経営上の最も重要な課題のひとつと位置づけております。

コーポレート・ガバナンスに関する施策の実施状況

(1) コーポレート・ガバナンス体制の状況とその充実に向けた取り組み状況

＜取締役、取締役会、執行役員、各種委員会＞

当社では、従来の取締役と監査役という枠組みの中で、監督と執行の分離を進めていく体制として、執行役員制度を平成14年6月より導入しており、当事業年度末の経営体制は、社外取締役2名と代表権のない取締役会会長を含む取締役15名と、取締役兼務者11名を含む執行役員23名であります（本有価証券報告書提出日現在の経営体制は、社外取締役2名と代表権のない取締役会会長を含む取締役15名と、取締役兼務者11名を含む執行役員25名であります）。当事業年度において開催された取締役会は臨時取締役会を含めて16回であり、当事業年度末における取締役及び監査役の平均出席率は取締役98.2%、監査役96.8%となっております。社外取締役に対しては、取締役会における充実した議論に資するため、取締役会の議題の提案の背景、目的、その内容等につき、毎回取締役会の開催前に、取締役会の事務局より充分な説明が行われております。

委員会設置会社に移行する是非については、今後も重要な経営課題として継続して検討していきますが、委員会設置会社における報酬委員会及び指名委員会と同様の機能を果たすものとして、報酬諮問委員会及び会長・社長選任審査委員会を設置しております。報酬諮問委員会は、全代表取締役、取締役会会長及び全社外取締役により構成され、代表取締役が、取締役及び執行役員の報酬制度や水準について意見を求めるもので、毎年1回役員報酬改定時期に開催しております。当事業年度も全委員の出席により開催され、その時点の取締役及び執行役員に対する報酬制度と報酬水準について妥当であるとの審査評価を受けており、その旨が取締役会に報告されております。会長・社長選任審査委員会は、全社外取締役及び全社外監査役だけで構成し、会長と社長の選任及び再任の際に、その適正さにつき、事前に同委員会の審査を経て、取締役会に意見具申をするものです。平成16年6月の新会長・新社長選任及び平成18年の取締役改選後の会長・社長再選候補選任に際しては、それに先立ち会長・社長選任審査委員会の全委員が出席し審査委員会が開催され、審査の上、取締役会に候補者の適正性に問題はない旨の意見が出されております。

＜監査役、監査役会＞

当事業年度末の当社の監査役は4名で、2名が社外監査役、残る2名が社内出身の常勤監査役です（本有価証券報告書提出日現在も人数に変更はありません）。当事業年度において開催された監査役会は7回であり、当事業年度末における監査役の出席率は96.2%です。監査役会及び監査役に専任のスタッフは配置されておりませんが、経営監査室、法務・コンプライアンス部門などの機能部門が部分的にスタッフ業務を務めております。監査役の監査活動は、重要会議への出席、工場・研究所などの往査、事業部門・機能部門のヒアリング、国内外の子会社調査、代表取締役との意見交換会、国内関係会社監査役連絡会議（半期毎に開催し、当社監査役と関係会社監査役間相互の情報交換などを目的とする。）などを定例化して実施するほか、会計監査人との関係においては、監査の独立性と適正性を監視しながら、監査計画報告（年次）及び会計監査結果報告（中間・期末決算毎）の受領と協議を行っております。また、会計監査人及び経営監査室をはじめとする内部監査部門とは、必要の都度相互の情報交換・意見交換を行うなどの連携を密にして、監査の実効性と効率性の向上をめざしています。

＜会計監査＞

当社は、当事業年度において、会社法に基づく会計監査人及び証券取引法に基づく会計監査に監査法人トーマツを起用しておりますが、同監査法人及び当社監査に従事する同監査法人の業務執行社員と当社の間には、特別の利害関係はなく、また、同監査法人は、業務執行社員について、当社の会計監査に一定期間を超えて関与することのないよう措置を講じております。当社は同監査法人との間で、会社法監査と証券取引法監査について、監査契約書を締結し、それにもとづき報酬を支払っております。当事業年度において業務を執行した公認会計士の氏名、監査業務に係る補助者の構成については下記のとおりであります。

・業務を執行した公認会計士の氏名

指定社員　業務執行社員：　吉田　修己、市川　育義、安藤　武

・監査業務に係る補助者の構成

公認会計士　10名、会計士補　6名、その他　9名

＜役員報酬等及び監査報酬等＞

当事業年度における役員報酬等及び監査報酬等の内容は以下のとおりでありますが、役員報酬等については、株主との利害を共有化する目的でストックオプション制度の導入、ＥＶＡ等を基準とした賞与の業績連動性の明確化、役員退職慰労引当金の新規積み立ての停止などを実施しております。

役員報酬等の内容

取締役　　15名　　435百万円（うち社外取締役　２名　13百万円）

監査役　　４名　　62百万円（うち社外監査役　２名　11百万円）

（注）１．取締役の報酬等の総額には、使用人兼務取締役の使用人兼務部分に対する給与等相当額142百万円（賞与を含む）は含まれておりません。

２．取締役の報酬等の総額には、以下のものも含まれております。

(1) 当事業年度中に役員賞与引当金として費用計上した額

取締役：13名　　110百万円

(2) 平成18年６月29日開催の第100期定時株主総会決議並びに平成18年８月25日及び平成18年９月28日開催の取締役会決議に基づき、ストックオプションとして割り当てた新株予約権による報酬等の額

取締役：14名　　76百万円（うち社外取締役　１名　２百万円）

３．報酬等の限度額は、次のとおりであります。

(1) 取締役の報酬等の限度額

①年額　450百万円（平成４年６月26日開催の第86期定時株主総会決議）

使用人兼務取締役の使用人分の報酬は含みません。

②年額　200百万円（平成18年６月29日開催の第100期定時株主総会決議）

上記①とは別枠で、ストックオプションとして割り当てる新株予約権に関する報酬等の限度額として承認されています。

(2) 監査役の報酬等の限度額

年額　85百万円（昭和59年６月29日開催の第78期定時株主総会決議）

４．取締役の報酬等の総額のほか、平成18年６月29日開催の第100期定時株主総会の決議に基づき、次のとおり支給しております。

(1) 役員賞与

取締役：13名　　73百万円

(2) 退職慰労金

取締役：２名　　17百万円

平成13年７月以降、役員退職慰労金引当金の新規の積み立てを停止しており、上記の支給総額は、それぞれの取締役への就任時から平成13年６月までの在任中の労に報いるためのものであります。

監査報酬等の内容

当社の監査法人トーマツに対する報酬

公認会計士法第２条第１項の監査証明業務の対価として支払うべき報酬

143百万円（内、当社76百万円、連結子会社66百万円）

上記以外の業務に基づく報酬

32百万円（当社）

＜内部監査＞

当社は、経営監査室を設置しており、国内外の関係会社を含めた業務プロセスの適正性及び経営の妥当性、効率性を監査し、監査結果は、代表取締役　社長執行役員、業務担当執行役員及び監査役に報告しております。現在スタッフはグループ会社を含め30名ですが、それ以外に配置している環境安全、品質保証、輸出管理などに関する専門監査スタッフ、当社グループ会社における海外監査協力スタッフなどと連携をとっております。また、一部の重要な関係会社については、会社法に基づく、または、任意に会計監査を監査法人にお願いしております。

<内部統制とリスク管理体制>

当社は、経営会議の一運営形態として、内部統制の基本方針や運用計画の審議・決定、関連委員会活動状況のモニタリング、内部統制活動の有効性の確認などを行う内部統制委員会（委員長：代表取締役 社長執行役員）を設置しております。なお、内部統制委員会の下に以下の関連委員会を配備しております。

情報開示委員会
コンプライアンス委員会
ＴＳ（トレードシークレット）・個人情報保護推進委員会
リスクマネジメント委員会
レスポンシブル・ケア推進委員会（環境、防災、安全を確保し、社会とのコミュニケーション向上を図る）
品質保証委員会

リスク管理体制については、事業活動全般にわたり生じ得るさまざまなリスクのうち、経営戦略上のリスクについては、事前に関連部門においてリスクの分析やその対応策の検討を行い、必要に応じて取締役会または経営会議において審議を行っております。業務運営上のリスクについては、「花王リスクマネジメントポリシー」に基づいて管理しております。また、リスクマネジメントを担当する取締役を委員長とするリスクマネジメント委員会において、全社横断的なリスク管理の推進と、災害その他の危機発生時の対応策を整備しています。なお、重大な危機が発生した場合には、代表取締役 社長執行役員を本部長とする対策本部を設置して対応を行います。

当社の業務執行・経営の監視の仕組み、内部統制システムとリスク管理体制の模式図は次のとおりであります。


株主総会
監視
監査役会
監査
取締役会
会長・社長選任審査委員会
報酬諮問委員会
監督
会計監査人
監査
経営会議
CSR委員会
内部統制委員会
情報開示委員会
コンプライアンス委員会
TS・個人情報保護推進委員会
リスクマネジメント委員会
レスポンシブル・ケア推進委員会
品質保証委員会
コンプライアンス相談窓口
相談
社外弁護士
監査
・機能部門
会計財務部門
法務・コンプライアンス部門
リスクマネジメント室
環境・安全推進本部
品質保証本部
その他
経営監査室
監査
・事業部門 ・生産技術部門 ・研究開発部門
監査
調査
(出席)
関係会社監査役連絡会議
(出席)
子会社、関連会社
監査役
公認会計士
監査

（注）当社は、企業経営及び日常の業務に関して、必要に応じて、弁護士などの複数の専門家から経営判断上の参考とするためのアドバイスを受ける体制をとっております。

(2) 会社と会社の社外取締役及び社外監査役の人的関係、資本的関係又は取引関係その他の利害関係の概要

平成18年６月29日開催の第100期定時株主総会で選任された社外取締役高橋　温氏は、住友信託銀行㈱の代表取締役会長であり、当社は同社との間に、定常的な銀行取引があるほか、同社より117～118頁に記載のとおりの借り入れを行っております。同じく同株主総会で選任された社外取締役正田　修氏は、㈱日清製粉グループ本社の代表取締役取締役会長であり、同社の子会社は、食用油等の製造販売を行っており、当社と競業関係にあるほか、当社は同社の子会社との間に、製品販売等の取引関係があります。

上記の取引は、それぞれの会社での定型的な取引であり、社外取締役個人が直接利害関係を有するものではありません。また、㈱日清製粉グループ本社の子会社との競業関係は、当社にとって重大な利害はないと考えております。

なお、住友信託銀行㈱は、当社株式を若干保有しており、当社は、住友信託銀行㈱の株式を若干保有しております。これはいずれもお互いに発行済株式の総数の１％にも満たない株式数であり、経営に影響を与えるものではありません。

社外監査役と当社との間には利害関係はありません。

(3) 責任限定契約の内容の概要

当社は、各社外取締役及び各社外監査役との間で、会社法第427条第１項及び定款の規定に基づき会社法第423条第１項の責任を、1,000万円または法令が定める額のいずれか高い額を限度として負担するものとする契約を締結しております。

(4) 取締役の選任の決議要件

当社は、取締役の選任決議について、株主総会において議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、出席した当該株主の議決権の過半数をもって決める旨を定款に定めております。また、取締役の選任決議は累積投票によらない旨も定款に定めております。

(5) 自己の株式の取得の決定機関

当社は、経営環境等の変化に速やかに対応するため、取締役会の決議によって自己の株式を取得することができる旨を定款に定めております。

(6) 株主総会の特別決議要件

当社は、特別決議を要する議案につき、議決権を行使する株主の意思が当該議案の決議に反映されることをより確実にするため、会社法第309条第２項に定める株主総会の決議は議決権を行使することができる株主の議決権の３分の１以上を有する株主が出席し、出席した当該株主の議決権の３分の２以上に当る多数をもって行う旨を定款に定めております。

第５【経理の状況】

連結財務諸表及び財務諸表の作成方法について

(1) 当社の連結財務諸表は、「連結財務諸表の用語、様式及び作成方法に関する規則」（昭和51年大蔵省令第28号。以下「連結財務諸表規則」という。）に基づいて作成しております。

なお、前連結会計年度（自　平成17年４月１日　至　平成18年３月31日）は、改正前の連結財務諸表規則に基づき、当連結会計年度（自　平成18年４月１日　至　平成19年３月31日）は、改正後の連結財務諸表規則に基づいて作成しております。

(2) 当社の財務諸表は、「財務諸表等の用語、様式及び作成方法に関する規則」（昭和38年大蔵省令第59号。以下「財務諸表等規則」という。）に基づいて作成しております。

なお、前事業年度（自　平成17年４月１日　至　平成18年３月31日）は、改正前の財務諸表等規則に基づき、当事業年度（自　平成18年４月１日　至　平成19年３月31日）は、改正後の財務諸表等規則に基づいて作成しております。

監査証明について

当社は、証券取引法第193条の２の規定に基づき、前連結会計年度（自　平成17年４月１日　至　平成18年３月31日）及び前事業年度（自　平成17年４月１日　至　平成18年３月31日）並びに当連結会計年度（自　平成18年４月１日　至　平成19年３月31日）及び当事業年度（自　平成18年４月１日　至平　成19年３月31日）の連結財務諸表及び財務諸表について、監査法人トーマツにより監査を受けております。

1【連結財務諸表等】

(1)【連結財務諸表】

①【連結貸借対照表】

区分	注記番号	前連結会計年度 (平成18年３月31日現在)			当連結会計年度 (平成19年３月31日現在)		
		金額（百万円）		構成比 (%)	金額（百万円）		構成比 (%)
(資産の部)							
Ⅰ　流動資産							
1．現金及び預金			47,384			49,910	
2．受取手形及び売掛金	※2		129,120			158,497	
3．有価証券			20,189			36,247	
4．たな卸資産			105,853			112,114	
5．前払費用			5,600			5,735	
6．繰延税金資産			19,479			20,643	
7．その他			39,181			21,464	
8．貸倒引当金			△2,196			△2,394	
流動資産合計			364,613	29.9		402,219	32.2
Ⅱ　固定資産							
(1) 有形固定資産	※2						
1．建物及び構築物		306,687			317,058		
減価償却累計額		211,589	95,097		220,613	96,445	
2．機械装置及び運搬具		616,481			636,325		
減価償却累計額		525,960	90,520		534,956	101,369	
3．工具、器具及び備品		68,289			71,262		
減価償却累計額		55,801	12,487		57,331	13,930	
4．土地			67,111			69,625	
5．建設仮勘定			17,578			7,645	
有形固定資産合計			282,796	23.1		289,016	23.2
(2) 無形固定資産							
1．のれん			－			256,326	
2．営業権			56,446			－	
3．商標権			156,241			147,880	
4．連結調整勘定			210,706			－	
5．その他			42,827			38,262	
無形固定資産合計			466,221	38.2		442,469	35.5
(3) 投資その他の資産							
1．投資有価証券	※1		18,298			17,291	
2．長期貸付金			293			1,792	
3．長期前払費用			10,276			12,207	
4．繰延税金資産			56,212			50,535	
5．その他	※1		22,057			32,326	
6．貸倒引当金			△283			△121	
投資その他の資産合計			106,854	8.8		114,032	9.1
固定資産合計			855,872	70.1		845,518	67.8
Ⅲ　繰延資産			77	0.0		58	0.0
資産合計			1,220,564	100.0		1,247,797	100.0

		前連結会計年度 (平成18年3月31日現在)			当連結会計年度 (平成19年3月31日現在)		
区分	注記番号	金額(百万円)		構成比(%)	金額(百万円)		構成比(%)
(負債の部)							
Ⅰ　流動負債							
1．支払手形及び買掛金			96,507			110,158	
2．短期借入金	※2		166,759			21,877	
3．一年以内に返済予定の長期借入金			22,699			22,062	
4．未払金			27,478			28,930	
5．未払費用			75,951			85,796	
6．未払法人税等			17,510			11,673	
7．その他			29,286			28,148	
流動負債合計			436,193	35.7		308,646	24.7
Ⅱ　固定負債							
1．社債			－			99,995	
2．長期借入金			218,545			211,774	
3．退職給付引当金			29,439			30,987	
4．役員退職慰労引当金			180			163	
5．その他			17,625			21,478	
固定負債合計			265,790	21.8		364,399	29.2
負債合計			701,983	57.5		673,046	53.9

区分	注記番号	前連結会計年度（平成18年３月31日現在）金額（百万円）		構成比（%）	当連結会計年度（平成19年３月31日現在）金額（百万円）		構成比（%）
（少数株主持分）							
少数株主持分			8,903	0.7		－	－
（資本の部）							
Ⅰ　資本金	※５		85,424	7.0		－	－
Ⅱ　資本剰余金			109,561	9.0		－	－
Ⅲ　利益剰余金			345,941	28.3		－	－
Ⅳ　その他有価証券評価差額金			5,860	0.5		－	－
Ⅴ　為替換算調整勘定			△26,944	△2.2		－	－
Ⅵ　自己株式	※６		△10,165	△0.8		－	－
資本合計			509,676	41.8		－	－
負債、少数株主持分及び資本合計			1,220,564	100.0		－	－
（純資産の部）							
Ⅰ　株主資本							
１．資本金			－	－		85,424	6.9
２．資本剰余金			－	－		109,565	8.8
３．利益剰余金			－	－		388,585	31.1
４．自己株式			－	－		△10,033	△0.8
株主資本合計			－	－		573,541	46.0
Ⅱ　評価・換算差額等							
１．その他有価証券評価差額金			－	－		4,649	0.4
２．為替換算調整勘定			－	－		△13,659	△1.1
評価・換算差額等合計			－	－		△9,010	△0.7
Ⅲ　新株予約権			－	－		301	0.0
Ⅳ　少数株主持分			－	－		9,917	0.8
純資産合計			－	－		574,751	46.1
負債純資産合計			－	－		1,247,797	100.0

②【連結損益計算書】

		前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）			当連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）		
区分	注記番号	金額（百万円）		百分比（％）	金額（百万円）		百分比（％）
Ⅰ　売上高			971,230	100.0		1,231,808	100.0
Ⅱ　売上原価			427,734	44.0		503,271	40.9
売上総利益			543,496	56.0		728,536	59.1
Ⅲ　販売費及び一般管理費	※1,2		423,361	43.6		607,678	49.3
営業利益			120,134	12.4		120,858	9.8
Ⅳ　営業外収益							
１．受取利息		1,161			2,175		
２．受取配当金		93			121		
３．為替差益		13			504		
４．その他		3,260	4,528	0.5	3,471	6,273	0.5
Ⅴ　営業外費用							
１．支払利息		1,396			5,032		
２．持分法による投資損失		593			703		
３．その他		716	2,706	0.3	1,219	6,955	0.5
経常利益			121,956	12.6		120,176	9.8
Ⅵ　特別利益							
１．固定資産売却益	※３	241			682		
２．投資有価証券売却益		1,202			7		
３．海外子会社減価償却費過年度戻入益		—			264		
４．受取保険金		—			443		
５．その他		219	1,663	0.1	452	1,851	0.1
Ⅶ　特別損失							
１．固定資産除売却損	※４	2,561			2,772		
２．米国子会社退職後医療給付過年度費用		2,326			—		
３．関係会社出資金譲渡損		880			—		
４．減損損失	※５	233			1,245		
５．その他		709	6,711	0.7	882	4,900	0.4
税金等調整前当期純利益			116,908	12.0		117,127	9.5
法人税、住民税及び事業税		38,695			37,268		
法人税等調整額		5,971	44,666	4.6	7,854	45,122	3.7
少数株主利益(減算)			1,101	0.1		1,476	0.1
当期純利益			71,140	7.3		70,527	5.7

③【連結剰余金計算書及び連結株主資本等変動計算書】

連結剰余金計算書

区分	注記番号	前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日） 金額（百万円）	
（資本剰余金の部）			
Ⅰ　資本剰余金期首残高			109,561
Ⅱ　資本剰余金期末残高			109,561
（利益剰余金の部）			
Ⅰ　利益剰余金期首残高			299,345
Ⅱ　利益剰余金増加高			
１．当期純利益		71,140	
２．連結会社の増加による増加高		1,847	72,987
Ⅲ　利益剰余金減少高			
１．配当金		23,955	
２．役員賞与		91	
（うち監査役賞与）		(8)	
３．自己株式処分差損		2,345	26,392
Ⅳ　利益剰余金期末残高			345,941

連結株主資本等変動計算書

当連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日　残高（百万円）	85,424	109,561	345,941	△10,165	530,760
連結会計年度中の変動額					
利益処分による利益配当			△13,623		△13,623
剰余金の配当			△14,169		△14,169
利益処分による役員賞与			△90		△90
当期純利益			70,527		70,527
自己株式の取得				△1,085	△1,085
自己株式の処分		4		1,218	1,222
株主資本以外の項目の連結会計年度中の変動額（純額）					
連結会計年度中の変動額合計（百万円）	―	4	42,644	132	42,781
平成19年３月31日　残高（百万円）	85,424	109,565	388,585	△10,033	573,541

	評価・換算差額等			新株予約権	少数株主持分	純資産合計
	その他有価証券評価差額金	為替換算調整勘定	評価・換算差額等合計			
平成18年３月31日　残高（百万円）	5,860	△26,944	△21,084	―	8,903	518,580
連結会計年度中の変動額						
利益処分による利益配当						△13,623
剰余金の配当						△14,169
利益処分による役員賞与						△90
当期純利益						70,527
自己株式の取得						△1,085
自己株式の処分						1,222
株主資本以外の項目の連結会計年度中の変動額（純額）	△1,211	13,285	12,074	301	1,014	13,389
連結会計年度中の変動額合計（百万円）	△1,211	13,285	12,074	301	1,014	56,170
平成19年３月31日　残高（百万円）	4,649	△13,659	△9,010	301	9,917	574,751

④【連結キャッシュ・フロー計算書】

区分	注記番号	前連結会計年度（自 平成17年4月1日 至 平成18年3月31日）金額（百万円）	当連結会計年度（自 平成18年4月1日 至 平成19年3月31日）金額（百万円）
Ⅰ 営業活動によるキャッシュ・フロー			
税金等調整前当期純利益		116,908	117,127
減価償却費		60,758	92,171
減損損失		233	1,245
固定資産除売却損益（利益：△）		2,320	2,089
受取利息及び受取配当金		△1,254	△2,297
支払利息		1,396	5,032
為替差損益（差益：△）		494	△1,256
持分法による投資損益（利益：△）		593	703
売上債権の増減額（増加：△）		618	△24,308
たな卸資産の増減額（増加：△）		△4,592	△3,189
前払年金費用の増減額（増加：△）		△8,467	△10,163
仕入債務の増減額（減少：△）		△1,759	11,315
退職給付引当金の増減額（減少：△）		△6,614	1,219
その他		△2,658	19,034
小計		157,976	208,725
利息及び配当金の受取額		3,379	3,100
利息の支払額		△1,428	△4,578
法人税等の支払額		△42,634	△42,269
営業活動によるキャッシュ・フロー		117,292	164,977
Ⅱ 投資活動によるキャッシュ・フロー			
有価証券の取得による支出		△2,999	−
有価証券の償還による収入		8,999	−
有形固定資産の取得による支出		△49,528	△49,588
有形固定資産の売却による収入		1,482	2,078
無形固定資産の取得による支出		△151,660	△15,881
投資有価証券の取得による支出		△36	△1,638
投資有価証券の償還及び売却による収入		9,300	11
新規連結子会社の株式取得等に伴う支出	※2	△293,034	−
長期前払費用の支払による支出		−	△6,283
短期貸付金の純増減額（増加：△）		−	11,928
長期貸付による支出		△897	△1,550
その他資産の増減額（増加：△）		△1,160	△2,302
投資活動によるキャッシュ・フロー		△479,535	△63,227
Ⅲ 財務活動によるキャッシュ・フロー			
短期借入金の純増減額（減少：△）		146,683	△146,728
長期借入による収入		240,245	30,638
長期借入金の返済による支出		△547	△38,228
社債の発行による収入		−	99,676
自己株式の取得による支出		△6,056	△1,085
配当金の支払額		△23,980	△27,806
少数株主への配当金の支払額		△592	△1,339
その他		970	1,208
財務活動によるキャッシュ・フロー		356,721	△83,665
Ⅳ 現金及び現金同等物に係る換算差額		2,727	2,542
Ⅴ 現金及び現金同等物の増減額（減少：△）		△2,794	20,627
Ⅵ 現金及び現金同等物の期首残高		70,409	67,527
Ⅶ 新規連結に伴う現金及び現金同等物の増加額		760	−
Ⅷ 連結除外に伴う現金及び現金同等物の減少額		△848	−
Ⅸ 現金及び現金同等物の期末残高	※1	67,527	88,154

連結財務諸表作成のための基本となる重要な事項

前連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)	当連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
１．連結の範囲に関する事項 連結子会社……103社　(新規32社、除外６社) (新規)・当連結会計年度において新たに株式を取得した子会社27社 Molton Brown Limited及びそのグループ会社８社 ㈱カネボウ化粧品及びそのグループ会社17社 ただし、㈱カネボウ化粧品及びそのグループ会社17社については、平成18年１月31日に株式を取得しましたが、決算日が12月31日であるため連結損益計算書への反映は翌連結会計年度からとなり、当連結会計年度は取得時の貸借対照表のみ連結しております。 ・当連結会計年度において新たに設立した子会社３社 Kao Prestige Limited、 KMS Global Marketing LLC、 KPSS France S.A.R.L ・前連結会計年度において新たに設立した子会社２社 花王（中国）研究開発中心有限公司、 Kao Brands Australia Pty Limited (除外)・当連結会計年度において関連会社になったため持分法適用会社に含めた１社 ADM Kao LLC ・事業再編により吸収合併された２社 Goldwell Cosmetics(USA) Inc.、 Goldwell/KMS West LLC ・当連結会計年度において清算された３社 Guhl Ikebana AG、 Guhl Ikebana Kosmetika Ges.m.b.H.、 KMS Research LLC 主要な連結子会社名は、「第１　企業の概況　４　関係会社の状況」に記載しております。 非連結子会社……14社 会社名：花王ロジスティクス㈱、 花王システム物流㈱、 花王マーチャンダイジングサービス㈱ その他11社（内、持分法適用非連結子会社９社） なお、非連結子会社14社の合計の総資産、売上高、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。	１．連結の範囲に関する事項 連結子会社……104社　(新規１社、除外０社) (新規)・当連結会計年度において新たに設立した子会社１社 Molton Brown GmbH 主要な連結子会社名は、「第１　企業の概況　４　関係会社の状況」に記載しております。 非連結子会社……15社 会社名：花王ロジスティクス㈱、 花王システム物流㈱、 花王マーチャンダイジングサービス㈱ その他12社（内、持分法適用非連結子会社９社） なお、非連結子会社15社の合計の総資産、売上高、当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。

前連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)	当連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
２．持分法の適用に関する事項 持分法適用非連結子会社……12社　(新規９社、除外０社) 会社名：花王ロジスティクス㈱、 花王システム物流㈱、 花王マーチャンダイジングサービス㈱ その他９社 (新規)・当連結会計年度において重要性が増したことにより持分法適用に含めた７社 花王システム物流㈱、 花王マーチャンダイジングサービス㈱、 その他５社 ・当連結会計年度において新たに株式を取得した１社 ㈱ＫＣロジスティクス ・当連結会計年度において新たに設立した１社 花王ピオニー㈱ 持分法非適用非連結子会社……２社 会社名：Kao(S)2003 Private Limited、 Kanebo Cosmetics U.K. Ltd. 持分法適用関連会社……10社　(新規４社、除外１社) 会社名：昭和興産㈱、ニベア花王㈱、 Kao (Malaysia) Sdn.Bhd. その他７社 (新規)・当連結会計年度において重要性が増したことにより持分法適用会社に含めた３社 昭和興産㈱、水島可塑剤㈱、 人事サービス・コンサルティング㈱ ・当連結会計年度において関連会社になったため持分法適用会社に含めた１社 ADM Kao LLC (除外)・当連結会計年度において持分比率が減少した１社 杭州伝化花王有限公司 持分法非適用関連会社……２社 会社名：Kao Trading (Malaysia) Sdn. Bhd.、 Chia Lih Pau Chemical Co., Ltd. なお、持分法を適用していない非連結子会社２社及び関連会社２社の合計の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。	２．持分法の適用に関する事項 持分法適用非連結子会社……12社　(新規０社、除外０社) 会社名：花王ロジスティクス㈱、 花王システム物流㈱、 ㈱ＫＣロジスティクス、 花王マーチャンダイジングサービス㈱ その他８社 持分法非適用非連結子会社……３社 会社名：Kao(S)2003 Private Limited、 Kanebo Cosmetics U.K. Ltd.、 Kao Brands Europe, S.L 持分法適用関連会社……10社　(新規０社、除外０社) 会社名：昭和興産㈱、ニベア花王㈱、 Kao (Malaysia) Sdn.Bhd. その他７社 持分法非適用関連会社……２社 会社名：Kao Trading (Malaysia) Sdn. Bhd.、 Chia Lih Pau Chemical Co., Ltd. なお、持分法を適用していない非連結子会社３社及び関連会社２社の合計の当期純損益（持分に見合う額）及び利益剰余金（持分に見合う額）等は、いずれも少額であり、連結財務諸表に及ぼす影響は軽微であります。

前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	当連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
３．連結子会社の事業年度等に関する事項 連結子会社のうち、花王販売㈱、花王化粧品販売㈱、愛媛サニタリープロダクツ㈱、花王クエーカー㈱、花王プロフェッショナル・サービス㈱以外の子会社の決算日は12月31日であり、連結決算日との差は３ヶ月以内であるため、当該連結子会社の事業年度に係わる財務諸表を基礎として連結を行っております。ただし、連結決算日との間に生じた重要な取引については、連結上必要な調整を行っております。	３．連結子会社の事業年度等に関する事項 同左
４．会計処理基準に関する事項 (1)　重要な資産の評価基準及び評価方法 ①　有価証券 満期保有目的の債券 償却原価法（定額法） その他有価証券 時価のあるもの …決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は主として移動平均法により算定） 時価のないもの …主として移動平均法による原価法 ②　デリバティブ 時価法 ③　たな卸資産 主として総平均法による低価法 (2)　重要な減価償却資産の減価償却の方法 ①　有形固定資産 当社及び国内連結子会社は主として定率法を採用し、在外連結子会社は主として定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 建物……………21～35年 機械及び装置…７年、９年 また、経済的陳腐化が予測されるものについては、経済的耐用年数を見積り、計画的かつ規則的に償却しております。 ②　無形固定資産 定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 営業権………………………15年、20年 特許権………………………８年 商標権………………………10年 自社利用のソフトウェア…５年	４．会計処理基準に関する事項 (1)　重要な資産の評価基準及び評価方法 ①　有価証券 満期保有目的の債券 同左 その他有価証券 時価のあるもの …決算日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は主として移動平均法により算定） 時価のないもの 同左 ②　デリバティブ 同左 ③　たな卸資産 同左 (2)　重要な減価償却資産の減価償却の方法 ①　有形固定資産 同左 ②　無形固定資産 定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 のれん………………………15年、20年 特許権………………………８年 商標権………………………10年 自社利用のソフトウェア…５年

前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	当連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
(3)　重要な引当金の計上基準 ①　貸倒引当金 当社及び国内連結子会社は、売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。また、在外連結子会社は、主として特定の債権について回収不能見込額を計上しております。 ②　退職給付引当金 当社及び主要な連結子会社においては、従業員の退職給付に備えるため、当連結会計年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、主としてその発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。 数理計算上の差異は、主として各連結会計年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生連結会計年度から費用処理しております。 なお、当連結会計年度末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「その他」に含めて計上しております。 ③　役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を引当計上しておりましたが、平成13年７月以降新規の計上を停止しております。従いまして、当連結会計年度末の残高は、当連結会計年度末に在任の取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。	(3)　重要な引当金の計上基準 ①　貸倒引当金 同左 ②　退職給付引当金 同左 ③　役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当連結会計年度末の残高は、現任取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。

<table>
<tr><th>前連結会計年度
(自　平成17年４月１日
至　平成18年３月31日)</th><th>当連結会計年度
(自　平成18年４月１日
至　平成19年３月31日)</th></tr>
<tr><td>(4)　重要な外貨建の資産又は負債の本邦通貨への換算の基準
外貨建金銭債権債務は、連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。
なお、在外子会社等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は少数株主持分及び資本の部における為替換算調整勘定に含めて計上しております。</td><td>(4)　重要な外貨建の資産又は負債の本邦通貨への換算の基準
外貨建金銭債権債務は、連結決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。
なお、在外子会社等の資産及び負債は、決算日の直物為替相場により円貨に換算し、収益及び費用は期中平均相場により円貨に換算し、換算差額は純資産の部における少数株主持分及び為替換算調整勘定に含めて計上しております。</td></tr>
<tr><td>(5)　重要なリース取引の処理方法
リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、主として通常の賃貸借取引に係る方法に準じた会計処理によっております。</td><td>(5)　重要なリース取引の処理方法
同左</td></tr>
<tr><td>(6)　重要なヘッジ会計の方法
①　ヘッジ会計の方法
主として繰延ヘッジ処理を採用しております。
なお、為替予約及び通貨スワップについては振当処理の要件を満たしている場合は振当処理を、金利スワップについては特例処理の要件を満たしている場合は特例処理を採用しております。
②　ヘッジ手段とヘッジ対象
ヘッジ手段　　ヘッジ方法
為替予約　　外貨建貸付金及び外貨建予定取引
通貨スワップ　　外貨建貸付金
金利スワップ　　借入金及び社債
③　ヘッジ方針
主として当社内規に基づき、為替相場変動リスク及び金利変動リスクをヘッジしております。
なお、主要なリスクである海外関係会社への外貨建貸付金の為替相場変動リスクに関しては、原則として貸付金の50％以上をヘッジする方針であります。</td><td>(6)　重要なヘッジ会計の方法
①　ヘッジ会計の方法
同左
②　ヘッジ手段とヘッジ対象
同左
③　ヘッジ方針
同左</td></tr>
</table>

前連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)	当連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
(7)　その他連結財務諸表作成のための重要な事項 消費税等の会計処理 税抜方式によっております。	(7)　その他連結財務諸表作成のための重要な事項 消費税等の会計処理 同左
５．連結子会社の資産及び負債の評価に関する事項 全面時価評価法を採用しております。	５．連結子会社の資産及び負債の評価に関する事項 同左
６．連結調整勘定の償却に関する事項 連結調整勘定は、発生年度より実質的判断による年数の見積りが可能なものはその見積り年数で、その他については５年間で定額法により償却しております。	――――――
――――――	６．のれん及び負ののれんの償却に関する事項 のれんは、発生年度より実質的判断による年数の見積りが可能なものはその見積り年数で、その他については５年間で定額法により償却しております。
７．利益処分項目等の取扱いに関する事項 連結剰余金計算書は、連結会社の利益処分について連結会計年度中に確定した利益処分に基づいて作成しております。	――――――
８．連結キャッシュ・フロー計算書における資金の範囲 手許現金、随時引き出し可能な預金及び容易に換金可能であり、かつ、価値の変動について僅少なリスクしか負わない取得日から３か月以内に償還期限の到来する短期投資からなっております。	７．連結キャッシュ・フロー計算書における資金の範囲 同左

連結財務諸表作成のための基本となる重要な事項の変更

前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	当連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
――――――	１．役員賞与に関する会計基準 当連結会計年度より、「役員賞与に関する会計基準」（企業会計基準第４号 平成17年11月29日）を適用しております。これにより営業利益、経常利益及び税金等調整前当期純利益は、それぞれ129百万円減少しております。 ２．貸借対照表の純資産の部の表示に関する会計基準 当連結会計年度より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号 平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号 平成17年12月９日）を適用しております。従来の資本の部の合計に相当する金額は564,531百万円であります。 なお、当連結会計年度における連結貸借対照表の純資産の部については、連結財務諸表規則の改正に伴い、改正後の連結財務諸表規則により作成しております。 ３．企業結合に係る会計基準等 当連結会計年度より、「企業結合に係る会計基準」（企業会計審議会平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準第７号 平成17年12月27日）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号 改正平成18年12月22日）を適用しております。これによる損益に与える影響はありません。 ４．ストック・オプション等に関する会計基準 当連結会計年度より、「ストック・オプション等に関する会計基準」（企業会計基準第８号 平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号 改正平成18年５月31日）を適用しております。これにより、営業利益、経常利益及び税金等調整前当期純利益はそれぞれ301百万円減少しております。 ５．自己株式及び準備金の額の減少等に関する会計基準等の改正 当連結会計年度より、改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準第１号 最終改正 平成18年８月11日）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準適用指針第２号 最終改正平成18年８月11日）を適用しております。これによる損益に与える影響はありません。 ６．金融商品に関する会計基準の改正 当連結会計年度より、改正後の「金融商品に関する会計基準」（企業会計基準第10号 改正平成18年８月11日）を適用しております。これによる損益に与える影響は軽微であります。

表示方法の変更

前連結会計年度 (自　平成17年４月１日 至　平成18年３月31日)	当連結会計年度 (自　平成18年４月１日 至　平成19年３月31日)
――――――	(連結貸借対照表) 前連結会計年度において、「営業権」「連結調整勘定」として掲記されていたものは、当連結会計年度から「のれん」と表示しております。
(連結キャッシュ・フロー計算書) 営業活動によるキャッシュ・フローの「前払年金費用の増減」は金額的重要性が増したため、当連結会計年度より「その他」から区分掲記しております。 なお、前連結会計年度における「その他」を区分掲記すると「前払年金費用」は、△658百万円、「その他」は△3,337百万円となります。	(連結キャッシュ・フロー計算書) 投資活動によるキャッシュ・フローの「長期前払費用の支払による支出」「短期貸付金純増減額」は金額的重要性が増したため、当連結会計年度より「その他資産の増減額」から区分掲記しております。 なお、前連結会計年度における「その他資産の増減額」を区分掲記すると、「長期前払費用の支払による支出」は△1,680百万円、「短期貸付金純増減額」は△42百万円となり、「その他資産の増減額」は562百万円となります。

注記事項

(連結貸借対照表関係)

前連結会計年度 (平成18年３月31日現在)	当連結会計年度 (平成19年３月31日現在)
※１．非連結子会社及び関連会社に対するものは次のとおりであります。 投資有価証券（株式）　5,387百万円 投資その他の資産「その他」（出資金）　263	※１．非連結子会社及び関連会社に対するものは次のとおりであります。 投資有価証券（株式）　4,555百万円 投資その他の資産「その他」（出資金）　76
※２．担保に供している資産の額（簿価） 売掛金　216百万円 有形固定資産等　1,269 計　1,485 上記に対応する債務 短期借入金　396百万円	※２．担保に供している資産の額（簿価） 売掛金　217百万円 上記に対応する債務 短期借入金　105百万円
３．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 European Distribution Service GmbH　2,291百万円 従業員等　878 計　3,170	３．保証債務 関連会社及び従業員等の金融機関ほかからの借入金等に対する債務保証は次のとおりであります。 European Distribution Service GmbH　2,351百万円 従業員等　561 計　2,913
４．割引手形残高　681百万円	４．割引手形残高　107百万円
※５．当社の発行済株式総数は、普通株式549,443千株であります。	――――――
※６．連結会社及び持分法を適用した関連会社が保有する自己株式の数は、普通株式4,497千株であります。	――――――

（連結損益計算書関係）

前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	当連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 荷造発送費　51,947百万円 広告宣伝費　83,769 拡売費及び販促費　38,722 給料手当・賞与　73,157 研究開発費　40,262	※１．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 荷造発送費　68,664百万円 広告宣伝費　96,892 拡売費及び販促費　69,090 給料手当・賞与　118,851 研究開発費　44,388
※２．一般管理費に含まれる研究開発費は、40,262百万円であります。なお、当期総製造費用に含まれる研究開発費はありません。	※２．一般管理費に含まれる研究開発費は、44,388百万円であります。なお、当期総製造費用に含まれる研究開発費はありません。
※３．固定資産売却益の内訳は次のとおりであります。 機械装置及び運搬具　183百万円 その他　57	※３．固定資産売却益の内訳は次のとおりであります。 建物及び構築物　417百万円 その他　265
※４．固定資産除売却損の内訳は次のとおりであります。 機械装置及び運搬具　1,149百万円 建物及び構築物　895 土地　409 その他　107	※４．固定資産除売却損の内訳は次のとおりであります。 機械装置及び運搬具　1,710百万円 建物及び構築物　713 土地　207 その他　139
―――――	※５．減損損失の内訳は次のとおりであります。 (1) 連結子会社　上海花王有限公司 ［場所：上海花王有限公司（中華人民共和国）／用途：衣料用洗剤生産設備等／種類：建物 331、機械装置等 610（減損損失・百万円）／計 942］ 上記の減損損失を把握するにあたっては、継続的に収支の把握を行っている管理会計上の事業区分に基づき、資産のグルーピングを行っております。中国市場の激しい市場競争により収益が悪化したことから、帳簿価額を回収可能額まで減額しました。なお、当資産グループの回収可能額は使用価値により測定しており、将来キャッシュ・フローを９％で割り引いて算定しております。 (2) その他連結子会社 処分予定土地等　303百万円

※５ (1) の内訳

場所	用途	種類	減損損失（百万円）
上海花王有限公司（中華人民共和国）	衣料用洗剤生産設備等	建物 機械装置等	331 610
計			942

（連結株主資本等変動計算書関係）

当連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

１．発行済株式の種類及び総数並びに自己株式の種類及び株式数に関する事項

	前連結会計年度末株式数（千株）	当連結会計年度増加株式数（千株）	当連結会計年度減少株式数（千株）	当連結会計年度末株式数（千株）
発行済株式				
普通株式	549,443	－	－	549,443
合計	549,443	－	－	549,443
自己株式				
普通株式　（注）	4,497	340	488	4,349
合計	4,497	340	488	4,349

（注）普通株式の自己株式の株式数の増加340千株は、単元未満株式の買い取りによる増加であります。
普通株式の自己株式の株式数の減少488千株は、ストックオプションの行使による減少424千株及び単元未満株式売り渡しによる減少48千株、持分法適用会社が売却した自己株式（当社株式）の当社帰属分16千株であります。

２．新株予約権及び自己新株予約権に関する事項

区分	新株予約権の内訳	新株予約権の目的となる株式の種類	新株予約権の目的となる株式の数（株）				当連結会計年度末残高（百万円）
			前連結会計年度末	当連結会計年度増加	当連結会計年度減少	当連結会計年度末	
提出会社（親会社）	ストックオプションとしての新株予約権	－					301
合計		－					301

３．配当に関する事項

(1) 配当金支払額

（決議）	株式の種類	配当金の総額（百万円）（注）	１株当たり配当額（円）	基準日	効力発生日
平成18年６月29日第100期定時株主総会	普通株式	13,623	25	平成18年３月31日	平成18年６月29日
平成18年10月23日取締役会	普通株式	14,169	26	平成18年９月30日	平成18年12月１日

（注）持分法適用関連会社が保有する自己株式にかかる配当金のうち、持分相当額を控除しております。なお控除前の金額は、平成18年６月29日開催の第100期定時株主総会については、13,637百万円であり、平成18年10月23日開催の取締役会については、14,183百万円であります。

(2) 基準日が当連結会計年度に属する配当のうち、配当の効力発生日が翌連結会計年度となるもの

平成19年６月28日開催の第101期定時株主総会において、次のとおり決議されました。

株式の種類	配当の原資	配当金の総額（百万円）	１株当たり配当額（円）	基準日	効力発生日
普通株式	利益剰余金	14,186	26	平成19年３月31日	平成19年６月29日

（連結キャッシュ・フロー計算書関係）

前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	当連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
※１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　47,384 百万円 有価証券勘定　20,189 流動資産のその他に含まれる短期貸付金　0 預入期間が３か月を超える定期預金　△47 現金及び現金同等物　67,527	※１．現金及び現金同等物の期末残高と連結貸借対照表に掲記されている科目の金額との関係 現金及び預金勘定　49,910 百万円 有価証券勘定　36,247 流動資産のその他に含まれる金銭債権信託受益権　2,000 預入期間が３か月を超える定期預金　△4 現金及び現金同等物　88,154
※２．株式の取得により新たに連結子会社となった会社の資産及び負債の内訳 株式の取得により新たに連結したことに伴う連結開始時の資産及び負債の内訳並びに株式の取得価額と取得に伴う支出（純額）との関係は次のとおりであります。 Molton Brown Limited 他８社合計額 流動資産　3,264 百万円 営業権　32,793 その他固定資産　1,447 流動負債　△2,548 少数株主持分　△11 取得価額　34,945 現金及び現金同等物　△362 未払金　△2,496 差引：子会社株式取得に伴う支出　32,086 ㈱カネボウ化粧品　他17社合計額 流動資産　82,038 百万円 連結調整勘定　210,706 その他固定資産　68,863 流動負債　△54,469 固定負債　△25,721 少数株主持分　△366 取得価額　281,050 現金及び現金同等物　△20,043 未払金　△60 差引：子会社株式取得に伴う支出　260,947	―――――
３．重要な非資金取引の内容 転換社債の転換に伴い自己株式を代用したことによる非資金取引 自己株式減少額　4,888 百万円 自己株式処分差損　△2,306 転換による転換社債減少額　2,581	―――――

（リース取引関係）

<table>
<tr><th>前連結会計年度
（自　平成17年４月１日
至　平成18年３月31日）</th><th>当連結会計年度
（自　平成18年４月１日
至　平成19年３月31日）</th></tr>
<tr><td>
１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額
<table>
<tr><th></th><th>取得価額相当額（百万円）</th><th>減価償却累計額相当額（百万円）</th><th>減損損失累計額相当額（百万円）</th><th>期末残高相当額（百万円）</th></tr>
<tr><td>建物及び構築物</td><td>8,632</td><td>1,403</td><td>－</td><td>7,228</td></tr>
<tr><td>工具、器具及び備品等</td><td>8,787</td><td>5,378</td><td>－</td><td>3,409</td></tr>
<tr><td>合計</td><td>17,419</td><td>6,782</td><td>－</td><td>10,637</td></tr>
</table>
(注) 取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。
(2) 未経過リース料期末残高相当額等
未経過リース料期末残高相当額
１年内　2,118 百万円
１年超　8,519
合計　10,637

リース資産減損勘定の残高　－ 百万円
(注) 未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。
(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失
①支払リース料　726百万円
②リース資産減損勘定の取崩額　－
③減価償却費相当額　726
④減損損失　－
(4) 減価償却費相当額の算定方法
リース期間を耐用年数とし、残存価額を零とする定額法によっております。
２．オペレーティング・リース取引
未経過リース料
１年内　4,134百万円
１年超　21,260
合計　25,394
</td><td>
１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額
<table>
<tr><th></th><th>取得価額相当額（百万円）</th><th>減価償却累計額相当額（百万円）</th><th>減損損失累計額相当額（百万円）</th><th>期末残高相当額（百万円）</th></tr>
<tr><td>建物及び構築物</td><td>8,632</td><td>1,881</td><td>－</td><td>6,750</td></tr>
<tr><td>機械装置及び運搬具</td><td>52</td><td>18</td><td>－</td><td>33</td></tr>
<tr><td>工具、器具及び備品等</td><td>6,813</td><td>4,812</td><td>－</td><td>2,001</td></tr>
<tr><td>合計</td><td>15,498</td><td>6,712</td><td>－</td><td>8,785</td></tr>
</table>
(注)　同左
(2) 未経過リース料期末残高相当額等
未経過リース料期末残高相当額
１年内　1,677 百万円
１年超　7,108
合計　8,785

リース資産減損勘定の残高　－ 百万円
(注)　同左
(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失
①支払リース料　1,955百万円
②リース資産減損勘定の取崩額　－
③減価償却費相当額　1,955
④減損損失　－
(4) 減価償却費相当額の算定方法
同左
２．オペレーティング・リース取引
未経過リース料
１年内　4,450百万円
１年超　22,739
合計　27,190
</td></tr>
</table>

（有価証券関係）

前連結会計年度（平成18年３月31日現在）

有価証券

1．その他有価証券で時価のあるもの

種類		取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの	(1) 株式	2,891	11,892	9,001
	(2) 債券	－	－	－
	(3) その他	18	19	1
	小計	2,909	11,912	9,002
連結貸借対照表計上額が取得原価を超えないもの	(1) 株式	155	137	△17
	(2) 債券			
	国債・地方債	338	338	－
	(3) その他	341	341	－
	小計	834	817	△17
合計		3,744	12,729	8,984

2．当連結会計年度中に売却したその他有価証券（自　平成17年４月１日　至　平成18年３月31日）

売却額（百万円）	売却益の合計（百万円）	売却損の合計（百万円）
9,312	1,202	45

3．時価評価されていない主な有価証券の内容及び連結貸借対照表計上額

	連結貸借対照表計上額（百万円）
その他有価証券	
MMF	18,429

4．その他有価証券のうち満期があるもの及び満期保有目的の債券の今後の償還予定額

	1年以内（百万円）	1年超5年以内（百万円）	5年超10年以内（百万円）	10年超（百万円）
債券				
国債・地方債等	－	－	－	338
社債	－	－	－	－
その他	1,081	－	－	－
その他	－	－	－	－
合計	1,081	－	－	338

（注）有価証券について14百万円（その他有価証券で時価のある株式14百万円、時価評価されていない株式０百万円）減損処理を行っております。

なお、減損処理にあたっては、連結会計年度末における時価が取得原価に比べ50％以上下落した場合には、全て減損処理を行い、30～50％程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

当連結会計年度（平成19年３月31日現在）

有価証券

１．満期保有目的の債券で時価のあるもの

	種類	連結貸借対照表計上額（百万円）	時価（百万円）	差額（百万円）
時価が連結貸借対照表計上額を超えるもの	国債・地方債等	2,996	2,996	0
	その他	－	－	－
	小計	2,996	2,996	0
時価が連結貸借対照表計上額を超えないもの	国債・地方債等	－	－	－
	その他	－	－	－
	小計	－	－	－
合計		2,996	2,996	0

２．その他有価証券で時価のあるもの

種類		取得原価（百万円）	連結貸借対照表計上額（百万円）	差額（百万円）
連結貸借対照表計上額が取得原価を超えるもの	(1) 株式	2,572	9,829	7,257
	(2) 債券	－	－	－
	(3) その他	1,020	1,021	0
	小計	3,592	10,850	7,258
連結貸借対照表計上額が取得原価を超えないもの	(1) 株式	501	419	△82
	(2) 債券	－	－	－
	(3) その他	1,226	1,226	－
	小計	1,728	1,645	△82
合計		5,321	12,496	7,175

３．当連結会計年度中に売却したその他有価証券（自　平成18年４月１日　至　平成19年３月31日）

売却額（百万円）	売却益の合計（百万円）	売却損の合計（百万円）
11	7	0

４．時価評価されていない主な有価証券の内容及び連結貸借対照表計上額

	連結貸借対照表計上額（百万円）
その他有価証券 ＭＭＦ	27,306

5．その他有価証券のうち満期があるもの及び満期保有目的の債券の今後の償還予定額

	1年以内（百万円）	1年超5年以内（百万円）	5年超10年以内（百万円）	10年超（百万円）
債券				
国債・地方債等	2,996	－	－	－
社債	－	－	－	－
その他	4,724	－	－	－
その他	590	－	－	－
合計	8,311	－	－	－

（注）有価証券について1百万円（その他有価証券で時価のある株式1百万円）減損処理を行っております。
なお、減損処理にあたっては、連結会計年度末における時価が取得原価に比べ50%以上下落した場合には、全て減損処理を行い、30～50%程度下落した場合には、回復可能性等を考慮して必要と認められた額について減損処理を行っております。

(デリバティブ取引関係)

1．取引の状況に関する事項

前連結会計年度 (自　平成17年4月1日 至　平成18年3月31日)	当連結会計年度 (自　平成18年4月1日 至　平成19年3月31日)
(1) 取引の内容 金利スワップ取引、通貨スワップ取引、通貨オプション取引及び為替予約取引を利用しております。	(1) 取引の内容 通貨スワップ取引及び為替予約取引を利用しております。
(2) 取引に対する取組方針 債権債務残高及び実需の範囲内でのみデリバティブ取引を利用することとしており、投機的な取引は行わない方針であります。	(2) 取引に対する取組方針 同左
(3) 取引の利用目的 金利スワップ取引　：調達資金の金利変動リスクを軽減するため。 通貨スワップ取引　：外貨建の資金調達や海外関係会社等への資金の貸付に際し、元本及び金利の為替変動リスクを軽減するため。 通貨オプション取引：外貨建の債権債務等の為替変動リスクを軽減するため。 為替予約取引　　　：外貨建の債権債務等の為替変動リスクを軽減するため。	(3) 取引の利用目的 通貨スワップ取引　：外貨建の資金調達や海外関係会社等への資金の貸付に際し、元本及び金利の為替変動リスクを軽減するため。 為替予約取引　　　：外貨建の債権債務等の為替変動リスクを軽減するため。
(4) 取引に係るリスクの内容 金利スワップ取引には、市場金利の変動リスクがあり、また、通貨スワップ取引、通貨オプション取引及び為替予約取引には、為替相場の変動によるリスクを有しております。なお、デリバティブ取引の契約先は信用度の高い金融機関に限定しているため、相手方の契約不履行によるリスクはほとんどないと認識しております。	(4) 取引に係るリスクの内容 通貨スワップ取引及び為替予約取引には、為替相場の変動によるリスクを有しております。なお、デリバティブ取引の契約先は信用度の高い金融機関に限定しているため、相手方の契約不履行によるリスクはほとんどないと認識しております。
(5) 取引に係るリスク管理体制 デリバティブ取引の実行及び管理は、取引内容や担当組織及び内部牽制制度等を規定した社内規則に基づいて実施しております。	(5) 取引に係るリスク管理体制 同左
(6) 取引の時価等に関する事項についての補足説明 取引の時価等に関する事項についての契約額等は、あくまでもデリバティブ取引における名目的な契約額、または計算上の想定元本であり、当該金額自体がデリバティブ取引のリスクの大きさを示すものではありません。	(6) 取引の時価等に関する事項についての補足説明 同左

2．取引の時価等に関する事項

デリバティブ取引の契約額等、時価及び評価損益

（1）通貨関連

区分	種類	前連結会計年度（平成18年３月31日現在）				当連結会計年度（平成19年３月31日現在）			
		契約額等（百万円）	契約額等のうち１年超（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	契約額等のうち１年超（百万円）	時価（百万円）	評価損益（百万円）
市場取引以外の取引	為替予約取引								
	売建								
	米ドル	2,640	－	2,657	△16	2,621	－	2,581	39
	その他通貨	848	－	854	△5	1,867	－	1,858	8
	買建								
	米ドル	2,178	－	2,351	173	1,707	－	1,687	△19
	円	45	－	45	0	9	－	9	△0
	英ポンド	263	－	261	△1	847	－	865	17
	その他通貨	35	－	35	△0	39	－	38	△0
	通貨オプション取引								
	売建　コール	83	－			－	－		
	米ドル	(1)		0	0	－		－	－
	買建　プット	83	－			－	－		
	米ドル	(1)		0	△0	－		－	－
	通貨スワップ取引								
	受取円・支払米ドル	4,029	1,567	△146	△146	1,567	738	△68	△68
	受取円・支払ユーロ	1,824	－	△129	△129	1,564	－	△276	△276
	受取円・支払英ポンド	14,518	2,727	△665	△665	15,501	15,501	△1,690	△1,690
	受取米ドル・支払ユーロ	1,932	－	△18	△18	3,787	1,587	△358	△358
	受取米ドル・支払タイバーツ	3,469	2,577	187	187	3,062	1,001	△88	△88
合計					△621				△2,436

前連結会計年度（平成18年３月31日現在）	当連結会計年度（平成19年３月31日現在）
（注）１．時価の算定方法 為替予約取引については、当連結決算日における先物為替相場によっております。 通貨オプション取引及び通貨スワップ取引については、取引相手先金融機関より提示された価格によっております。 ２．ヘッジ会計が適用されているものについては、記載対象から除いております。 ３．契約額等の欄の（　）の金額は通貨オプション取引のオプション料です。	（注）１．時価の算定方法 為替予約取引については、当連結決算日における先物為替相場によっております。 通貨スワップ取引については、取引相手先金融機関より提示された価格によっております。 ２．　　　　同左

(2) 金利関連

区分	種類	前連結会計年度（平成18年３月31日現在）				当連結会計年度（平成19年３月31日現在）			
		契約額等（百万円）	契約額等のうち１年超（百万円）	時価（百万円）	評価損益（百万円）	契約額等（百万円）	契約額等のうち１年超（百万円）	時価（百万円）	評価損益（百万円）
市場取引以外の取引	金利スワップ取引 受取固定・支払変動	699	699	△0	△0	－	－	－	－
合計		699	699	△0	△0	－	－	－	－

前連結会計年度 （平成18年３月31日現在）	当連結会計年度 （平成19年３月31日現在）
（注）１．時価の算定方法 取引相手先金融機関より提示された価格によっております。 ２．ヘッジ会計が適用されているものについては、記載対象から除いております。	―――――― ――――――

（退職給付関係）

1．採用している退職給付制度の概要

当社及び一部の国内連結子会社は、確定給付型の制度として、厚生年金基金制度を設けておりましたが、代行部分の返上に伴い、確定給付企業年金法に基づき平成15年６月に確定給付企業年金に移行しました。同時に退職給付制度の改定を行い、キャッシュバランスプラン（市場金利連動型年金）と、将来積立分の一部につき確定拠出年金制度を導入しました。その他、早期退職者に対して、自由定年支援金を支払う場合があります。

他の一部の国内連結子会社は、確定給付型の制度として、退職一時金制度を設けています。その他、従業員の退職等に際して、退職給付会計基準に準拠した数理計算による退職給付債務の対象とされない割増退職金を支払う場合があります。

また、一部の在外連結子会社は、確定給付型制度のほか、確定拠出型制度等を設けております。

2．退職給付債務に関する事項

	前連結会計年度 （平成18年３月31日現在） （百万円）	当連結会計年度 （平成19年３月31日現在） （百万円）
イ．退職給付債務	△222,105	△227,690
ロ．年金資産	183,938	206,102
ハ．未積立退職給付債務（イ＋ロ）	△38,166	△21,588
ニ．会計基準変更時差異の未処理額	16,125	14,334
ホ．未認識数理計算上の差異	27,933	19,097
ヘ．未認識過去勤務債務（債務の減額）	△22,888	△20,155
ト．連結貸借対照表計上額純額（ハ＋ニ＋ホ＋ヘ）	△16,996	△8,312
チ．前払年金費用	12,442	22,674
リ．退職給付引当金（ト－チ）	△29,439	△30,987

3．退職給付費用に関する事項

	前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日） （百万円）	当連結会計年度 （自　平成18年４月１日 至　平成19年３月31日） （百万円）
イ．勤務費用	7,061	8,716
ロ．利息費用	3,837	4,424
ハ．期待運用収益	△3,307	△3,905
ニ．会計基準変更時差異の費用処理額	1,793	1,790
ホ．数理計算上の差異の費用処理額（注）２	6,042	5,868
ヘ．過去勤務債務の費用処理額	△2,396	△2,310
ト．退職給付費用（イ＋ロ＋ハ＋ニ＋ホ＋ヘ）	13,031	14,584

前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	当連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
（注）１．上記退職給付費用以外に、当社及び一部の連結子会社において、確定拠出型等の退職給付費用として1,986百万円を計上しております。 ２．一部の在外連結子会社は数理計算上の差異について回廊アプローチを適用しております。	（注）１．上記退職給付費用以外に、当社及び一部の連結子会社において、確定拠出型等の退職給付費用として2,266百万円を計上しております。 ２．　　同左

4．退職給付債務等の計算の基礎に関する事項

	前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	当連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
イ．退職給付見込額の期間配分方法	期間定額基準	同左
ロ．割引率	主として 2.0%	主として 2.0%
ハ．期待運用収益率	主として 2.0%	主として 2.0%
ニ．過去勤務債務の額の処理年数	主として 15年 （発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により費用処理しております。）	主として 15年 （同左）
ホ．数理計算上の差異の処理年数	主として 10年 （発生時の従業員の平均残存勤務期間以内の一定の年数による定額法により発生年度から費用処理しております。）	主として 10年 （同左）
ヘ．会計基準変更時差異の処理年数	15年	15年

次へ

（ストックオプション等関係）

当連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

１．ストックオプションに係る当連結会計年度における費用計上額及び科目名

販売費及び一般管理費　　　301百万円

２．ストックオプションの内容、規模及びその変動状況

(1) ストックオプションの内容

	平成13年ストックオプション	平成14年ストックオプション	平成15年ストックオプション	平成16年ストックオプション
付与対象者の区分及び人数	当社取締役　18名	当社取締役　11名 当社使用人　31名 関係会社取締役　４名	当社取締役　11名 当社使用人　81名 関係会社取締役　３名	当社取締役　13名 当社使用人　89名 関係会社取締役　５名
ストックオプションの数	普通株式　168,000株	普通株式　540,000株（注）	普通株式1,052,000株（注）	普通株式1,163,000株（注）
付与日	平成13年７月27日	平成14年７月８日	平成15年７月８日	平成16年７月８日
権利確定条件	付されておりません	付されておりません	付されておりません	付されておりません
対象勤務期間	定めはありません	定めはありません	定めはありません	定めはありません
権利行使期間	平成15年７月28日～平成20年７月25日	平成16年７月１日～平成21年６月30日	平成17年７月１日～平成22年６月30日	平成18年７月１日～平成23年６月30日

（注）株式数に換算して記載しております。

	平成17年ストックオプション	平成18年 Ⅰストックオプション	平成18年 Ⅱストックオプション	平成18年 Ⅲストックオプション
付与対象者の区分及び人数	当社取締役　13名 当社使用人　90名 関係会社取締役　５名	当社取締役を兼務しない　12名 当社執行役員	当社取締役　14名	当社使用人　79名 関係会社取締役　４名
ストックオプションの数	普通株式 1,167,000株（注）	普通株式　12,000株（注）	普通株式　26,000株（注）	普通株式　437,000株（注）
付与日	平成17年７月８日	平成18年９月29日	平成18年９月29日	平成18年９月29日
権利確定条件	付されておりません	付されておりません	付されておりません	付されておりません
対象勤務期間	定めはありません	定めはありません	定めはありません	定めはありません
権利行使期間	平成19年７月１日～平成24年６月29日	平成20年７月１日～平成25年６月28日	平成20年７月１日～平成25年６月28日	平成20年７月１日～平成25年６月28日

（注）株式数に換算して記載しております。

(2) ストックオプションの規模及びその変動状況

当連結会計年度において存在したストックオプションを対象とし、ストックオプションの数については、株式数に換算して記載しております。

① ストックオプションの数

	平成13年 ストックオプション	平成14年 ストックオプション	平成15年 ストックオプション	平成16年 ストックオプション
権利確定前　　　(株)				
前連結会計年度末	—	—	—	—
付与	—	—	—	—
失効	—	—	—	—
権利確定	—	—	—	—
未確定残	—	—	—	—
権利確定後　　　(株)				
前連結会計年度末	99,000	438,000	696,000	1,151,000
権利確定	—	—	—	—
権利行使	—	38,000	254,000	132,000
失効	24,000	82,000	20,000	40,000
未行使残	75,000	318,000	422,000	979,000

	平成17年 ストックオプション	平成18年 Ⅰ ストックオプション	平成18年 Ⅱ ストックオプション	平成18年 Ⅲ ストックオプション
権利確定前　　　(株)				
前連結会計年度末	—	—	—	—
付与	—	12,000	26,000	437,000
失効	—	—	—	—
権利確定	—	12,000	26,000	437,000
未確定残	—	—	—	—
権利確定後　　　(株)				
前連結会計年度末	1,167,000	—	—	—
権利確定	—	12,000	26,000	437,000
権利行使	—	—	—	—
失効	9,000	—	—	—
未行使残	1,158,000	12,000	26,000	437,000

② 単価情報

	平成13年 ストックオプション	平成14年 ストックオプション	平成15年 ストックオプション	平成16年 ストックオプション
権利行使価格 (円)	3,275	2,955	2,372	2,695
行使時平均株価 (円)	−	3,198	3,227	3,316
公正な評価単価 (付与日) (円)	−	−	−	−

	平成17年 ストックオプション	平成18年 Ⅰ ストックオプション	平成18年 Ⅱ ストックオプション	平成18年 Ⅲ ストックオプション
権利行使価格 (円)	2,685	1	1	3,211
行使時平均株価 (円)	−	−	−	−
公正な評価単価 (付与日) (円)	−	2,932	2,932	435

3．ストックオプションの公正な評価単価の見積方法

当連結会計年度において付与された平成18年ストックオプションについての公正な評価単価の見積方法は、以下のとおりであります。

①使用した評価技法　　　　ブラック・ショールズ式

②主な基礎数値及び見積方法

	平成18年 Ⅰ ストックオプション	平成18年 Ⅱ ストックオプション	平成18年 Ⅲ ストックオプション
株価変動性 (注) 1	19.731%	19.731%	19.731%
予想残存期間 (注) 2	4.5年	4.5年	4.5年
予想配当 (注) 3	50円／株	50円／株	50円／株
無リスク利子率 (注) 4	1.049%	1.049%	1.049%

(注) 1．4年6か月（平成14年3月29日から平成18年9月29日まで）の週次株価終値に基づき算定しております。

2．十分なデータの蓄積がなく、合理的な見積りが困難であるため、権利行使期間の中間点において行使されるものと推定して見積っております。

3．平成18年3月期中間及び平成18年3月期期末の配当実績によっております。

4．予想残存期間に対応する期間に対応する国債の利回りであります。

4．ストックオプションの権利確定数の見積方法

基本的には、将来の失効数の合理的な見積りは困難であるため、実績の失効数のみ反映させる方法を採用しております。

（税効果会計関係）

1．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	前連結会計年度 (平成18年3月31日現在)	当連結会計年度 (平成19年3月31日現在)
繰延税金資産		
減価償却費	82,306 百万円	67,182 百万円
退職給付引当金	11,243	11,603
未払費用	9,970	11,593
未払事業税	1,659	1,166
繰越欠損金	30,173	38,225
その他	17,263	18,235
繰延税金資産小計	152,617	148,005
評価性引当額	△50,300	△46,058
繰延税金資産合計	102,317	101,947
繰延税金負債		
その他有価証券評価差額金	△3,684	△2,939
留保利益	△12,279	△14,804
圧縮記帳積立金	△4,663	△4,598
前払年金費用	△4,880	△8,996
その他	△5,422	△6,319
繰延税金負債合計	△30,929	△37,658
繰延税金資産の純額	71,387	64,288

2．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

	前連結会計年度 (平成18年3月31日)	当連結会計年度 (平成19年3月31日)
法定実効税率	40.54 %	法定実効税率と税効果会計適用後の法人税等の負担率との間の差異が法定実効税率の100分の5以下であるため注記を省略しております。
(調整)		
試験研究費等の法人税額特別控除	△3.15	
損金に算入されない営業権等の償却費	1.41	
その他	△0.59	
税効果会計適用後の法人税等の負担率	38.21	

（セグメント情報）

【事業の種類別セグメント情報】

最近２連結会計年度の事業の種類別セグメント情報は次のとおりであります。

前連結会計年度（自　平成17年４月１日　至　平成18年３月31日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	704,033	85,246	181,949	971,230	－	971,230
(2) セグメント間の内部売上高又は振替高	－	－	26,941	26,941	(26,941)	－
計	704,033	85,246	208,890	998,171	(26,941)	971,230
営業費用	611,334	80,074	186,861	878,270	(27,174)	851,095
営業利益	92,699	5,171	22,029	119,901	233	120,134
Ⅱ 資産、減価償却費、減損損失及び資本的支出						
資産	436,320	573,398	191,629	1,201,348	19,215	1,220,564
減価償却費	42,552	6,449	11,755	60,758	－	60,758
減損損失	233	－	－	233	－	233
資本的支出	24,939	154,127	24,528	203,595	－	203,595

当連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

	家庭用製品事業（百万円）	化粧品事業（百万円）	工業用製品事業（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益						
売上高						
(1) 外部顧客に対する売上高	744,747	292,663	194,396	1,231,808	－	1,231,808
(2) セグメント間の内部売上高又は振替高	－	－	29,212	29,212	(29,212)	－
計	744,747	292,663	223,609	1,261,020	(29,212)	1,231,808
営業費用	645,817	292,146	202,429	1,140,393	(29,443)	1,110,949
営業利益	98,930	516	21,180	120,627	231	120,858
Ⅱ 資産、減価償却費、減損損失及び資本的支出						
資産	439,985	563,715	210,782	1,214,483	33,314	1,247,797
減価償却費	42,017	37,072	13,081	92,171	－	92,171
減損損失	1,108	－	137	1,245	－	1,245
資本的支出	23,541	28,395	18,206	70,143	－	70,143

（注）１．事業区分の方法

事業区分は、製品の種類・性質及び販売方法の類似性を考慮し、家庭用製品、化粧品、工業用製品の事業に区分しております。

２．各事業区分の主要製品

事業区分	売上区分	主要製品
家庭用製品事業	パーソナルケア製品	化粧石けん、洗顔料、全身洗浄料、シャンプー、リンス、ヘアケア製品、ヘアカラー、入浴剤、歯みがき・歯ブラシ、男性化粧品
	ハウスホールド製品	衣料用洗剤、台所用洗剤、住居用洗剤、洗濯仕上剤、掃除用紙製品
	サニタリーほか製品	生理用品、紙おむつ、食用油、飲料
化粧品事業	化粧品	カウンセリング化粧品、セルフ化粧品
工業用製品事業	工業用製品	業務用食用油脂、脂肪酸、油脂アルコール、グリセリン、油脂アミン、界面活性剤、ポリウレタン原料、合成樹脂用可塑剤、トナー・トナーバインダー、香料

３．資産のうち消去又は全社の項目に含めた全社資産の金額は、当社の金融資産（現金及び預金、有価証券、投資有価証券等）であり、金額は下記のとおりであります。

前連結会計年度　20,809百万円

当連結会計年度　33,983百万円

４．減価償却費及び資本的支出には、長期前払費用と繰延資産の償却額及び増加額がそれぞれ含まれております。

【所在地別セグメント情報】

最近２連結会計年度の所在地別セグメント情報は次のとおりであります。

前連結会計年度（自　平成17年４月１日　至　平成18年３月31日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	697,484	84,468	93,738	95,537	971,230	－	971,230
(2) セグメント間の内部売上高又は振替高	10,571	26,429	1,428	13,947	52,377	(52,377)	－
計	708,056	110,898	95,167	109,485	1,023,607	(52,377)	971,230
営業費用	606,402	105,054	88,388	101,962	901,807	(50,712)	851,095
営業利益	101,653	5,844	6,778	7,522	121,799	(1,664)	120,134
Ⅱ 資産	934,184	107,509	75,471	127,499	1,244,665	(24,101)	1,220,564

当連結会計年度（自　平成18年４月１日　至　平成19年３月31日）

	日本（百万円）	アジア（百万円）	米州（百万円）	欧州（百万円）	計（百万円）	消去又は全社（百万円）	連結（百万円）
Ⅰ 売上高及び営業損益							
売上高							
(1) 外部顧客に対する売上高	906,790	99,737	106,246	119,033	1,231,808	－	1,231,808
(2) セグメント間の内部売上高又は振替高	17,405	26,252	484	16,883	61,026	(61,026)	－
計	924,196	125,989	106,730	135,917	1,292,834	(61,026)	1,231,808
営業費用	821,973	123,421	98,976	127,230	1,171,602	(60,652)	1,110,949
営業利益	102,222	2,567	7,754	8,687	121,232	(374)	120,858
Ⅱ 資産	908,196	122,118	86,293	144,360	1,260,968	(13,171)	1,247,797

（注）１．国又は地域の区分の方法
　　　地理的近接度により区分しております。
　２．本邦以外の区分に属する主な国又は地域
　　(1) アジア：東アジア及び東南アジア諸国、オーストラリア
　　(2) 米州　：米国、カナダ、メキシコ
　　(3) 欧州　：ヨーロッパ諸国、南アフリカ
　３．資産のうち消去又は全社の項目に含めた全社資産は、当社の金融資産（現金及び預金、有価証券、投資有価証券等）であり、金額は下記のとおりであります。
　　　前連結会計年度　20,809百万円
　　　当連結会計年度　33,983百万円

【海外売上高】

最近2連結会計年度の海外売上高は次のとおりであります。

前連結会計年度（自　平成17年4月1日　至　平成18年3月31日）

	アジア	米州	欧州	計
Ⅰ　海外売上高（百万円）	92,711	94,356	93,139	280,207
Ⅱ　連結売上高（百万円）				971,230
Ⅲ　連結売上高に占める海外売上高の割合（%）	9.5	9.7	9.6	28.9

当連結会計年度（自　平成18年4月1日　至　平成19年3月31日）

	アジア	米州	欧州	計
Ⅰ　海外売上高（百万円）	112,274	108,684	114,557	335,516
Ⅱ　連結売上高（百万円）				1,231,808
Ⅲ　連結売上高に占める海外売上高の割合（%）	9.1	8.8	9.3	27.2

（注）1．国又は地域の区分の方法

地理的近接度により区分しております。

2．各区分に属する主な国又は地域

(1) アジア：東アジア及び東南アジア諸国、オーストラリア

(2) 米州　：米国、カナダ、メキシコ

(3) 欧州　：ヨーロッパ諸国、南アフリカ

3．海外売上高は、当社及び連結子会社の本邦以外の国又は地域における売上高であります。

【関連当事者との取引】

前連結会計年度（自　平成17年4月1日　至　平成18年3月31日）

役員及び個人主要株主等

属性	氏名	住所	資本金（百万円）	事業の内容又は職業	議決権等の被所有割合	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
役員	後藤　卓也	－	－	当社取締役	直接 0.0%	－	－	（財）花王芸術・科学財団への拠出金	20	－	－

（注）1．上記の取引は、いわゆる第三者のための取引であります。

2．取引金額には消費税等が含まれておりません。

当連結会計年度（自　平成18年4月1日　至　平成19年3月31日）

役員及び個人主要株主等

属性	氏名	住所	資本金（百万円）	事業の内容又は職業	議決権等の所有（被所有）割合（%）	関係内容		取引の内容	取引金額（百万円）	科目	期末残高（百万円）
						役員の兼任等	事業上の関係				
役員	後藤　卓也	－	－	当社取締役（財）花王芸術・科学財団理事長	被所有直接 0.0	－	－	（財）花王芸術・科学財団への拠出金（注）1	22	－	－
役員	高橋　温	－	－	当社取締役 住友信託銀行㈱代表取締役会長	被所有直接 0.0	－	－	資金の借入（注）2	3,400	一年以内に返済予定の長期借入金	2,000
										長期借入金	14,600
								利息の支払（注）2	73	－	－

取引条件及び取引条件の決定方針等

（注）1．（財）花王芸術・科学財団の事業計画を総合的に勘案して決定しております。

2．資金の借入及び利息の支払いについては、取締役高橋　温氏が代表権を有する第三者（住友信託銀行㈱）との取引であり、他の金融機関との取引と同様、一般的な借入条件で行っております。なお、資金の借入の取引金額は、当連結会計年度における返済金額であります。

（１株当たり情報）

前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）		当連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）	
１株当たり純資産額	935.11円	１株当たり純資産額	1,035.66円
１株当たり当期純利益	130.58円	１株当たり当期純利益	129.41円
潜在株式調整後１株当たり当期純利益	130.28円	潜在株式調整後１株当たり当期純利益	129.29円

（注）１．１株当たり純資産額の算定上の基礎は、以下のとおりであります。

	前連結会計年度末 （平成18年３月31日）	当連結会計年度末 （平成19年３月31日）
純資産の部の合計額（百万円）	－	574,751
純資産の部の合計額から控除する金額（百万円）	－	10,219
（うち新株予約権）	(－)	(301)
（うち少数株主持分）	(－)	(9,917)
普通株式に係る期末の純資産額（百万円）	－	564,531
普通株式の発行済株式数（千株）	－	549,443
普通株式の自己株式数（千株）	－	4,349
１株当たり純資産額の算定に用いられた期末の普通株式の数（千株）	－	545,094

（注）２．１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下のとおりであります。

	前連結会計年度 （自　平成17年４月１日 至　平成18年３月31日）	当連結会計年度 （自　平成18年４月１日 至　平成19年３月31日）
１株当たり当期純利益		
当期純利益（百万円）	71,140	70,527
普通株主に帰属しない金額（百万円）	90	－
（うち利益処分による役員賞与金）	(90)	(－)
普通株式に係る当期純利益（百万円）	71,049	70,527
期中平均株式数（千株）	544,126	544,995
潜在株式調整後１株当たり当期純利益		
当期純利益調整額（百万円）	3	－
（うち支払利息（税額相当額控除後））	(3)	(－)
普通株式増加数（千株）	1,248	520
（うち転換社債）	(1,013)	(－)
（うち新株予約権）	(234)	(520)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成14年６月27日定時株主総会決議ストックオプション （新株予約権　438個） 普通株式　438千株	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　75千株 平成18年６月29日定時株主総会決議ストックオプション （新株予約権　437個） 普通株式　437千株

（重要な後発事象）

該当事項はありません。

⑤【連結附属明細表】

【社債明細表】

会社名	銘柄	発行年月日	前期末残高（百万円）	当期末残高（百万円）	利率（%）	担保	償還期限
花王株式会社	第１回無担保社債	平成18年８月11日	―	50,000	1.60	なし	平成23年６月20日
花王株式会社	第２回無担保社債	平成18年８月11日	―	49,995	1.91	なし	平成25年６月20日
合計	―	―	―	99,995	―	―	―

(注) 連結決算日後５年間の償還予定額は以下のとおりであります。

１年以内（百万円）	１年超２年以内（百万円）	２年超３年以内（百万円）	３年超４年以内（百万円）	４年超５年以内（百万円）
―	―	―	―	50,000

【借入金等明細表】

区分	前期末残高（百万円）	当期末残高（百万円）	平均利率（%）	返済期限
短期借入金	166,759	21,877	4.21	―
１年以内に返済予定の長期借入金	22,699	22,062	0.77	―
長期借入金（１年以内に返済予定のものを除く。）	218,545	211,774	1.02	平成20～25年
その他の有利子負債				
流動負債「その他」（預り金）	4,886	5,261	0.4	―
固定負債「その他」（長期預り金）	5,047	5,230	0.38	―
固定負債「その他」（長期未払金）	2,275	―	―	―
合計	420,214	266,205	―	―

(注) １．平均利率については、期末借入金残高に対する加重平均利率を記載しております。

２．長期借入金（１年以内に返済予定のものを除く。）の連結決算日後５年内における返済予定額は以下のとおりであります。なお、４年以内の返済金額は、予定されている最低金額にて記載しております。

	１年超２年以内（百万円）	２年超３年以内（百万円）	３年超４年以内（百万円）	４年超５年以内（百万円）
長期借入金	22,711	22,046	116,646	30,012

(2) 【その他】

①決算日後の状況

特記事項はありません。

②訴訟

当社グループが当事者になっている係争中の訴訟が存在するものの、当社グループの経営成績及び財政状態に重要な影響を及ぼすものはないと考えております。

2【財務諸表等】

(1)【財務諸表】

①【貸借対照表】

区分	注記番号	前事業年度（平成18年３月31日現在）金額（百万円）		構成比（%）	当事業年度（平成19年３月31日現在）金額（百万円）		構成比（%）
（資産の部）							
Ⅰ　流動資産							
1．現金及び預金			16,062			19,569	
2．売掛金	※5		54,036			58,285	
3．有価証券			−			6,590	
4．製品	※4		27,883			29,512	
5．原材料			8,845			7,619	
6．仕掛品			10,356			9,440	
7．貯蔵品			1,975			2,000	
8．前払費用			2,990			2,968	
9．繰延税金資産			6,441			6,656	
10．関係会社短期貸付金			17,182			8,459	
11．未収入金	※5		11,031			8,237	
12．その他	※5		8,016			4,738	
13．貸倒引当金			△314			△248	
流動資産合計			164,506	16.1		163,830	16.2
Ⅱ　固定資産							
(1) 有形固定資産							
1．建物	※1	186,204			189,911		
減価償却累計額		134,200	52,003		139,063	50,848	
2．構築物	※1	58,238			58,978		
減価償却累計額		47,953	10,285		48,889	10,088	
3．機械及び装置	※1	489,880			493,272		
減価償却累計額		439,441	50,439		442,513	50,758	
4．車両運搬具		2,483			2,420		
減価償却累計額		2,313	169		2,270	150	
5．工具、器具及び備品		50,236			50,787		
減価償却累計額		44,412	5,823		44,661	6,126	
6．土地			44,317			44,488	
7．建設仮勘定			4,735			3,992	
有形固定資産合計			167,776	16.3		166,454	16.5
(2) 無形固定資産							
1．特許権			21,610			18,938	
2．借地権			24			24	
3．商標権			156,183			148,400	
4．実用新案権			599			475	
5．意匠権			4,602			3,946	
6．ソフトウェア			5,948			5,795	
7．その他			1,404			984	
無形固定資産合計			190,374	18.6		178,564	17.7
(3) 投資その他の資産							
1．投資有価証券			10,371			10,481	
2．関係会社株式			401,501			387,325	
3．関係会社出資金			48,939			54,045	
4．関係会社長期貸付金			5,858			15,388	
5．長期前払費用			133			102	
6．繰延税金資産			25,265			15,681	
7．前払年金費用			−			13,850	
8．その他			9,436			3,032	
9．貸倒引当金			△8			−	
投資その他の資産合計			501,498	49.0		499,907	49.6
固定資産合計			859,648	83.9		844,927	83.8
資産合計			1,024,155	100.0		1,008,757	100.0

区分	注記番号	前事業年度（平成18年３月31日現在）			当事業年度（平成19年３月31日現在）		
		金額（百万円）		構成比（%）	金額（百万円）		構成比（%）
（負債の部）							
Ⅰ　流動負債							
１．買掛金	※５		58,060			64,764	
２．短期借入金			143,000			―	
３．一年以内に返済予定の長期借入金			22,000			22,000	
４．未払金			15,243			13,625	
５．未払費用			39,255			45,849	
６．未払法人税等			12,021			3,930	
７．預り金	※５		39,879			34,875	
８．その他			1,151			8,366	
流動負債合計			330,612	32.3		193,412	19.2
Ⅱ　固定負債							
１．社債			―			99,995	
２．長期借入金			218,000			210,600	
３．退職給付引当金			834			759	
４．役員退職慰労引当金			180			163	
５．その他			83			84	
固定負債合計			219,098	21.4		311,602	30.9
負債合計			549,710	53.7		505,015	50.1

区分	注記番号	前事業年度（平成18年３月31日現在）金額（百万円）		構成比（%）	当事業年度（平成19年３月31日現在）金額（百万円）		構成比（%）
（資本の部）							
Ⅰ　資本金	※２		85,424	8.3		－	－
Ⅱ　資本剰余金							
資本準備金		108,888			－		
資本剰余金合計			108,888	10.6		－	－
Ⅲ　利益剰余金							
１．利益準備金		14,116			－		
２．任意積立金							
(1) 特別償却準備金		191			－		
(2) 圧縮記帳積立金		6,745			－		
(3) 別途積立金		201,799			－		
３．当期未処分利益		62,603			－		
利益剰余金合計			285,456	27.9		－	－
Ⅳ　その他有価証券評価差額金	※７		4,652	0.5		－	－
Ⅴ　自己株式	※３		△9,978	△1.0		－	－
資本合計			474,444	46.3		－	－
負債資本合計			1,024,155	100.0		－	－
（純資産の部）							
Ⅰ　株主資本							
１．資本金			－	－		85,424	8.5
２．資本剰余金							
(1) 資本準備金		－			108,888		
(2) その他資本剰余金		－			4		
資本剰余金合計			－	－		108,893	10.8
３．利益剰余金							
(1) 利益準備金		－			14,116		
(2) その他利益剰余金							
特別償却準備金		－			147		
圧縮記帳積立金		－			6,539		
別途積立金		－			221,799		
繰越利益剰余金		－			72,610		
利益剰余金合計			－	－		315,214	31.2
４．自己株式			－	－		△9,850	△1.0
株主資本合計			－	－		499,681	49.5
Ⅱ　評価・換算差額等							
その他有価証券評価差額金			－	－		3,759	0.4
評価・換算差額等合計			－	－		3,759	0.4
Ⅲ　新株予約権			－	－		301	0.0
純資産合計			－	－		503,741	49.9
負債純資産合計			－	－		1,008,757	100.0

②【損益計算書】

区分	注記番号	前事業年度（自 平成17年4月1日 至 平成18年3月31日）金額（百万円）		百分比（%）	当事業年度（自 平成18年4月1日 至 平成19年3月31日）金額（百万円）		百分比（%）
Ⅰ 売上高	※1		688,589	100.0		709,554	100.0
Ⅱ 売上原価							
1．製品期首たな卸高	※2	28,492			27,883		
2．当期商品仕入高		50,089			54,193		
3．当期製品製造原価		242,484			253,728		
合計		321,066			335,805		
4．他勘定振替高	※3	3,844			3,354		
5．製品期末たな卸高	※2	27,883			29,512		
6．低価法によるたな卸資産評価損		46	289,385	42.0	38	302,977	42.7
売上総利益			399,204	58.0		406,577	57.3
Ⅲ 販売費及び一般管理費							
1．販売費	※4	252,988			258,452		
2．一般管理費	※4※5	55,664	308,652	44.8	69,511	327,963	46.2
営業利益			90,551	13.2		78,613	11.1
Ⅳ 営業外収益							
1．受取利息	※1	99			286		
2．有価証券利息		3			8		
3．受取配当金	※1	7,057			6,774		
4．為替差益		411			392		
5．その他	※1	2,559	10,131	1.4	2,450	9,913	1.4
Ⅴ 営業外費用							
1．支払利息	※1	217			2,045		
2．社債利息		5			1,114		
3．支払手数料		282			—		
4．その他		44	549	0.1	415	3,575	0.5
経常利益			100,134	14.5		84,951	12.0
Ⅵ 特別利益							
1．固定資産売却益	※6	38			5		
2．投資有価証券売却益		1,150			—		
3．関係会社株式売却益		—			8,290		
4．その他		8	1,197	0.2	12	8,307	1.2
Ⅶ 特別損失							
1．固定資産除却損	※7	1,693			1,762		
2．関係会社出資金評価損		2,822			1,558		
3．関係会社株式評価損		—			459		
4．その他		64	4,580	0.6	49	3,829	0.6
税引前当期純利益			96,750	14.1		89,429	12.6
法人税、住民税及び事業税		28,388			21,798		
法人税等調整額		4,229	32,617	4.8	9,978	31,776	4.5
当期純利益			64,133	9.3		57,653	8.1
前期繰越利益			14,430			—	
自己株式処分差損			2,345			—	
中間配当額			13,615			—	
当期未処分利益			62,603			—	

製造原価明細書

区分	注記番号	前事業年度（自　平成17年４月１日　至　平成18年３月31日）金額（百万円）	構成比（%）	当事業年度（自　平成18年４月１日　至　平成19年３月31日）金額（百万円）	構成比（%）
Ⅰ　原材料費		173,800	71.7	184,355	72.9
Ⅱ　労務費		20,669	8.5	20,424	8.1
Ⅲ　経費		48,057	19.8	48,033	19.0
（うち減価償却費）		(19,365)	(8.0)	(18,806)	(7.4)
（うち外注加工費）		(12,686)	(5.2)	(13,697)	(5.4)
当期総製造費用		242,527	100.0	252,813	100.0
期首仕掛品たな卸高		10,313		10,356	
計		252,840		263,169	
期末仕掛品たな卸高		10,356		9,440	
当期製品製造原価		242,484		253,728	

（注）標準原価に基づく工程別総合原価計算を採用し、期末に原価差額を調整しております。

③【利益処分計算書及び株主資本等変動計算書】

利益処分計算書

区分	注記番号	前事業年度 金額（百万円）	
Ⅰ　当期未処分利益			62,603
Ⅱ　任意積立金取崩額			
1．特別償却準備金取崩額		18	
2．圧縮記帳積立金取崩額		109	128
合計			62,732
Ⅲ　利益処分額			
1．配当金		13,637 （1株につき25円）	
2．取締役賞与金		73	
3．任意積立金			
別途積立金		20,000	33,711
Ⅳ　次期繰越利益			29,020
株主総会承認日		平成18年6月29日	

株主資本等変動計算書

当事業年度（自　平成18年４月１日　至　平成19年３月31日）

	株主資本											
		資本剰余金			利益剰余金							
						その他利益剰余金						
	資本金	資本準備金	その他資本剰余金	資本剰余金合計	利益準備金	特別償却準備金	圧縮記帳積立金	別途積立金	繰越利益剰余金	利益剰余金合計	自己株式	株主資本合計
平成18年３月31日　残高（百万円）	85,424	108,888	－	108,888	14,116	191	6,745	201,799	62,603	285,456	△9,978	469,791
事業年度中の変動額												
利益処分による利益配当									△13,637	△13,637		△13,637
剰余金の配当									△14,183	△14,183		△14,183
利益処分による役員賞与									△73	△73		△73
特別償却準備金の積立						23			△23	－		－
利益処分による特別償却準備金の取崩						△18			18	－		－
特別償却準備金の取崩						△48			48	－		－
圧縮記帳積立金の積立							5		△5	－		－
利益処分による圧縮記帳積立金の取崩							△109		109	－		－
圧縮記帳積立金の取崩							△101		101	－		－
利益処分による別途積立金の積立								20,000	△20,000	－		－
当期純利益									57,653	57,653		57,653
自己株式の取得											△1,085	△1,085
自己株式の処分			4	4							1,212	1,216
株主資本以外の項目の事業年度中の変動額（純額）												
事業年度中の変動額合計（百万円）	－	－	4	4	－	△43	△205	20,000	10,007	29,758	127	29,889
平成19年３月31日　残高（百万円）	85,424	108,888	4	108,893	14,116	147	6,539	221,799	72,610	315,214	△9,850	499,681

	評価・換算差額等			
	その他有価証券評価差額金	評価・換算差額等合計	新株予約権	純資産合計
平成18年３月31日　残高（百万円）	4,652	4,652	－	474,444
事業年度中の変動額				
利益処分による利益配当				△13,637
剰余金の配当				△14,183
利益処分による役員賞与				△73
特別償却準備金の積立				－
利益処分による特別償却準備金の取崩				－
特別償却準備金の取崩				－
圧縮記帳積立金の積立				－
利益処分による圧縮記帳積立金の取崩				－
圧縮記帳積立金の取崩				－
利益処分による別途積立金の積立				－
当期純利益				57,653
自己株式の取得				△1,085
自己株式の処分				1,216
株主資本以外の項目の事業年度中の変動額（純額）	△893	△893	301	△592
事業年度中の変動額合計（百万円）	△893	△893	301	29,297
平成19年３月31日　残高（百万円）	3,759	3,759	301	503,741

重要な会計方針

前事業年度 （自　平成17年４月１日 至　平成18年３月31日）	当事業年度 （自　平成18年４月１日 至　平成19年３月31日）
１．有価証券の評価基準及び評価方法 満期保有目的の債券 償却原価法（定額法） 子会社株式及び関連会社株式 移動平均法による原価法 その他有価証券 時価のあるもの …決算日の市場価格等に基づく時価法（評価差額は全部資本直入法により処理し、売却原価は移動平均法により算定） 時価のないもの …移動平均法による原価法	１．有価証券の評価基準及び評価方法 満期保有目的の債券 同左 子会社株式及び関連会社株式 同左 その他有価証券 時価のあるもの …決算日の市場価格等に基づく時価法（評価差額は全部純資産直入法により処理し、売却原価は移動平均法により算定） 時価のないもの 同左
２．たな卸資産の評価基準及び評価方法 総平均法による低価法	２．たな卸資産の評価基準及び評価方法 同左
３．固定資産の減価償却の方法 (1) 有形固定資産 定率法を採用しており、実質的残存価額まで償却しております。 なお、主な耐用年数は以下のとおりであります。 建物……………21～35年 機械及び装置…７年、９年 また、経済的陳腐化が予測されるものについては、経済的耐用年数を見積り、計画的かつ規則的に償却しております。 (2) 無形固定資産 定額法を採用しております。 なお、主な耐用年数は以下のとおりであります。 特許権…………………………８年 商標権…………………………10年 自社利用のソフトウェア…５年	３．固定資産の減価償却の方法 (1) 有形固定資産 同左 (2) 無形固定資産 同左
４．外貨建の資産及び負債の本邦通貨への換算基準 外貨建金銭債権債務は、決算日の直物為替相場により円貨に換算し、換算差額は損益として処理しております。 なお、為替予約等の振当処理の対象となっている外貨建金銭債権債務については、当該為替予約等の円貨額に換算しております。	４．外貨建の資産及び負債の本邦通貨への換算基準 同左

前事業年度 （自　平成17年４月１日 至　平成18年３月31日）	当事業年度 （自　平成18年４月１日 至　平成19年３月31日）
５．引当金の計上基準 (1) 貸倒引当金 売上債権、貸付金等の貸倒損失に備えるため、一般債権については貸倒実績率による計算額を、貸倒懸念債権等特定の債権については個別に回収可能性を検討し、回収不能見込額を計上しております。 (2) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生事業年度から費用処理しております。 なお、当事業年度末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「その他」に含めて計上しております。 (3) 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当事業年度末の残高は、当事業年度末に在任の取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。	５．引当金の計上基準 (1) 貸倒引当金 同左 (2) 退職給付引当金 従業員の退職給付に備えるため、当事業年度末における退職給付債務及び年金資産の見込額に基づき計上しております。 会計基準変更時差異については、15年による均等額を費用処理しております。 過去勤務債務は、その発生時の従業員の平均残存勤務期間以内の一定の年数（15年）による定額法により費用処理しております。 数理計算上の差異は、各事業年度の発生時における従業員の平均残存勤務期間以内の一定の年数（10年）による定額法により、それぞれ発生事業年度から費用処理しております。 なお、当事業年度末における年金資産が、退職給付債務から数理計算上の差異等を控除した額を超過する場合には、前払年金費用として投資その他の資産の「前払年金費用」に計上しております。 (3) 役員退職慰労引当金 役員の退職慰労金の支給に備えるため、当社内規に基づく要支給見積額を計上しておりましたが、平成13年７月以降新規の引当計上を停止しております。従いまして、当事業年度末の残高は、現任取締役が平成13年６月以前に就任していた期間に応じて引当計上した額であります。

前事業年度 (自　平成17年４月１日 至　平成18年３月31日)	当事業年度 (自　平成18年４月１日 至　平成19年３月31日)
６．リース取引の処理方法 リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引については、通常の賃貸借取引に係る方法に準じた会計処理によっております。	６．リース取引の処理方法 同左
７．ヘッジ会計の方法 (1) ヘッジ会計の方法 繰延ヘッジ処理を採用しております。 なお、為替予約及び通貨スワップについては振当処理の要件を満たしている場合は振当処理を、金利スワップについては特例処理の要件を満たしている場合は特例処理を採用しております。 (2) ヘッジ手段とヘッジ対象 ヘッジ手段　ヘッジ対象 為替予約　外貨建貸付金及び外貨建予定取引 通貨スワップ　外貨建貸付金 金利スワップ　借入金及び社債 (3) ヘッジ方針 当社内規に基づき、為替相場変動リスク及び金利変動リスクをヘッジしております。 なお、主要なリスクである海外関係会社への外貨建貸付金の為替相場変動リスクに関しては、原則として貸付金の50%以上をヘッジする方針であります。	７．ヘッジ会計の方法 (1) ヘッジ会計の方法 同左 (2) ヘッジ手段とヘッジ対象 同左 (3) ヘッジ方針 同左
８．その他財務諸表作成のための基本となる重要な事項 消費税等の会計処理 税抜方式によっております。	８．その他財務諸表作成のための基本となる重要な事項 消費税等の会計処理 同左

会計処理方法の変更

前事業年度 （自　平成17年４月１日 至　平成18年３月31日）	当事業年度 （自　平成18年４月１日 至　平成19年３月31日）
――――――	１．役員賞与に関する会計基準 　当事業年度より、「役員賞与に関する会計基準」（企業会計基準第４号 平成17年11月29日）を適用しております。これにより営業利益、経常利益及び税引前当期純利益は、それぞれ110百万円減少しております。 ２．貸借対照表の純資産の部の表示に関する会計基準 　当事業年度より、「貸借対照表の純資産の部の表示に関する会計基準」（企業会計基準第５号 平成17年12月９日）及び「貸借対照表の純資産の部の表示に関する会計基準等の適用指針」（企業会計基準適用指針第８号 平成17年12月９日）を適用しております。従来の資本の部の合計に相当する金額は503,440百万円であります。 　なお、当事業年度における貸借対照表の純資産の部については、財務諸表等規則の改正に伴い、改正後の財務諸表等規則により作成しております。 ３．企業結合に係る会計基準等 　当事業年度より、「企業結合に係る会計基準」（企業会計審議会 平成15年10月31日）及び「事業分離等に関する会計基準」（企業会計基準第７号 平成17年12月27日）並びに「企業結合会計基準及び事業分離等会計基準に関する適用指針」（企業会計基準適用指針第10号 改正平成18年12月22日）を適用しております。これによる損益に与える影響はありません。 ４．ストック・オプション等に関する会計基準 　当事業年度より、「ストック・オプション等に関する会計基準」（企業会計基準第８号 平成17年12月27日）及び「ストック・オプション等に関する会計基準の適用指針」（企業会計基準適用指針第11号 改正平成18年５月31日）を適用しております。これにより、営業利益、経常利益及び税引前当期純利益はそれぞれ301百万円減少しております。 ５．自己株式及び準備金の額の減少等に関する会計基準等の改正 　当事業年度より、改正後の「自己株式及び準備金の額の減少等に関する会計基準」（企業会計基準第１号 最終改正平成18年８月11日）及び「自己株式及び準備金の額の減少等に関する会計基準の適用指針」（企業会計基準適用指針第２号 最終改正平成18年８月11日）を適用しております。これによる損益に与える影響はありません。 ６．金融商品に関する会計基準の改正 　当事業年度より、改正後の「金融商品に関する会計基準」（企業会計基準第10号 改正平成18年８月11日）を適用しております。これによる損益に与える影響は軽微であります。

表示方法の変更

前事業年度 (自　平成17年4月1日 至　平成18年3月31日)	当事業年度 (自　平成18年4月1日 至　平成19年3月31日)
(貸借対照表) 従来、無形固定資産の「その他」に含めて表示しておりました「意匠権」(前事業年度2百万円)は、区分掲記しております。 (損益計算書) 1．当事業年度において、あらたに金融機関等に対する支払手数料が発生したため、従来区分掲記しておりました「取立送金手数料」(当事業年度59百万円)は、「支払手数料」に含めて表示しております。 2．従来、区分掲記しておりました「不動産取得税」(当事業年度3百万円)は、営業外費用の総額の100分の10以下となったため、営業外費用の「その他」に含めて表示しております。	(貸借対照表) 従来、投資その他の資産の「その他」に含めて表示しておりました「前払年金費用」(前事業年度6,216百万円)は、資産の総額の100分の1を超えることになったため区分掲記しております。 (損益計算書) 1．従来、区分掲記しておりました「支払手数料」(当事業年度59百万円)は、営業外費用の総額の100分の10以下となったため、営業外費用の「その他」に含めて表示しております。 2．従来、区分掲記しておりました「投資有価証券売却益」(当事業年度7百万円)は、特別利益の総額の100分の10以下となったため、特別利益の「その他」に含めて表示しております。

注記事項

（貸借対照表関係）

前事業年度 （平成18年３月31日現在）	当事業年度 （平成19年３月31日現在）
※１．国庫補助金の受入れにより取得価額より控除した固定資産の圧縮記帳累計額は693百万円であり、その内訳は建物20百万円、構築物33百万円、機械及び装置638百万円であります。	※１．国庫補助金の受入れにより取得価額より控除した固定資産の圧縮記帳累計額は906百万円であり、その内訳は建物51百万円、構築物34百万円、機械及び装置820百万円であります。
※２．株式の状況 会社が発行する株式の総数 普通株式　1,000,000千株 発行済株式総数 普通株式　549,443 千株 なお、定款では「当会社の発行する株式の総数は10億株とする。ただし株式の消却が行われた場合には、これに相当する株式数を減ずる。」と定めております。	――――――
※３．自己株式 当社が保有する自己株式の数は、普通株式3,924千株であります。	――――――
※４．商品を含んでおります。	※４．同左
※５．関係会社に対するものが次のとおり含まれております。 売掛金　37,159百万円 売掛金以外の債権合計　9,955 買掛金　5,038 預り金　38,998	※５．関係会社に対するものが次のとおり含まれております。 売掛金　38,033百万円 売掛金以外の債権合計　8,344 買掛金　3,612 預り金　34,025
６．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他３行）からの借入金に対し、633百万円の連帯保証を行っております。 また、関係会社２社の金融機関からの借入金に対し、1,621百万円の保証を行っております。 (2) 関係会社１社の地方自治体からの借入金に対し、355百万円の保証予約を行っております。 (3) 関係会社１社の政府系機関からの借入金に対し、224百万円の経営指導念書等の差入れを金融機関に行っております。	６．保証債務 (1) 当社従業員の財形貯蓄制度による金融機関（みずほ銀行他３行）からの借入金に対し、540百万円の連帯保証を行っております。 また、関係会社１社の金融機関からの借入金に対し、155百万円の保証を行っております。 (2) 関係会社１社の地方自治体からの借入金に対し、357百万円の保証予約を行っております。 (3) 関係会社１社の政府系機関からの借入金に対し、205百万円の経営指導念書等の差入れを金融機関に行っております。
※７．配当制限 商法施行規則第124条第３号に規定する資産に時価を付したことにより増加した純資産額は4,652百万円であります。	――――――

（損益計算書関係）

前事業年度 （自　平成17年４月１日 至　平成18年３月31日）	当事業年度 （自　平成18年４月１日 至　平成19年３月31日）
※１．関係会社との取引に係るものが次のとおり含まれております。 売上高　620,138百万円 受取配当金　6,982 受取配当金以外の営業外収益の合計　1,444 支払利息　89	※１．関係会社との取引に係るものが次のとおり含まれております。 売上高　641,232百万円 受取配当金　6,675 受取配当金以外の営業外収益の合計　1,226 支払利息　205
※２．商品を含んでおります。	※２．同左
※３．他勘定振替高は、製品を拡売費及び販促費その他に振替えた額であります。	※３．同左
※４．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 (1) 販売費 販売手数料　120,296百万円 荷造発送費　16,474 広告宣伝費　56,541 拡売費及び販促費　21,790 給料手当・賞与　8,476 退職給付費用　1,500 減価償却費　13,158 (2) 一般管理費 給料手当・賞与　6,249百万円 退職給付費用　255 減価償却費　4,950 研究開発費　35,618 （うち、減価償却費　3,683）	※４．販売費及び一般管理費の主要な費目及び金額は次のとおりであります。 (1) 販売費 販売手数料　123,079百万円 荷造発送費　17,022 広告宣伝費　56,021 拡売費及び販促費　24,007 給与手当・賞与　9,021 減価償却費　12,932 (2) 一般管理費 給料手当・賞与　7,303百万円 減価償却費　19,250 研究開発費　36,048 （うち、減価償却費　3,838）
※５．一般管理費に含まれる研究開発費は、35,618百万円であります。なお、当期総製造費用に含まれる研究開発費はありません。	※５．一般管理費に含まれる研究開発費は、36,048百万円であります。なお、当期総製造費用に含まれる研究開発費はありません。
※６．固定資産売却益の内訳は次のとおりであります。 建物他　38百万円	※６．固定資産売却益の内訳は次のとおりであります。 機械装置他　5百万円
※７．固定資産除却損の内訳は次のとおりであります。 機械及び装置　1,060百万円 建物他　633	※７．固定資産除却損の内訳は次のとおりであります。 機械及び装置　1,282百万円 建物他　479

（株主資本等変動計算書関係）

当事業年度（自　平成18年４月１日　至　平成19年３月31日）

自己株式の種類及び株式数に関する事項

	前事業年度末株式数（千株）	当事業年度増加株式数（千株）	当事業年度減少株式数（千株）	当事業年度末株式数（千株）
普通株式	3,924	340	472	3,793
合計	3,924	340	472	3,793

（注）普通株式の自己株式の株式数の増加340千株は、単元未満株式の買い取りによる増加であります。
普通株式の自己株式の株式数の減少472千株は、ストックオプションの行使による減少424千株及び単元未満株式の売り渡しによる減少48千株であります。

（リース取引関係）

前事業年度 （自　平成17年４月１日 至　平成18年３月31日）	当事業年度 （自　平成18年４月１日 至　平成19年３月31日）
１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引	１．リース物件の所有権が借主に移転すると認められるもの以外のファイナンス・リース取引
(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額	(1) リース物件の取得価額相当額、減価償却累計額相当額、減損損失累計額相当額及び期末残高相当額

前事業年度

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	期末残高相当額（百万円）
建物等	8,621	1,399	－	7,222

当事業年度

	取得価額相当額（百万円）	減価償却累計額相当額（百万円）	減損損失累計額相当額（百万円）	期末残高相当額（百万円）
建物等	8,617	1,872	－	6,745

前事業年度	当事業年度
（注）取得価額相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。	（注）　同左
(2) 未経過リース料期末残高相当額等 未経過リース料期末残高相当額 １年内　476百万円 １年超　6,745 合計　7,222 リース資産減損勘定の残高　－百万円	(2) 未経過リース料期末残高相当額等 未経過リース料期末残高相当額 １年内　476百万円 １年超　6,269 合計　6,745 リース資産減損勘定の残高　－百万円
（注）未経過リース料期末残高相当額は、有形固定資産の期末残高等に占める未経過リース料期末残高の割合が低いため、支払利子込み法により算定しております。	（注）　同左
(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失 ①支払リース料　476百万円 ②リース資産減損勘定の取崩額　－ ③減価償却費相当額　476 ④減損損失　－	(3) 支払リース料、リース資産減損勘定の取崩額、減価償却費相当額及び減損損失 ①支払リース料　476百万円 ②リース資産減損勘定の取崩額　－ ③減価償却費相当額　476 ④減損損失　－
(4) 減価償却費相当額の算定方法 リース期間を耐用年数とし、残存価額を零とする定額法によっております。	(4) 減価償却費相当額の算定方法 同左
２．オペレーティング・リース取引 未経過リース料 １年内　638百万円 １年超　9,408 合計　10,046	２．オペレーティング・リース取引 未経過リース料 １年内　635百万円 １年超　8,770 合計　9,406

（有価証券関係）

前事業年度（自　平成17年４月１日　至　平成18年３月31日）及び当事業年度（自　平成18年４月１日　至　平成19年３月31日）における子会社株式及び関連会社株式で時価のあるものはありません。

（税効果会計関係）

１．繰延税金資産及び繰延税金負債の発生の主な原因別の内訳

	前事業年度 （平成18年３月31日現在）	当事業年度 （平成19年３月31日現在）
繰延税金資産		
減価償却費	23,415 百万円	23,617 百万円
退職給付引当金	338	308
未払費用	2,966	3,417
未払事業税	1,201	834
土地評価損	4,572	4,572
関係会社出資金評価損	6,661	7,293
その他	2,884	3,215
繰延税金資産小計	42,040	43,258
評価性引当額	―	△8,183
繰延税金資産合計	42,040	35,075
繰延税金負債		
その他有価証券評価差額金	△3,172	△2,563
圧縮記帳積立金	△4,524	△4,458
その他	△2,637	△5,715
繰延税金負債合計	△10,333	△12,737
繰延税金資産の純額	31,706	22,337

２．法定実効税率と税効果会計適用後の法人税等の負担率との間に重要な差異があるときの、当該差異の原因となった主要な項目別の内訳

	前事業年度 （平成18年３月31日）	当事業年度 （平成19年３月31日）
法定実効税率	40.54 %	40.54 %
（調整）		
永久に益金に算入されない項目（受取配当金）	△2.41	―
受取配当金等永久に益金に算入されない項目（みなし配当金を含む）	―	△11.68
試験研究費等の法人税額特別控除	△3.54	△2.88
評価性引当額	―	9.15
その他	△0.88	0.40
税効果会計適用後の法人税等の負担率	33.71	35.53

（１株当たり情報）

前事業年度 （自　平成17年４月１日 至　平成18年３月31日）		当事業年度 （自　平成18年４月１日 至　平成19年３月31日）	
１株当たり純資産額	869.58円	１株当たり純資産額	922.64円
１株当たり当期純利益	117.61円	１株当たり当期純利益	105.68円
潜在株式調整後１株当たり当期純利益	117.34円	潜在株式調整後１株当たり当期純利益	105.58円

（注）１．１株当たり純資産額の算定上の基礎は、以下のとおりであります。

	前事業年度末 （平成18年３月31日）	当事業年度末 （平成19年３月31日）
純資産の部の合計額（百万円）	－	503,741
純資産の部の合計額から控除する金額（百万円）	－	301
（うち新株予約権）	(－)	(301)
普通株式に係る期末の純資産額（百万円）	－	503,440
普通株式の発行済株式数（千株）	－	549,443
普通株式の自己株式数（千株）	－	3,793
１株当たり純資産額の算定に用いられた期末の普通株式の数（千株）	－	545,650

（注）２．１株当たり当期純利益及び潜在株式調整後１株当たり当期純利益の算定上の基礎は、以下のとおりであります。

	前事業年度 （自　平成17年４月１日 至　平成18年３月31日）	当事業年度 （自　平成18年４月１日 至　平成19年３月31日）
１株当たり当期純利益		
当期純利益（百万円）	64,133	57,653
普通株主に帰属しない金額（百万円）	73	－
（うち利益処分による取締役賞与金）	(73)	(－)
普通株式に係る当期純利益（百万円）	64,060	57,653
期中平均株式数（千株）	544,699	545,564
潜在株式調整後１株当たり当期純利益		
当期純利益調整額（百万円）	3	－
（うち支払利息（税額相当額控除後））	(3)	(－)
普通株式増加数（千株）	1,248	520
（うち転換社債）	(1,013)	(－)
（うち新株予約権）	(234)	(520)
希薄化効果を有しないため、潜在株式調整後１株当たり当期純利益の算定に含めなかった潜在株式の概要	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　99千株 平成14年６月27日定時株主総会決議ストックオプション （新株予約権　438個） 普通株式　438千株	平成13年６月28日定時株主総会決議ストックオプション （自己株式譲渡方式） 普通株式　75千株 平成18年６月29日定時株主総会決議ストックオプション （新株予約権　437個） 普通株式　437千株

（重要な後発事象）

該当事項はありません。

④【附属明細表】

【有価証券明細表】

【株式】

銘柄			株式数（株）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	㈱ミレアホールディングス	465,270	2,028
		㈱セブン＆アイ・ホールディングス	533,636	1,915
		㈱リブドゥコーポレーション	17,000	612
		㈱三井住友フィナンシャルグループ	479	512
		摂津製油㈱	1,364,343	496
		イオン㈱	177,407	416
		㈱みずほフィナンシャルグループ	479	364
		㈱山形銀行	567,292	356
		住友化学㈱	309,000	275
		㈱三菱ＵＦＪフィナンシャル・グループ	204	272
		その他（84銘柄）	3,772,090	2,230
		小計	7,207,202	9,481
計			7,207,202	9,481

【債券】

銘柄			券面総額（百万円）	貸借対照表計上額（百万円）
有価証券	満期保有目的の債券	第４３９回　政府短期証券	3,000	2,996
		大和ＳＭＢＣ　コマーシャルペーパー	2,000	1,996
		アクセント・ファンディング・リミテッド　コマーシャルペーパー	1,000	998
		アクセント・ファンディング　コマーシャルペーパー	600	598
		小計	6,600	6,590
計			6,600	6,590

【その他】

銘柄			券面総額（百万円）	貸借対照表計上額（百万円）
投資有価証券	その他有価証券	フォルティス・リクィディティ・プレミア・キャッシュ・ファンド	1,000	1,000
		小計	1,000	1,000
計			1,000	1,000

【有形固定資産等明細表】

資産の種類	前期末残高（百万円）	当期増加額（百万円）	当期減少額（百万円）	当期末残高（百万円）	当期末減価償却累計額又は償却累計額（百万円）	当期償却額（百万円）	差引当期末残高（百万円）
有形固定資産							
建物	186,204	5,253	1,546	189,911	139,063	6,286	50,848
構築物	58,238	1,359	620	58,978	48,889	1,518	10,088
機械及び装置	489,880	17,601	14,209	493,272	442,513	16,844	50,758
車両運搬具	2,483	75	138	2,420	2,270	94	150
工具、器具及び備品	50,236	4,268	3,717	50,787	44,661	3,937	6,126
土地	44,317	303	133	44,488	－	－	44,488
建設仮勘定	4,735	29,189	29,932	3,992	－	－	3,992
有形固定資産計	836,097	58,052	50,297	843,852	677,397	28,681	166,454
無形固定資産							
特許権	22,649	127	－	22,776	3,837	2,799	18,938
借地権	24	－	－	24	－	－	24
商標権	211,326	12,519	－	223,845	75,445	20,302	148,400
実用新案権	620	－	－	620	144	124	475
意匠権	4,731	15	－	4,747	800	671	3,946
ソフトウェア	31,750	1,607	－	33,357	27,562	1,761	5,795
その他	2,953	1,964	1,930	2,987	2,002	453	984
無形固定資産計	274,055	16,233	1,930	288,358	109,793	26,112	178,564
長期前払費用	949	2	－	952	849	32	102
繰延資産							
――――――	－	－	－	－	－	－	－
繰延資産計	－	－	－	－	－	－	－

（注）１．当期増加額の主なものは下記のとおりであります。

機械及び装置	トナーバインダー生産設備	2,666百万円
	衣料用洗剤生産設備	1,597
	インクジェットプリンターインク用色材生産設備	1,274
	カラートナー生産設備	1,080
建設仮勘定	トナーバインダー生産設備	3,295
	衣料用洗剤生産設備	2,240
	インクジェットプリンターインク用色材生産設備	1,302
商標権	㈱カネボウ化粧品から取得した商標権	12,518

２．当期減少額の主なものは下記のとおりであります。

機械及び装置	アルコール生産設備再配置に伴う不要機器の除却	4,852百万円
	エステル生産設備更新に伴う不要機器の除却	1,051

【引当金明細表】

区分	前期末残高（百万円）	当期増加額（百万円）	当期減少額（目的使用）（百万円）	当期減少額（その他）（百万円）	当期末残高（百万円）
貸倒引当金	323	462	537	－	248
役員退職慰労引当金	180	－	17	－	163

(2) 【主な資産及び負債の内容】

① 流動資産

a 現金及び預金

区分	金額（百万円）
現金	0
預金	
当座預金	4,409
通知預金	14,500
その他	659
計	19,569
合計	19,569

b 売掛金

(イ) 相手先別内訳

相手先	金額（百万円）
花王販売㈱	28,135
花王化粧品販売㈱	3,622
花王プロフェッショナル・サービス㈱	2,330
昭栄薬品㈱	1,846
セイコーエプソン㈱	1,224
その他	21,127
合計	58,285

(注) 花王販売㈱と花王化粧品販売㈱は、平成19年4月1日をもって合併し、花王カスタマーマーケティング㈱となりました。

(ロ) 滞留状況

前期末残高（百万円）	当期発生高（百万円）	当期回収高（百万円）	当期末残高（百万円）	回収率（%）	滞留期間（日）
54,036	744,156	739,907	58,285	92.7	28

(注) 1．当期発生高には消費税等が含まれております。

2．回収率及び滞留期間の算出方法

$$\text{回収率} \cdots\cdots \frac{\text{当期回収高}}{\text{前期末残高}+\text{当期発生高}} \times 100$$

$$\text{滞留期間} \cdots\cdots \frac{\dfrac{\text{前期末残高}+\text{当期末残高}}{2}}{\dfrac{\text{当期発生高}}{365\text{日}}}$$

c　製品

事業区分	内容	金額（百万円）
家庭用製品事業	化粧石けん、洗顔料、全身洗浄料、シャンプー、リンス、ヘアケア製品、ヘアカラー、入浴剤、歯みがき・歯ブラシ、男性化粧品、衣料用洗剤、台所用洗剤、住居用洗剤、洗濯仕上剤、掃除用紙製品、生理用品、紙おむつ、食用油、飲料等	18,364
化粧品事業	カウンセリング化粧品、セルフ化粧品等	1,838
工業用製品事業	業務用食用油脂、脂肪酸、油脂アルコール、グリセリン、油脂アミン、界面活性剤、ポリウレタン原料、合成樹脂用可塑剤、トナー・トナーバインダー、香料等	9,310
合計		29,512

d　原材料

事業区分	金額（百万円）
家庭用製品事業	3,581
化粧品事業	323
工業用製品事業	3,714
合計	7,619

e　仕掛品

事業区分	金額（百万円）
家庭用製品事業	4,321
化粧品事業	809
工業用製品事業	4,309
合計	9,440

f　貯蔵品

種別	金額（百万円）
建設工事・修繕用資材	748
販促用貯蔵品	487
研究用貯蔵品	700
用度品他	63
合計	2,000

② 固定資産

a 関係会社株式

区分	金額（百万円）
子会社株式（計29社） 関連会社株式（計７社）	386,594 731
合計	387,325

b 関係会社出資金

区分	金額（百万円）
子会社出資金（計９社）	54,045
合計	54,045

③ 流動負債

a 買掛金

相手先	金額（百万円）
凸版印刷㈱	3,810
東洋製罐㈱	3,522
㈱吉野工業所	3,128
三井物産㈱	2,514
三井化学㈱	1,504
その他	50,283
合計	64,764

b 一年以内に返済予定の長期借入金

相手先	金額（百万円）
㈱三井住友銀行	6,600
㈱三菱東京ＵＦＪ銀行	3,100
㈱みずほコーポレート銀行	2,744
住友信託銀行㈱	2,000
みずほ信託銀行㈱	2,000
その他	5,555
合計	22,000

④ 固定負債

a 社債

区分	金額（百万円）
第１回無担保社債	50,000
第２回無担保社債	49,995
合計	99,995

b 長期借入金

相手先	金額（百万円）
㈱三井住友銀行	48,179
日本生命保険相互会社	30,000
㈱三菱東京ＵＦＪ銀行	22,630
㈱みずほコーポレート銀行	20,035
第一生命保険相互会社	20,000
住友信託銀行㈱	14,600
みずほ信託銀行㈱	14,600
その他	40,554
合計	210,600

(3) 【その他】

①決算日後の状況

特記事項はありません。

②訴訟

当社が当事者になっている係争中の訴訟が存在するものの、当社の経営成績及び財政状態に重要な影響を及ぼすものはないと考えております。

第６【提出会社の株式事務の概要】

事業年度	４月１日から３月31日まで
定時株主総会	６月中
基準日	３月31日
株券の種類	１株券、５株券、10株券、50株券、100株券、500株券、1,000株券、10,000株券、100,000株券及び100株未満の株数を表示する株券 上記株券のほか、株式会社証券保管振替機構名義の株式については、その請求に基づく株数を表示した株券を発行することができる。
剰余金の配当の基準日	９月30日、３月31日
１単元の株式数	1,000株
株式の名義書換え	
取扱場所	東京都港区芝三丁目33番１号　中央三井信託銀行株式会社本店
株主名簿管理人	東京都港区芝三丁目33番１号　中央三井信託銀行株式会社
取次所	中央三井信託銀行株式会社　全国各支店 日本証券代行株式会社　本店及び全国各支店
名義書換手数料	無料
新券交付手数料	印紙税相当額
株券喪失登録に伴う手数料	当社が、株主名簿管理人へ支払う株券喪失登録に関する手数料相当額
単元未満株式の買取り・買増し	
取扱場所	東京都港区芝三丁目33番１号　中央三井信託銀行株式会社本店
株主名簿管理人	東京都港区芝三丁目33番１号　中央三井信託銀行株式会社
取次所	中央三井信託銀行株式会社　全国各支店 日本証券代行株式会社　本店及び全国各支店
買取・買増手数料	当社が、株主名簿管理人へ支払う単元未満株式の買取・買増手数料相当額
公告掲載方法	電子公告とする。ただし事故その他やむを得ない事由によって電子公告をすることができない場合は、日本経済新聞に掲載する方法とする。 （公告掲載ＵＲＬ　http://www.kao.co.jp/corp/ir/）
株主に対する特典	該当事項はありません。

（注）当社定款の定めにより、当社の株主は、その有する単元未満株式について次に掲げる権利以外の権利を行使することができません。

１．会社法第189条第２項各号に掲げる権利
２．会社法第166条第１項の規定による請求をする権利
３．株主の有する株式数に応じて募集株式の割当て及び募集新株予約権の割当てを受ける権利
４．単元未満株式の売り渡しを請求する権利

第７【提出会社の参考情報】

１【提出会社の親会社等の情報】

当社は、親会社等はありません。

２【その他の参考情報】

当事業年度の開始日から有価証券報告書提出日までの間に、次の書類を提出しております。

(1) 有価証券報告書 及びその添付書類	事業年度 （第100期）	自　平成17年４月１日 至　平成18年３月31日	平成18年６月29日 関東財務局長に提出
(2) 半期報告書	中間会計期間 （第101期中）	自　平成18年４月１日 至　平成18年９月30日	平成18年11月15日 関東財務局長に提出
(3) 臨時報告書	証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第２号の２（株式報酬型ストックオプションの付与）に基づく臨時報告書		平成18年８月25日
	証券取引法第24条の５第４項及び企業内容等の開示に関する内閣府令第19条第２項第３号（特定子会社の異動）に基づく臨時報告書		平成19年４月２日 関東財務局長に提出
(4) 臨時報告書 の訂正報告書	平成18年８月25日提出上記（3）の臨時報告書に係る訂正報告書		平成18年９月29日 関東財務局長に提出
(5) 有価証券届出書 及びその添付書類	ストックオプションとしての新株予約権の募集		平成18年８月25日 関東財務局長に提出
(6) 有価証券届出書 の訂正届出書	上記（5）の有価証券届出書に係る訂正届出書		平成18年８月28日 平成18年９月29日 関東財務局長に提出

	報告期間		
(7) 自己株券買付状況報告書	自　平成18年３月１日	至　平成18年３月31日	平成18年４月10日
	自　平成18年４月１日	至　平成18年４月30日	平成18年５月12日
	自　平成18年５月１日	至　平成18年５月31日	平成18年６月９日
	自　平成18年６月１日	至　平成18年６月29日	平成18年７月10日 関東財務局長に提出

(8) 発行登録書（社債） 及びその添付書類		平成18年６月１日 関東財務局長に提出
(9) 発行登録書（社債） の訂正発行登録書	上記（8）の発行登録書に係る訂正発行登録書	平成18年６月29日 平成18年11月15日 平成19年４月２日 関東財務局長に提出
(10) 発行登録追補書類（社債） 及びその添付書類	上記（8）の発行登録書に係る追補書類	平成18年８月２日 関東財務局長に提出

第二部【提出会社の保証会社等の情報】

該当事項はありません。

独立監査人の監査報告書

平成18年６月29日

花王株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	佐藤　嘉雄	印
指定社員 業務執行社員	公認会計士	安藤　武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成17年４月１日から平成18年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結剰余金計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、花王株式会社及び連結子会社の平成18年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

(注) 上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成19年６月28日

花王株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	佐藤　嘉雄	印
指定社員 業務執行社員	公認会計士	安藤　　武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成18年４月１日から平成19年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、花王株式会社及び連結子会社の平成19年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

(注) 上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成18年6月29日

花王株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	佐藤　嘉雄	印
指定社員 業務執行社員	公認会計士	安藤　　武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成17年４月１日から平成18年３月31日までの第100期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、利益処分計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、花王株式会社の平成18年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

(注) 上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成19年６月28日

花王株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	佐藤　嘉雄	印
指定社員 業務執行社員	公認会計士	安藤　　武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成18年４月１日から平成19年３月31日までの第101期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、花王株式会社の平成19年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

【表紙】

【提出書類】	有価証券報告書の訂正報告書
【根拠条文】	証券取引法第24条第1項
【提出先】	関東財務局長
【提出日】	平成19年7月2日
【事業年度】	第101期（自　平成18年4月1日　至　平成19年3月31日）
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	０３（３６６０）７１１１
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【縦覧に供する場所】	株式会社東京証券取引所 （東京都中央区日本橋兜町２番１号）

1【有価証券報告書の訂正報告書の提出理由】

平成19年６月28日に提出致しました第101期（自　平成18年４月１日　至　平成19年３月31日）有価証券報告書の記載事項の一部に訂正すべき事項がありましたので、これを訂正するため有価証券報告書の訂正報告書を提出するものであります。

2【訂正事項】

監査報告書

当期連結財務諸表に対する監査報告書

当期財務諸表に対する監査報告書

3【訂正箇所】

訂正箇所は__線で示しております。

（訂正前）

当期連結財務諸表に対する監査報告書

指定社員
業務執行社員　　公認会計士　佐藤　嘉雄　　印

当期財務諸表に対する監査報告書

指定社員
業務執行社員　　公認会計士　佐藤　嘉雄　　印

（訂正後）

当期連結財務諸表に対する監査報告書

指定社員
業務執行社員　　公認会計士　市川　育義　　印

当期財務諸表に対する監査報告書

指定社員
業務執行社員　　公認会計士　市川　育義　　印

独立監査人の監査報告書

平成19年6月28日

花王株式会社
取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	市川　育義	印
指定社員 業務執行社員	公認会計士	安藤　　武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成18年４月１日から平成19年３月31日までの連結会計年度の連結財務諸表、すなわち、連結貸借対照表、連結損益計算書、連結株主資本等変動計算書、連結キャッシュ・フロー計算書及び連結附属明細表について監査を行った。この連結財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から連結財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に連結財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての連結財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の連結財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、花王株式会社及び連結子会社の平成19年３月31日現在の財政状態並びに同日をもって終了する連結会計年度の経営成績及びキャッシュ・フローの状況をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

（注）上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

独立監査人の監査報告書

平成19年６月28日

花王株式会社

取締役会　御中

監査法人トーマツ

指定社員 業務執行社員	公認会計士	吉田　修己	印
指定社員 業務執行社員	公認会計士	市川　育義	印
指定社員 業務執行社員	公認会計士	安藤　　武	印

当監査法人は、証券取引法第193条の２の規定に基づく監査証明を行うため、「経理の状況」に掲げられている花王株式会社の平成18年４月１日から平成19年３月31日までの第101期事業年度の財務諸表、すなわち、貸借対照表、損益計算書、株主資本等変動計算書及び附属明細表について監査を行った。この財務諸表の作成責任は経営者にあり、当監査法人の責任は独立の立場から財務諸表に対する意見を表明することにある。

当監査法人は、我が国において一般に公正妥当と認められる監査の基準に準拠して監査を行った。監査の基準は、当監査法人に財務諸表に重要な虚偽の表示がないかどうかの合理的な保証を得ることを求めている。監査は、試査を基礎として行われ、経営者が採用した会計方針及びその適用方法並びに経営者によって行われた見積りの評価も含め全体としての財務諸表の表示を検討することを含んでいる。当監査法人は、監査の結果として意見表明のための合理的な基礎を得たと判断している。

当監査法人は、上記の財務諸表が、我が国において一般に公正妥当と認められる企業会計の基準に準拠して、花王株式会社の平成19年３月31日現在の財政状態及び同日をもって終了する事業年度の経営成績をすべての重要な点において適正に表示しているものと認める。

会社と当監査法人又は業務執行社員との間には、公認会計士法の規定により記載すべき利害関係はない。

以　上

(注) 上記は、監査報告書の原本に記載された事項を電子化したものであり、その原本は当社（有価証券報告書提出会社）が別途保管しております。

Exhibit B-4

【表紙】

【提出書類】	訂正発行登録書
【提出先】	関東財務局長
【提出日】	平成19年6月28日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾崎　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03(3660)7111
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03(3660)7111
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【発行登録の対象とした募集有価証券の種類】	社債
【発行登録書の提出日】	平成18年6月1日
【発行登録書の効力発生日】	平成18年6月9日
【発行登録書の有効期限】	平成20年6月8日
【発行登録番号】	18－関東78
【発行予定額】	120,000百万円
【発行残額】	20,000百万円 (20,005百万円) (注) 発行残額は、券面総額又は振替社債の総額の合計額（下段（ ）書きは、発行価額の総額の合計額）に基づき算出した。
【効力停止期間】	この訂正発行登録書の提出による発行登録の効力停止期間は、平成19年6月28日（提出日）である。
【提出理由】	有価証券報告書（第101期中　自平成18年4月1日　至平成19年3月31日）を平成19年6月28日に関東財務局長へ提出した。この有価証券報告書の提出により、当該書類を平成18年6月1日付で提出した発行登録書の参照書類とする。
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町2番1号)

【訂正内容】

表紙の「提出理由」に記載のとおりである。

【表紙】

【提出書類】	訂正発行登録書
【提出先】	関東財務局長
【提出日】	平成19年7月2日
【会社名】	花王株式会社
【英訳名】	Kao Corporation
【代表者の役職氏名】	代表取締役　社長執行役員　　尾﨑　元規
【本店の所在の場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03(3660)7111
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【最寄りの連絡場所】	東京都中央区日本橋茅場町一丁目14番10号
【電話番号】	03(3660)7111
【事務連絡者氏名】	取締役　執行役員　会計財務部門統括　三田　慎一
【発行登録の対象とした募集有価証券の種類】	社債
【発行登録書の提出日】	平成18年6月1日
【発行登録書の効力発生日】	平成18年6月9日
【発行登録書の有効期限】	平成20年6月8日
【発行登録番号】	18－関東78
【発行予定額】	120,000百万円
【発行残額】	20,000百万円 (20,005百万円) (注) 発行残額は、券面総額又は振替社債の総額の合計額（下段（ ）書きは、発行価額の総額の合計額）に基づき算出した。
【効力停止期間】	この訂正発行登録書の提出による発行登録の効力停止期間は、平成19年7月2日（提出日）である。
【提出理由】	有価証券報告書（第101期中　自平成18年4月1日　至平成19年3月31日）の訂正報告書を平成19年7月2日に関東財務局長へ提出した。この訂正報告書の提出により、当該書類を平成18年6月1日付で提出した発行登録書の参照書類とする。
【縦覧に供する場所】	株式会社東京証券取引所 (東京都中央区日本橋兜町2番1号)

【訂正内容】

表紙の「提出理由」に記載のとおりである。

Exhibit B-5



株主のみなさまへ

花王株式会社 期末報告書

2006.4.1—2007.3.31

社長インタビュー
経営の課題と今後の方向

目 次

2007年3月期の決算の概要、そして今後の花王グループの事業戦略、方向などについて、尾崎社長に聞きました。

Q1. 2007年3月期の連結決算の概要について教えて下さい。

売上高は、前期に当社グループに加わったモルトン・ブラウン社及び株式会社カネボウ化粧品の寄与や既存事業の成長により、前期より2,605億円増加し、1兆2,318億円

連結売上高・利益の推移


売上高 (億円)
売上高
営業利益
当期純利益
利益 (億円)
15,000
10,000
5,000
0
2,500
2,000
1,500
1,000
500
0
97
98
99
00
01
02
03
04
05
06 (年度)

(前期比126.8%)となりました。

国内の家庭用製品では、高付加価値商品の発売や積極的なマーケティング活動により、売り上げは拡大しました。化粧品では、市場が横ばいに推移する中、株式会社カネボウ化粧品の寄与により売り上げは大幅に増え、ほぼ計画通りに推移しました。工業用製品では、注力製品の伸長により堅調に推移しました。

海外事業の売り上げは、日本を含めた一体運営に取り組んでいるアジアの家庭用製品が着実に回復しており、また欧米の家庭用製品と工業用製品も順調に推移して、売り上げを伸ばしました。

営業利益は、1,208億円(前期比100.6%)となりました。原材料価格の上昇の影響やカネボウ化粧品関連の知的財産権及びのれんの償却費の負担などを、売り上げの増加やコストダウンなどにより吸収しました。

経常利益は、1,201億円(前期比98.5%)となりました。営業外損益は、前期の18億円の収益(純額)から、6億円の損失(純額)となりました。これは主に、借入金や社債などの有利子負債が増えたことによる支払利息の増加によるものです。

当期純利益は、705億円(前期比99.1%)となりました。

また、当期の年間配当金は、当初の予定通り前期に対



2007年6月

花王株式会社
代表取締役
社長執行役員 尾崎 元規

して2円増配の1株当たり52円とさせていただきました。

Q2. 花王グループの今後の事業戦略、方向のポイントを教えて下さい。

「商品の高付加価値化による“利益ある成長”の達成」

に向けて、昨年から、「中期重点事業目標」として次の3つを掲げ、すでに目標達成のために積極的な事業活動を行っています。

①ビューティケアとヒューマンヘルスケアの事業領域での成長の加速

②基盤事業であるファブリック&ホームケア事業のさらなる強化・発展

③グローバルに特徴ある強いケミカル事業への注力

このようなプライオリティをつけた重点事業目標を設定することで、「人・モノ・資金」などの経営資源を、より戦略的に効率的に投入してまいります。

Q3. 本年4月からは、事業推進体制も大きく改編しましたが、その趣旨は?

何より、先ほどの3つの「中期重点事業目標」を迅速かつ確実に達成していくために事業推進体制を改編し、新たに4つの事業ユニットを導入いたしました。

・ビューティケア事業ユニット
・ヒューマンヘルスケア事業ユニット
・ファブリック&ホームケア事業ユニット
・ケミカル事業ユニット

従来は、どちらかと言えば、商品カテゴリーの積み上げで組織がつくられていましたが、今回は、"ビューティケア"

事業と機能のマトリックス運営


研究
生産
販売
コーポレート
ビューティケア事業ユニット
ヒューマンヘルスケア事業ユニット
ファブリック&ホームケア事業ユニット
ケミカル事業ユニット

や"ヘルスケア"といった言葉に表れているように、あくまで"消費者起点"に立って、我々は消費者にどのようなベネフィットを与えられるのか、どのような貢献ができるのかということを基本にして、組織体制を改編しています。

Q4. 事業活動を支える研究、生産、販売などの機能部門の今後の運営については?

もともと当社グループの最大の強みは、事業部門と機能部門の「マトリックス運営」にあると思っています。

今回も、その強みをより一層強化するために、事業推進体制の改編に際して研究、生産、販売などの各機能部門においても、4事業ユニットに即した組織改編を行っています。

研究については、基盤研究を一層深める中で、4つの事業ユニットとのマトリックス運営をより有機的に行い、付加価値の高い商品をスピーディに創り出していく仕組みをつくりました。また、生産については、アジア·欧米までも含めたグローバル·サプライ·チェーン·マネジメントの基盤をしっかりと固め、4つの事業ユニットとの効果的·効率的なマトリックス運営を実行してまいります。

さらに販売については、この4月から、花王販売株式会社と花王化粧品販売株式会社が合併し、花王カスタマーマーケティング株式会社として新たにスタートしました。花王販売株式会社が長年培ってきた総合的な提案力と売り場実現力、そして花王化粧品販売株式会社が磨き上げてきた推奨·カウンセリング力という両社の力を組み合わせ、さらに強固な当社グループの販売力の構築·実践をめざしてまいります。

Q5. グローバル事業の拡大のポイントを教えて下さい。

グローバル事業においても、何より"消費者起点"の考え方を大切にし、それぞれのエリアの消費者のニーズにマッチした高付加価値商品をいかに提供し続けていけるかどうかが重要なポイントです。

アジアにおいては、数年前から進めているアジア一体運営が軌道に乗り、日本で成功した「アジエンス」や「ロリエ エフ」など付加価値の高い商品の展開や、タイの「アタックイージー」のような現地の事情にマッチした商品の発売などによって好調な事業活動を行っています。

欧米では、花王ブランズ社が各国の消費者の"美"に対するニーズを踏まえてプレミアムビューティケア事業を展開しており、「ジャーゲンズ」や「ビオレ」といったブランドをより強化·発展させてきました。また、美容サロン向けビジネスのKPSS—花王プロフェッショナル·サロン·サービシーズ社では、昨年「KMS」ブランドを大幅にリニ

ューアルし、「ゴールドウェル」との2ブランドで、さらに積極的な事業展開を図っています。

ケミカル事業においては、フィリピンで油脂アルコールの生産設備の増強工事を進めていましたが、昨年12月に稼動し、当社グループは、世界でも有数の生産能力を有することとなり、今後、油脂事業のより一層のグローバルな展開をめざしてまいります。

Q6. 株式会社カネボウ化粧品との連携について教えて下さい。

まず、「カネボウ化粧品」と「ソフィーナ」を独立したブランドとして、それぞれに一層強化していくことを基本として、事業活動を行っています。その上で、研究開発面での共同研究や、販売面での販促キャンペーンの共同提案など、連携を強化しつつあります。

また効率化、コスト削減の面においても、共通原料の共同調達などを順次実行しつつあり、また物流拠点の再配置等についても中期的視野に立って検討を進めております。

Q7. 花王グループのCSR活動についてはどのように考えていますか?

当社グループは、将来を見据えた事業活動を積極的に



行って、さらなる"利益ある成長"をめざしていくとともに、広く社会の中で支持され信頼される企業となるべく、CSR、すなわち企業の社会的責任の視点に立って、高い倫理性に基づいた誠実な行動に努め、また環境保全や省資源にも配慮した活動を行って、社会全体の持続的な発展に貢献してまいります。

ここであえて強調したいのは、企業の社会的責任の最大のものは、私どもの企業理念である「花王ウェイ」の使

命にも明記しているとおり、"よきモノづくり"を通して、お客さまの豊かな生活文化の実現に貢献することだと考えています。

Q8. 株主還元に関しての、今後の基本的な考え方を教えて下さい。

配当については、安定的かつ継続的に行うことが重要であると考え、現在は連結での配当性向*40%程度を目処にしています。

また、企業価値を一層高めるための設備投資やM&A(企業の合併・買収)などの資金需要に対応するための資金調達力の向上を図りながら、長期的に1株当たり利益の増加やROEを改善させるために、自己株式の取得も検討してまいります。

＊ 税引後の利益である当期純利益のうち、会社がどれだけを配当金の支払に向けたかを示す指標

1株当たり連結当期純利益と配当金の推移



(円)
150
100
50
0
連結当期純利益
配当金
15
16
20
24
26
30
32
38
50
52
97
98
99
00
01
02
03
04
05
06
(年度)

連結ROE(自己資本利益率)の推移



(%)
20
15
10
5
0
97
98
99
00
01
02
03
04
05
06
(年度)

事業レポート

家庭用製品事業

売り上げ、営業利益ともに伸長

家庭用製品の売上高は、7,447億円（前期比105.8%）となりました。日本は前期に比べて4.3%の増加となり、アジアも回復傾向が続き、また欧米は順調に伸長しました。営業利益は、日本では原材料価格の上昇の影響を受けましたが、好調な売り上げやコストダウンなどにより増加しました。また、アジアでは販売価格の低下や原材料価格の上昇などの影響を受けましたが、欧米では増加したことから、全体では989億円（前期比106.7%）となりました。

●日本

市場は、販売価格の下落傾向に歯止めがかかる兆しが見え始めました。また販売チャネルでは、ドラッグストアが伸長しました。こうした中で、商品の高付加価値化によ

連結売上高構成比

工業用製品（単位:億円）

日　本	1,169
アジア	558
欧　米	829
内部売上消去	△ 613



1,943億円
15.8%
2,926億円
23.8%
12,318億円
7,447億円
60.4%

家庭用製品（単位:億円）

日　本	5,623
パーソナルケア製品	…1,946
ハウスホールド製品	…2,438
サニタリーほか製品	…1,239
アジア	661
欧　米	1,248
内部売上消去	△ 85

化粧品（単位:億円）

2,926

（注）1. 記載金額は、億円未満を切り捨てて表示しております。
2. グラフの売上高は、外部顧客に対する売上高を表示しております。

る"利益ある成長"をめざして、"機能価値"に加えて"情緒価値"を高めた高付加価値商品の発売や基幹ブランドの一層の強化と育成に努めました。さらに、店頭においては、商品の特徴や関連する情報を的確にお伝えするため、マーケティングと販売が一体となった活動を引き続き積極的に進めました。

パーソナルケア製品分野では、市場は成熟していますが、商品の高付加価値化が進んでいるシャンプー・リンスやヘアスタイリング剤などの商品では、販売価格が上昇してきました。こうした中で、スキンケア製品では、洗顔料の「ビオレ マシュマロホイップ」が売り上げの増加に貢献しました。ヘアケア製品では、"新・家族 シャンプー"のコンセプトの「メリット」や、全面的な改良を行った「エッセンシャル ダメージケア」が好調に推移しましたが、競



昨年秋に全面的に改良し、好評の「エッセンシャル ダメージケア」

争の激化により全体の売り上げは伸び悩みました。オーラルケア製品では、清浄で健康な口内環境に整える歯みがきの「薬用ピュオーラ」を洗口液とともに発売し、消費者の高いご支持を得て売り上げを伸ばしました。


ピュオーラ
ピュオーラ

新しいコンセプトで市場を活性化した「薬用ピュオーラ」

ハウスホールド製品分野では、市場において、販売価格の下げ止まりの傾向が見えてきています。また、社会の変化の中で、消費者は家事について新しい意識を持ち始め、商品に対するニーズも多様化しています。こうした中で、基幹ブランドの高付加価値化による強化に取り組みました。衣料用洗剤では、「アタック」を、多くの衣類を洗っても高い洗浄力を発揮するよう改良し、また漂白成分と柔軟成分を配合した「アタック ALLin」を発売し、効率よく洗濯を済ませたいというニーズを持つ消費者のご支持を得ま

した。柔軟仕上剤では、「ハミングフレア リラックスハーブの香り」や「ハミングフレア ふわっと花咲くエッセンス」が消費者のご支持を得て、好調に推移しました。


かたくなったセンイでもリッチな肌触りがよみがえる
「ハミングフレア ふわっと花咲くエッセンス」

サニタリーほか製品の分野では、少子高齢化などの社会構造の変化や消費者の健康意識の高まりなどが進んでいますが、激しい市場競争の結果、一部の商品では販売価格の下落傾向が続きました。こうした中で、生理用品では、肌ストレスを軽減する「ロリエ エフ」が着実に消費者のご支持を得ており、売り上げを伸ばしました。子供用紙おむつは、ブランド価値の増大を図るため、より肌へのやさしさ及びあてやすさを追求して高付加価値化を図りました。大人用紙おむつは、パンツタイプとテープタイプの2つの機能を持った「リリーフ リハビリスタートパンツ」の発売もあり、好調に推移しました。


退院後のリハビリに最適な「リリーフ リハビリスタートパンツ」

ヘルスケア製品では、健康機能油の「エコナ」関連製品が、市場での競争激化の影響を受けました。健康機能性飲料の「ヘルシア」は、爽やかなグレープフルーツ味の「ヘルシアウォーター」を発売して、売り上げを伸ばしました。


爽やかなグレープフルーツ味のスポーツドリンク「ヘルシアウォーター」

●アジア

当社グループは、日本を含めたアジア一体運営の構築に取り組み、現地の消費者や市場の実態に合わせた付加価値の高い商品を提供することに努めました。プレミアムヘアケアブランドの「アジエンス」については、台湾及び香港に続きシンガポールにおいても発売し、また、商品ラインを美容液やヘアマスクにも拡大して売り上げを伸ばしました。生理用品では、「ロリエ　エフ」が香港及びシンガポールにおいて日本と同様に肌ストレスに敏感な消費者のご支持を得て好調に推移しました。また、タイでは現地の消費者や市場の実態に合わせた衣料用洗剤の「アタック イージー」が好調に推移しました。



香港でも好調の「ロリエ エフ」

●欧米

パーソナルケア製品事業を展開している欧米においても、商品の高付加価値化を図ってきました。花王ブランズ社では、競争が一段と激しくなる中、スキンケアブランドの「ジャーゲンズ」で、高い保湿機能に加え、健康的な小麦色へと肌色を徐々に変える「ナチュラル　グロー」に、従来のボディー用のほか、フェイス用を追加して、売り


FRIZZ-EASE
FRIZZ-EASE

プレミアムブランド「ジョン・フリーダ」のヘアケア製品「フリッズ イーズ」

上げを伸ばしました。ヘアケア製品では、プレミアムブランドの「ジョン・フリーダ」で、「フリッズ　イーズ」のシャンプー・コンディショナーの商品ラインを充実させ、売り上げを牽引しました。また、KPSS－花王プロフェッショナル・サロン・サービシーズ社では、美容室専用のプレミアムブランドの「KMS」を大幅にリニューアルし、売り上げを伸ばしました。

化粧品事業

売り上げは株式会社カネボウ化粧品の連結により大幅増加

消費者の価値観や美意識、販売チャネルの変化が進む中、日本の市場は横ばいの状況が続いています。こうした中で、当社グループは、ブランド価値の向上をめざして、変化に対応した商品力・販売力の強化に取り組みました。「カネボウ化粧品」は、百貨店専用の高級プレステージブランドの「インプレス」、薬用美白美容液の「ブランシール ホワイトニングコンクルージョン」及びメイクシリーズ「KATE」が好調に推移しました。「ソフィーナ」ではスキンケアブランドの「HADA・KA」を発売し、またドラッグストアチャネル専用スキンケアシリーズの「フィトマックス」を発売するなど、市場の活性化を図りました。また「モルトン・ブラウン」は、新製品の追加と販売地域の拡大もあり、大きく売り上げを伸ばしました。

以上の結果、売上高は2,926億円（前期比343.3%）となりました。営業利益は、カネボウ化粧品関連の商標権等の知的財産権及びのれんの償却費等の影響を受けたため、前期に比べて46億円減少し、5億円となりました。なお、カネボウ化粧品関連償却費控除前営業利益は前期を195億円上回り、273億円となりました。


Kanebo
Kanebo
百貨店専用の高級プレステージブランドの「インプレス」


「ソフィーナ」から発売の新しいスキンケアブランドの「HADA・KA」


日本にも直営店をオープンした「モルトン・ブラウン」

工業用製品事業

売り上げは伸長、営業利益は原材料価格の上昇の影響で減少

日本では、企業収益の改善や設備投資の増加が見られるなど、景気は引き続き回復基調ですが、原油価格の変動によるコストアップが対象業界に大きな影響を与えています。こうした中で、コア事業の油脂、機能材料及びスペシャルティケミカルズでグローバル体制の強化を図り、事業拡大に努めた結果、売上高は、家庭用製品等の原料として使用した分の内部売上を含め、2,236億円（前期比107.0%、為替変動の影響を除く実質伸長率は前期比103.6%）となりました。営業利益は、原材料価格の上昇の影響などにより、211億円（前期比96.1%）となりました。

●日本

機能材料では、樹脂関連の添加剤やコンクリート用高性能減水剤が堅調に推移しましたが、油脂では、ほぼ横ばいに推移しました。顧客に密着して高付加価値化を提案しているスペシャルティケミカルズでは、ハードディスク用研磨剤が大きく伸長し、電子部品洗浄剤なども、製品特長が顧客の評価を獲得して伸長しました。また、トナー・トナーバインダー及びインクジェットプリンターインク用色材は厳しい状況から回復しつつあります。


Kao
Chemicals
性能が評価され、引き続き伸長するハードディスク用研磨剤

●アジア

高い経済成長を続ける中国で売り上げが増加し、また台湾では液晶産業の成長などに伴い、売り上げが伸長しました。一方、マレーシア及びフィリピンで製造している油脂アルコールは、グローバルな拡売に努めましたが、市況の軟化により伸び悩みました。なお、フィリピンで油脂アルコールの生産設備の増強工事を進めていましたが、昨年12月に稼動しました。

●欧米

トナー・トナーバインダーは、日本、米国及び欧州の三極の市場伸長に対応した積極的な設備投資を実施し、好調に推移しました。ドイツでは、コンクリート用高性能減水剤や油脂アミンが製品特長を評価され、売り上げを伸ばしました。スペインでは、香料が好調に推移しました。

財務報告の要約 (記載金額は、億円未満を切り捨てて表示しております。)

連結貸借対照表

(単位:億円)

資産の部	当期 2007年3月31日現在	前期 2006年3月31日現在
流動資産	**4,022**	**3,646**
現金及び預金	499	473
受取手形及び売掛金	1,584	1,291
有価証券	362	201
たな卸資産	1,121	1,058
その他	454	620
固定資産	**8,455**	**8,558**
有形固定資産	**2,890**	**2,827**
建物及び構築物	964	950
機械装置及び運搬具	1,013	905
土地	696	671
その他	215	300
無形固定資産	**4,424**	**4,662**
のれん	2,563	2,671
商標権	1,478	1,562
その他	382	428
投資その他の資産	**1,140**	**1,068**
繰延資産	**0**	**0**
資産合計	**12,477**	**12,205**

(注)有形固定資産の減価償却累計額
当期 8,129億円　前期 7,933億円

負債の部	当期 200[illegible]3月31日現在	前期 2006年3月31日現在
流動負債	**3,086**	**4,361**
支払手形及び買掛金	1,101	965
短期借入金及び一年以内に返済予定の長期借入金	439	1,894
未払金	289	274
未払費用	857	759
未払法人税等	116	175
その他	281	292
固定負債	**3,643**	**2,657**
社債	999	—
長期借入金	2,117	2,185
その他	526	472
負債合計	**6,730**	**7,019**
純資産の部		
株主資本	**5,735**	**5,307**
資本金	854	854
資本剰余金	1,095	1,095
利益剰余金	3,885	3,459
自己株式	△100	△101
評価・換算差額等	**△90**	**△210**
新株予約権	**3**	**—**
少数株主持分	**99**	**89**
純資産合計	**5,747**	**5,185**
負債・純資産合計	**12,477**	**12,205**

(注) 1. 自己資本比率　当期 45.2%　前期 41.8%
2. 1株当たり純資産　当期 1,035円66銭　前期 935円11銭
3. 前期末の数値につきましては、会計基準等の変更に伴い、当期の表示方法に組み替えて表示しております。

ポイント

総資産は、前期末に比べ272億円増加しました。事業拡大及び期末日が金融機関の休業日のため回収が翌月となったことなどにより受取手形及び売掛金が293億円増加し、有価証券が160億円増加したことも含めて、流動資産合計では376億円の増加となりました。無形固定資産は、減価償却が進んだことなどにより237億円減少しました。

ポイント

負債は、前期末に比べ289億円減少しました。支払手形及び買掛金、未払費用は、期末日が金融機関の休業日のため支払が翌月となったことなどにより増加しました。借入金と社債の合計は、借入金の返済により522億円減少しました。なお、短期借入金を長期借入金や社債に置き換えました。純資産は、当期純利益による増加や配当金の支払による減少などの結果、前期末に比べ561億円増加しました。

連結損益計算書

(単位:億円)

科目	当期 2006年4月1日から 2007年3月31日まで	前期 2005年4月1日から 2006年3月31日まで
売上高	**12,318**	**9,712**
売上原価	5,032	4,277
売上総利益	**7,285**	**5,434**
販売費及び一般管理費	6,076	4,233
営業利益	**1,208**	**1,201**
営業外損益	△6	18
経常利益	**1,201**	**1,219**
特別損益	△30	△50
税金等調整前当期純利益	**1,171**	**1,169**
法人税、住民税及び事業税等	451	446
少数株主利益(減算)	14	11
当期純利益	**705**	**711**

(注) 1. 1株当たり当期純利益　当期 129円41銭　前期 130円58銭
2. 株式会社カネボウ化粧品は、昨年2月から12月までの11カ月の業績を連結しています。

ポイント

売上高は、モルトン・ブラウン社及び株式会社カネボウ化粧品の寄与や既存事業の成長により、2,605億円増加しました。営業利益は、原材料価格の上昇やカネボウ化粧品関連の知的財産権及びのれんの償却費267億円の影響がありましたが、売上高の増加やコストダウンなどで吸収し、前期を上回りました。当期純利益は、有利子負債の金利負担などにより、6億円減少しました。

連結キャッシュ・フロー計算書

(単位:億円)

科目	当期 2006年4月1日から 2007年3月31日まで	前期 2005年4月1日から 2006年3月31日まで
営業活動によるキャッシュ・フロー	1,649	1,172
投資活動によるキャッシュ・フロー	△632	△4,795
財務活動によるキャッシュ・フロー	△836	3,567
現金及び現金同等物に係る換算差額	25	27
現金及び現金同等物の増減額(減少:△)	206	△27
現金及び現金同等物の期首残高	675	704
新規連結に伴う現金及び現金同等物の増加額	—	7
連結除外に伴う現金及び現金同等物の減少額	—	△8
現金及び現金同等物の期末残高	881	675

ポイント

営業活動によるキャッシュ・フローは、主に、株式会社カネボウ化粧品が当社グループに加わったことにより増加しました。投資活動では、主に、生産能力の増強や合理化などの設備投資の支出がありました。財務活動では、主に、短期借入金を長期借入金や社債に置き換えたほか、借入金の一部返済や配当金の支払を行いました。これらの結果、現金及び現金同等物の期末残高は、前期末より206億円増加しました。

連結株主資本等変動計算書　当期(2006年4月1日から2007年3月31日まで)

(単位:億円)

	株主資本					評価・換算差額等	新株予約権	少数株主持分	純資産合計
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計				
2006年3月31日　残高	854	1,095	3,459	△101	5,307	△210	—	89	5,185
当期中の変動額									
利益処分による利益配当			△136		△136				△136
剰余金の配当			△141		△141				△141
利益処分による役員賞与			△0		△0				△0
当期純利益			705		705				705
自己株式の取得				△10	△10				△10
自己株式の処分		0		12	12				12
株主資本以外の項目の当期中の変動額(純額)						120	3	10	133
当期中の変動額合計	—	0	426	1	427	120	3	10	561
2007年3月31日　残高	854	1,095	3,885	△100	5,735	△90	3	99	5,747


大人の艶髪。

特集

消費者のニーズに応えるための徹底した“こだわり”が、商品の付加価値を高める

**花王グループは、商品の付加価値を高めて消費者のニーズにお応えしています。
これまでも、プレミアムヘアケアブランドの「アジエンス」、
スキンケアの観点から生まれた生理用品の「ロリエ エフ」などにより、
新しい付加価値を提案してきましたが、今後も消費者にとって
価値ある商品を提供していくことが重要であると考えています。**

変化する消費者のニーズを捉えるために

少子高齢化や晩婚化など社会構造が変化し、消費者の価値観やライフスタイルも多様化が進み、それに伴って商品やサービスに対するニーズも変化しています。

花王は、こうした消費者のニーズを的確に捉えるために、消費者から寄せられるさまざまなご意見やご要望に対して貴重な“生の声”として耳を傾けるとともに、消費者の生活環境などによる価値観の変化などを分析·整理して理解するように努めています。

さらに、具体的な商品を想定した開発段階に進むと、消費者へのアンケート調査やグループインタビュー、時には消費者のご家庭に伺い、生活の現場で行動観察を行うなど、消費者との直接的な対話を通して、生活の変化の背景にある本音や本質を探ることに注力しています。

ここで大切なのは、消費者のニーズを探る初期の段階からマーケティング担当者や研究開発担当者などの関係者全員が情報を共有し、商品を使用する消費者の気持ちになって、細かいところまで徹底して“こだわり”を持つことが、商品の付加価値を高めるためには不可欠だということです。

今回は、変化する消費者のニーズを捉えて、新しい付加価値を提案した最近の商品事例をご紹介します。



消費者から寄せられるご意見·ご要望は、商品開発にも生かされています

お掃除用品らしくないお掃除用品への“こだわり”

昨年秋に発売した「クイックルワイパー ハンディ」は、「毎日のお掃除を簡単に楽しく」という消費者のご要望から生まれた商品です。消費者からお話を聞くと、ホコリを取る掃除方法はさまざまでしたが、多くの方がホコリ取りについて面倒だと考えており、満足のいくお掃除ができていないことが分かりました。さらに詳しく聞いていくと、こまめに掃除する人ほど、いかにもお掃除用品という感じのものは使いたくない、そばに置きたくないといった気持ちがあることもわかりました。


クイックル
ワイパー
ハンディ

楽しさやかわいらしさを印象づけたテレビCM

これらのご意見を集約して決まったコンセプトは、「かわいい働き者」でした。つまり、きちんとホコリは取れて、見た目はかわいい商品をめざしました。このコンセプトを具体化したのが、360°全面についた吸着性の高いファイバー「ふわふわキャッチャー」でした。色も楽しさや明るい気分を考慮して、「ふわふわキャッチャー」にはオレンジ色、パッケージにはピンク色を採用しました。広告宣伝においても、機能面だけではなく、楽しさやかわいらしさが印象に残るようにしました。

ご使用いただいた方からは、「ホコリが舞い上がることなくしっかり取れる」、「鼻歌を歌うような気分でルンルンとお掃除できる」などご好評をいただいています。

既存品との明確な差別化への“こだわり”

オーラルケア製品の「薬用ピュオーラ」は、唾液の清浄（浄化・殺菌）作用に着目し開発されました。口臭や、お口のネバネバ感、舌の汚れなどは大人によく見られる口内環境悪化のサインですが、その原因の1つには、ストレスや疲れ、加齢に伴う唾液分泌量の減少があります。唾液の分泌量が減少すると清浄作用が低下し、むし歯・歯肉炎・口臭の原因となる細菌の集合体（歯垢・舌苔）が繁殖しやすくなります。

唾液の清浄作用に着目し、素材を探索したところ、糖アルコールの1つであるエリスリトールが、細菌の集合体に浸透し、その結びつきを弱め分散しやすくする作用を有することを発見しました。

加齢と口内環境



唾液分泌量
口臭成分量
ネバツキ成分量
(20歳〜59歳 男女 花王調べ)
唾液分泌量 (g/min)
口臭成分量 (VSC : ppb)
ネバツキ成分量 (蛋白質量 : mg/ml)
0.8
0.7
0.6
0.5
0.4
0.3
60
50
40
30
20
1.5
1.2
0.9
0.6
20歳代
30歳代
40歳代
50歳代

「薬用ピュオーラ」は、爽快でネバつきがなくなることを明確に実感できるように、冷涼感のあるこのエリスリトールを清浄剤としてふんだんに配合し、さらに、消費者の嗜好に合わせて、エリスリトールの冷涼感を生かし、「クリーンミント」と「ワイルドミント」の2つの香味をご提案しました。



ネバネバお口から
サラサラお口へ

「ネバネバお口からサラサラお口へ」のコピーで新しい商品特長を伝えたテレビCM

また商品のコンセプトを「清浄で健康な口内環境に整える」とし、これをどう伝えるか議論を重ねた末、「ネバネバお口からサラサラお口へ」というコピーで消費者への浸透を図りました。またパッケージも上質な光沢紙を用いるなど工夫し、既存品とは違う新しさにこだわりました。

こうして昨年秋に発売したところ、「ネバつきがなくなった」、「メンソールなどとは違う清涼感が長く続く」など、消費者の高いご支持を得ています。



歯科医院と同様の設備を社内に設置し、今後も口内環境に関する知見を蓄積してまいります

高付加価値創造のための徹底した"こだわり"

ヘアケア製品について、既成の枠にとらわれずに、消費者のニーズの探索を試みたところ、「現状の主力ブランドには大人の女性向けのものが少ない」、「加齢に伴う髪の悩みに対応した商品がない」と感じている人が数多くいることがわかりました。

そこで、ターゲットを特に30代後半から40代の女性に絞り、さらに価値観や髪への意識を深く掘り下げてみました。その結果、「いつまでも美しくありたい」と願う気持ちが強く、髪に関しては、艶の低下を多くの方が感じていることがわかりました。

この点にスポットを当てて、新ヘアケアシリーズの開発に着手しました。キーワードは髪の艶。加齢に伴う艶の低下は、年齢とともに増える毛髪のうねりが原因であることを明らかにし、毛髪研究により髪のうねりを整え、髪に艶を与える技術を開発しました。



議論を重ねた結果採用された斬新なパッケージデザイン



テレビCMに米国のスーパーモデル、
クリスティ・ターリントンさんを起用

ブランド名はイタリア語で「秘密」という意味の「セグレタ」とし、また商品のボトルからノズルの形状まで、今までにない斬新なデザインを採用し、さらに広告宣伝には、米国のスーパーモデルのクリスティ・ターリントンさんを起用しました。店頭においても、商品の高級感をより引き立てる店頭ツールを考案しました。

「セグレタ」は発売直後から消費者のご支持を得ており、「メリット」、「エッセンシャル ダメージケア」、「アジエンス」に続き、「セグレタ」を第4の柱として育成することで、一人でも多くの方に共感を伴う高い満足を提供してまいります。

花王グループ間の協力により商品化を実現

欧米で事業展開している花王ブランズ社でも、新しい付加価値の提案が積極的に行われています。米国には、トップサロンのヘアスタイリストがカラーリングの際に行う「グレイチング」と呼ばれるテクニックがあります。これは、お客様の髪のタイプに合わせて、コンディショナーやパーマネントカラー、シリコーンなどを混ぜ、それをカラーリングした髪に処理することにより、これらのベネフィット、すなわち髪色をより引き立たせ、輝くツヤを与え、かつ髪にいきいきとしたハリを与えるテクニックです。美容サロンでなくても家庭で手軽に使えて、これらのベネフィットを与える商品を創り出そうという意図で生まれた商品が、花王ブランズ社の「ルミナス　カラー　グレイズ」です。


JOHN FRIEDA
we see
you
JOHN FRIEDA COLLECTION THE BEAUTY OF INVENTION



「ルミナス カラー グレイズ」を使用した髪の仕上がりを表現した雑誌広告

その商品開発にあたっては、まず3つのベネフィットを実現する技術として、花王の酸性染料促進技術を応用することとしました。この応用技術の採用により、色持ちが格段に改善され、望みのレベルの髪の鮮やかさを実現することに成功しただけでなく、髪にハリを与えることにも成功しました。

このように、花王グループにおいてシナジー効果を発揮することによって、プロのテクニックにより得られる憧れの3つのベネフィットを、家庭で簡単に実現出来るようになりました。

花王グループはこれからも、変化し続ける消費者のニーズを探り出し、心から満足していただける付加価値の高い商品の開発に努めてまいります。

年間ハイライト 2006年4月—2007年3月

2006年 4月 5月 6月 7月 8月 9月 10月

「化粧品点字シール」を作成し、無料で提供

消費者の方々からの「口紅の色の識別ができる点字シールをつくってほしい」というご要望にお応えし、化粧品の容器や口紅の色を識別するための「化粧品点字シール」を作成しました。白地に大きな印字もあり、高齢者の方にもご活用いただけます。昨年5月から全国のデパート及びスーパーのビューティアドバイザーのいるソフィーナコーナーまたは郵送にて無料で配布しています。

〈問い合わせ先〉
花王株式会社 社会貢献部
03-3660-7057



洗浄・漂白・除菌・防臭・柔軟が一つになった衣料用洗剤「アタック ALLin」を発売


アタック
ALLin

清浄で健康な口内環境に整える「薬用ピュオーラ」（ハミガキ・洗口液）を発売


ピュオーラ

体脂肪に関する特定保健用食品のスポーツドリンク「ヘルシアウォーター」を発売



花王と株式会社リブドゥコーポレーションが業務・資本提携で合意

花王と株式会社リブドゥコーポレーションは、介護ビジネスを中心とした日本国内での事業提携に合意し、業務・資本提携契約を締結しました。両社の介護事業で培った研究開発力を生かして消費者の立場に立った商品を共同で開発し、より付加価値の高いサービスの提供をめざします。

カネボウ化粧品が中国での事業展開を強化

株式会社カネボウ化粧品は、中国において子会社を通じ、戦略ブランド「インプレス」、「ルナソル」を百貨店流通に導入し、中国での事業展開をさらに強化していきます。



ドラッグストアチャネル専用の新スキンケアシリーズ「フィトマックス」を発売


Phytomax

11月

ヘルスケアリサーチセンターが「日経ものづくり大賞」を受賞

ヘルスケア食品開発研究エリアと香料開発研究エリアからなる総合研究センターのヘルスケアリサーチセンターが、第3回「日経ものづくり大賞」を受賞しました。この賞は、国内外の「ものづくり」に関わる優秀な工場や研究所、そこで採用するプログラムやシステムを表彰するものです。



花王とカネボウ化粧品が共同で「細胞を用いた眼刺激性試験代替法」について発表

眼刺激性の評価に関して、花王では、培養した細胞を用いた簡便な試験法の開発に取り組んできました。その試験法の有用性を株式会社カネボウ化粧品と共同で評価し、研究成果を日本動物実験代替法学会で発表しました。



12月

米国の花王ブランズ社のヘアケア製品「ルミナス カラー グレイズ」が「Breakthrough Product of the Year」を受賞

昨年1月に米国で発売した「ジョン・フリーダ」ブランドのヘアケア製品「ルミナス カラー グレイズ」が、その革新性を評価され、ファッション業界の専門誌である「WWD」の2006年度「Breakthrough Product of the Year」を受賞しました。



フィリピンで油脂アルコール生産設備を増強

25ページの「KAO NEWS」をご覧下さい。

2007年 1月

事業推進体制改編とそれに伴う販売会社合併を発表

本年4月1日をもって、花王は事業推進体制の改編を実施しました。その一環として同日付で、子会社である花王販売株式会社と花王化粧品販売株式会社が合併し、花王カスタマーマーケティング株式会社として新たにスタートすることを発表しました。



花王ミュージアムを開設

25ページの「KAO NEWS」をご覧下さい。

2月

3月

「グレイスソフィーナ」がブランドイメージをリニューアル

「グレイスソフィーナ」が、ブランドイメージを大幅にリニューアルし、大人の「可愛い」を引き出すブランドとして生まれ変わりました。



「サイエンス・パートナーシップ・プロジェクト」の理科実験講座を実施

文部科学省が推進する「科学技術・理科大好きプラン」の一環である「サイエンス・パートナーシップ・プロジェクト」で、花王は高校生を対象に理科実験講座を実施しました。



新製品のご紹介



セグレタ®

いつまでも艶を持ち続ける、大人の女性のために

新ヘアケアブランド「セグレタ」のシャンプー・コンディショナー・トリートメントは、エイジングによる変化を感じはじめた大人の髪に合わせて処方し、年齢とともに増える髪のうねりを整え、髪に艶をあたえます。女性の美しさを高める天然素材から抽出したグロッシー・ヘア・スパイスを配合。「見て、触れて、香る　感じる艶髪」へと導きます。さらに、美しい髪を育むスカルプエッセンス（医薬部外品）もラインアップいたしました。


エコナ
香味野菜と
完熟トマトの
ボロネーゼ

エコナ®素材にこだわったパスタソース

エコナからパスタソース新登場

エコナの油を使用した「エコナ 素材にこだわったパスタソース」は、素材を厳選し、おいしさにこだわって丁寧に作ったパスタソースです。
簡単で本格的な味わいが楽しめる〈温めてかけるソース〉とお好みの具材を加えてアレンジが楽しめる〈手作り用ソース〉の2タイプがあり、シーンに合わせてお使いいただけます。





花王ミュージアムを開設

創業より清浄生活の向上に深く関わってきた花王が、本年1月、すみだ事業場（東京都墨田区）にこれまで収集した数々の史料を展示し、清浄文化の移り変わりについて広く社内外に紹介しようという趣旨で、花王ミュージアムを開設しました。花王の創業者や歴代の経営者たちのメッセージや事業活動の歴史、さらに"よきモノづくり"から生まれた最新の商品なども紹介しています。

見学受付：03-5630-9004（受付時間：平日9:00～17:00）

※事前予約制です。





フィリピンで油脂アルコールの生産設備を増強

フィリピンのピリピナス花王社で油脂アルコール生産設備の増強工事を進めていましたが、昨年12月に稼働し、本年3月に竣工式が行われました。

1980年に油脂アルコールの生産を開始し、ピリピナス花王社で培われた生産プロセス技術と、花王の技術との相乗効果で着実に事業規模を拡大させてきました。

この増設により、花王グループの生産能力は、マレーシアのファティ ケミカル（マレーシア）社と合わせて、世界でトップクラスの年間30万トン規模となりました。

取締役、執行役員及び監査役 (2007年6月28日現在)

● 取締役

取締役会会長	後藤卓也	
代表取締役 社長執行役員	尾崎元規	
代表取締役 専務執行役員	星野敏雄	コーポレートスタッフ管掌、EVA推進担当
取締役 常務執行役員	後藤卓雄	生産技術部門統括、環境・安全推進本部長、購買部門、品質保証本部、TCR、ロジスティクス部門担当
取締役 常務執行役員	神田博至	コンシューマープロダクツ担当、MK開発部門統括、花王プロフェッショナル・サービス株式会社担当
取締役 常務執行役員	髙木憲彦	コンシューマープロダクツ国際事業本部長
取締役 常務執行役員	中川俊一	法務・コンプライアンス部門統括、コーポレートコミュニケーション部門統括、リスクマネジメント室、情報システム部門担当
取締役 執行役員	西藤俊秀	ケミカル事業ユニット長
取締役 執行役員	三田慎一	会計財務部門統括
取締役 執行役員	髙橋辰夫	花王カスタマーマーケティング株式会社代表取締役 社長執行役員
取締役 執行役員	広田雅人	ビューティケア事業ユニット長
取締役 執行役員	沼田敏晴	研究開発部門統括
取締役	髙山外志夫	株式会社カネボウ化粧品代表取締役 会長執行役員
取締役	髙橋　温	住友信託銀行株式会社代表取締役会長
取締役	正田　修	株式会社日清製粉グループ本社代表取締役 取締役会長

(注) 1.取締役 髙橋 温及び正田 修の両氏は、社外取締役であります。
2.監査役 伊東 敏及び大江 忠の両氏は、社外監査役であります。

● 執行役員

執行役員	平井良育	生活者リサーチ部門統括
執行役員	中谷吉隆	生産技術部門副統括、ビューティケアSCMセンター長、東京工場長
執行役員	平峰伸一郎	花王(中国)投資有限公司董事長兼総経理、上海花王有限公司董事長兼総経理、花王(上海)産品服務有限公司董事長兼総経理、花王(中国)研究開発中心有限公司董事長
執行役員	橋本　健	購買部門統括
執行役員	三井久夫	ファブリック&ホームケアSCMセンター長、和歌山工場長
執行役員	小柴　茂	ファブリック&ホームケア事業ユニット長
執行役員	小林省治	ケミカル事業ユニット副事業ユニット長
執行役員	安川拓次	ヒューマンヘルスケア事業ユニット フード&ビバレッジ事業グループ長
執行役員	青木　寧	人材開発部門統括
執行役員	澤田道隆	研究開発部門副統括、ヒューマンヘルスケア研究センター長
執行役員	夏坂真澄	ビューティケア事業ユニット プレステージ化粧品事業グループ長、プレミアム・スキンケア事業グループ長
執行役員	ビル・ゲントナー	花王ブランズ社社長
執行役員	吉田勝彦	ヒューマンヘルスケア事業ユニット長
執行役員	呉　尚久	ビューティケア研究センター長

● 監査役

常勤監査役	大竹正一	
常勤監査役	松坂　隆	
監査役	伊東　敏	公認会計士
監査役	大江　忠	弁護士

会社概要 (2007年3月31日現在)

- ❶商　　号　花王株式会社(Kao Corporation)
- ❷本店所在地　東京都中央区日本橋茅場町一丁目14番10号
- ❸創　　業　1887年6月19日
- ❹設　　立　1940年5月21日
- ❺資 本 金　85,424,265,916円
- ❻従業員数　花王グループ 32,175名(当社 5,642名)

株式の状況 (2007年3月31日現在)

- ❶発行済株式の総数　549,443,701株
- ❷株主数　40,502名
- ❸所有者別株式分布



証券会社 3.11%
自己名義 0.69%
国内法人 4.06%
個人・その他 13.14%
金融機関 30.51%
外国人 48.49%

- ❹大株主(上位10名)

株主名	持株数(千株)	出資比率(%)
日本トラスティ・サービス信託銀行株式会社(信託口)	25,542	4.64
ステート ストリート バンク アンド トラスト カンパニー 505103	24,266	4.41
モックスレイ・アンド・カンパニー	23,617	4.29
日本マスタートラスト信託銀行株式会社(信託口)	21,645	3.93
東京海上日動火災保険株式会社	17,402	3.16
全国共済農業協同組合連合会	16,642	3.02
日本生命保険相互会社	15,200	2.76
ステート ストリート バンク アンド トラスト カンパニー	15,032	2.73
ザ チェース マンハッタン バンク エヌエイ ロンドン エス エル オムニバス アカウント	11,609	2.11
メロン バンク エヌエー アズ エージェント フォー イッツ クライアント メロン オムニバス ユーエス ペンション	11,223	2.04

株価及び出来高の推移

○株価と出来高

(東京証券取引所/期間:2002年4月~2007年3月)



株価(円)
4,000
3,000
2,000
1,000
0
出来高
(万株)
5,000
3,000
1,000
02
03
04
05
06
07(年)

株主メモ

○株式に関するお問い合わせ先(株主名簿管理人)

〒168-0063 東京都杉並区和泉二丁目8番4号

中央三井信託銀行株式会社 証券代行事務センター

0120-78-2031 (受付時間:平日 9:00~17:00)

❶お手続き用紙のご請求について

配当金振込指定、単元未満株式買取・買増請求、住所変更及び名義書換請求等に必要な各用紙のご請求は、株主名簿管理人の下記のフリーダイヤル及びホームページにて24時間受け付けております。

0120-87-2031(自動応答)

http://www.chuomitsui.co.jp/person/p_06.html

(注)証券保管振替制度をご利用の場合は、お取引のある証券会社にお申し出下さい。

❷ホームページのご案内

下記の当社ホームページでは、決算や新製品に関するお知らせなど、さまざまな情報を提供しております。ぜひご覧下さい。

http://www.kao.co.jp/

花王

END

花王株式会社
〒103-8210 東京都中央区日本橋茅場町1-14-10
http://www.kao.co.jp/

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